Filed Pursuant to Rule 424(b)3
                                              Registration Statement #333-121488

                         [POINTE FINANCIAL LOGO OMITTED]


                          POINTE FINANCIAL CORPORATION
                              21845 Powerline Road
                            Boca Raton, Florida 33433



                                January 10, 2005

Dear Pointe Financial Corporation shareholder:

You are cordially invited to attend a special meeting of shareholders of Pointe Financial Corporation ("Pointe") to be held on February 11, 2005 at 8:00 a.m., local time, in the branch lobby of the headquarters of Pointe Bank at 21845 Powerline Road, Boca Raton, Florida. At this special meeting, you will be asked to approve the merger agreement by and between Pointe and The South Financial Group, Inc. ("TSFG"). As a result of the merger, the separate corporate existence of Pointe will cease, and the holders of Pointe common stock will have the right to convert their shares into (1) cash, (2) shares of common stock of TSFG, or (3) a combination of cash and TSFG common stock, subject to the election and allocation procedures described in this proxy statement/prospectus. The actual number of shares of TSFG common stock or amount of cash that you will receive for each share of Pointe common stock that you hold will be determined based on a formula set forth in the merger agreement and described in this proxy statement/prospectus. TSFG is issuing 2,554,022 shares of its common stock and paying $24,493,075 in cash for all outstanding Pointe common stock and options. Because these amounts are fixed, you may receive a combination of cash and TSFG common stock, regardless of your election choice.

You will find a table on page 32 of this proxy statement/prospectus that sets forth the per share cash consideration and the per share stock consideration that would be received by Pointe shareholders based on a range of assumed average closing prices of TSFG common stock during the applicable measurement period. In addition, a table giving examples of the three possible elections by a hypothetical Pointe shareholder based on different average closing prices of TSFG common stock is attached as Appendix B to this proxy statement/prospectus. REGARDLESS OF WHICH ELECTION YOU MAKE, PROVISIONS IN THE MERGER AGREEMENT ARE DESIGNED TO CAUSE THE VALUE OF THE PER SHARE CONSIDERATION YOU RECEIVE TO BE SUBSTANTIALLY EQUIVALENT.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TSFG/POINTE MERGER AND THE MERGER AGREEMENT ARE FAIR AND IN THE BEST INTERESTS OF POINTE AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE TSFG/POINTE MERGER PROPOSAL DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS.

The proposed merger requires the receipt of bank regulatory approvals by TSFG and the approval of the merger agreement by the holders of a majority of the outstanding shares of common stock of Pointe. Please carefully review and consider this proxy statement/prospectus which explains the proposed merger in detail. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" ON PAGE 15 OF THIS PROXY STATEMENT/PROSPECTUS.

IT IS IMPORTANT THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. ABSTENTIONS OR FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER. ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY YOUR PROXY CARD IN THE ENCLOSED ENVELOPE. YOU MAY ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON IF YOU WISH, EVEN THOUGH YOU HAVE PREVIOUSLY RETURNED YOUR PROXY.

Sincerely,

/s/ R. Carl Palmer, Jr.

R. Carl Palmer, Jr.
Chairman of the Board, President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF TSFG COMMON STOCK ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This proxy statement/prospectus is dated January 10, 2005 and is first being mailed to shareholders on or about January 13, 2005.

                          POINTE FINANCIAL CORPORATION
                              21845 Powerline Road
                            Boca Raton, Florida 33433
                                -----------------


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         To Be Held On February 11, 2005

                                 ---------------

To the Shareholders of Pointe Financial Corporation:

         We will hold a special meeting of shareholders of Pointe Financial Corporation ("Pointe") on February 11, 2005, at 8:00 a.m., local time, in the branch lobby of the headquarters of Pointe Bank at 21845 Powerline Road, Boca Raton, Florida for the following purposes:

              1. To vote to approve the Agreement and Plan of Merger, dated as of October 27, 2004, by and between Pointe and The South Financial Group, Inc. ("TSFG"), as amended, pursuant to which, among other things, Pointe will merge with and into TSFG upon the terms and subject to the conditions set forth in the merger agreement. This proposal is more fully described in the enclosed proxy statement/prospectus. You can find a copy of the merger agreement in Appendix A to this proxy statement/prospectus. You should carefully read the merger agreement in its entirety before voting.

              2. To transact any other business as may properly be brought before the Pointe special meeting or any adjournments or postponements of the Pointe special meeting, including, without limitation, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

         We have fixed the close of business on December 27, 2004 as the record date for determining those shareholders entitled to vote at the Pointe special meeting and any adjournments or postponements of the Pointe special meeting. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the Pointe special meeting and any adjournments or postponements of the Pointe special meeting.

                                            By Order of the Board of Directors,

                                            /s/ R. Carl Palmer, Jr.

                                            R. Carl Palmer, Jr.
                                            Chairman of the Board, President and
                                            Chief Executive Officer
Boca Raton, Florida
January 13, 2005


THE BOARD OF DIRECTORS OF POINTE UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD. YOU WILL RECEIVE UNDER SEPARATE COVER AN ELECTION FORM WITH INSTRUCTIONS FOR DELIVERING THE CERTIFICATES.


                                TABLE OF CONTENTS
Caption                                                                                                   Page No.
---------                                                                                                 ---------

ADDITIONAL INFORMATION............................................................................................1
QUESTIONS AND ANSWERS ABOUT THE MERGER............................................................................2
SUMMARY...........................................................................................................4
         Information About TSFG and Pointe........................................................................4
         Pointe Will Merge Into TSFG..............................................................................4
         Pointe Will Hold the Special Meeting on February 11, 2005................................................5
         What Pointe Shareholders Will Receive in the Merger......................................................5
         You May Elect To Receive Cash or Stock Consideration.....................................................6
         Pointe's Reasons for the Merger..........................................................................6
         Material Federal Income Tax Consequences.................................................................7
         Pointe's Board of Directors Unanimously Recommends Shareholder Approval of the Merger....................7
         Pointe's Financial Advisor Says that the Merger Consideration Is Fair to Pointe Shareholders.............7
         Pointe Shareholders Have No Appraisal Rights.............................................................7
         Pointe Officers and Directors Have Some Interests in the Merger that are Different or in Addition to Their Interests as Shareholders..................................................................7
         The Merger is Expected to Occur in April of 2005.........................................................8
         The Merger Will Be Accounted for Under the Purchase Method of Accounting.................................8
         Completion of the Merger is Subject to Certain Conditions................................................8
         We May Not Complete the Merger Without All Required Regulatory Approvals.................................8
         Termination of the Merger Agreement......................................................................8
         Pointe Must Pay TSFG a Termination Fee Under Certain Circumstances.......................................9
         Effect of Merger on Rights of Pointe Shareholders........................................................9
         Share Information and Market Prices......................................................................9
COMPARATIVE STOCK PRICES AND DIVIDENDS...........................................................................10
COMPARATIVE PER SHARE DATA.......................................................................................10
SELECTED FINANCIAL DATA..........................................................................................11
RISK FACTORS.....................................................................................................15
THE POINTE FINANCIAL CORPORATION SPECIAL SHAREHOLDERS' MEETING...................................................18
         Record Date.............................................................................................18
         Quorum; Effect of Abstentions and Broker Non-Votes......................................................18
         Proxies.................................................................................................18
         Vote Required...........................................................................................19
         Recommendation of Board of Directors....................................................................19
THE MERGER.......................................................................................................20
         Transaction Structure...................................................................................20
         Background of the Merger................................................................................20
         Recommendations of Pointe's Board of Directors and Reasons of Pointe for the Merger.....................21
         Opinion of Pointe's Financial Advisor...................................................................23
         Merger Consideration....................................................................................30
         Election Procedure......................................................................................33
         Allocation..............................................................................................35
         Treatment of Options and Restricted Stock Awards........................................................36
         Fractional Shares.......................................................................................36
         Effective Time..........................................................................................37
         Conditions to the Completion of the Merger..............................................................37
         Representations and Warranties..........................................................................38
         Conduct of Business Pending the Merger..................................................................39
         No Solicitation by Pointe...............................................................................40
         Regulatory Approvals Required for the Merger............................................................41
         Material Federal Income Tax Consequences................................................................42
         Termination of the Merger Agreement.....................................................................44
         Extension, Waiver and Amendment of the Merger Agreement.................................................45

                                       i

         Management of Operations of Pointe Bank After the Merger................................................45
         Employee Benefit Plans and Existing Agreements..........................................................45
         Stock Market Listing....................................................................................46
         Expenses................................................................................................46
         Dividends...............................................................................................46
         Appraisal Rights........................................................................................46
         Accounting Treatment....................................................................................46
         Interests of Certain Persons in the Merger..............................................................47
         Restrictions on Resales by Affiliates...................................................................48
COMPARATIVE RIGHTS OF SHAREHOLDERS...............................................................................49
         Authorized Capital Stock................................................................................49
         Size of Board of Directors..............................................................................49
         Classification of Directors.............................................................................50
         Removal of Directors....................................................................................50
         Filling Vacancies on the Board of Directors.............................................................50
         Nomination of Director Candidates by Shareholders.......................................................50
         Election of Directors...................................................................................50
         Shareholder Action Without a Meeting....................................................................51
         Calling Special Meetings of Shareholders................................................................51
         Shareholder Proposals...................................................................................51
         Record Date.............................................................................................52
         Dividends...............................................................................................52
         Liquidation Rights......................................................................................52
         Indemnification of Directors, Officers and Employees....................................................52
         Limitation of Liability for Directors...................................................................53
         Amendments to Articles of Incorporation.................................................................54
         Amendments to Bylaws....................................................................................54
         Shareholder Vote On Fundamental Issues..................................................................55
         Control Share Acquisition Provisions....................................................................55
         Business Combinations with Interested Shareholders......................................................56
         Consideration of Other Constituencies...................................................................57
         Dissenters'/Appraisal Rights............................................................................58
DESCRIPTION OF TSFG CAPITAL STOCK................................................................................58
         Common Stock............................................................................................58
         Preferred Stock.........................................................................................58
         Management Contracts....................................................................................59
         Board of Directors......................................................................................59
         Voting..................................................................................................60
DESCRIPTION OF TSFG..............................................................................................61
DESCRIPTION OF POINTE............................................................................................62
LEGAL MATTERS....................................................................................................62
EXPERTS..........................................................................................................62
OTHER MATTERS....................................................................................................62
SHAREHOLDER PROPOSALS............................................................................................62
WHERE YOU CAN FIND MORE INFORMATION..............................................................................63
         TSFG SEC Filings........................................................................................63
         Pointe SEC Filings......................................................................................63
FORWARD-LOOKING STATEMENTS.......................................................................................64
Appendix A:  Agreement and Plan of Merger.......................................................................A-1
Appendix B:  Illustrative Calculations of Merger Elections......................................................B-1
Appendix C:  Fairness Opinion of Keefe, Bruyette & Woods, Inc...................................................C-1


                             ADDITIONAL INFORMATION

         Both TSFG and Pointe file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may obtain copies of these documents by mail from the public reference room of the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, TSFG and Pointe file reports and other information with the SEC electronically, and the SEC maintains a web site located at http://www.sec.gov containing this information.

         This document incorporates important business and financial information about TSFG and Pointe from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from TSFG or Pointe at the following addresses:

         The South Financial Group, Inc.            Pointe Financial Corporation
         102 South Main Street                      21845 Powerline Road
         Greenville, South Carolina 29601           Boca Raton, Florida 33433
         Attn: William P. Crawford, Jr.             Attn: Jean Murphy-Engler
         Executive Vice President                   Secretary
         Telephone: (864) 255-7900                  Telephone: (561) 368-6300

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO IN TIME TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

         TSFG common stock is traded on the Nasdaq National Market under the symbol "TSFG," and Pointe common stock is traded on the Nasdaq National Market under the symbol "PNTE."

         See "Where You Can Find More Information" on page 63 for further information.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       What will I receive in the merger?

A: As a result of the merger your shares of Pointe common stock will be converted into either cash, shares of common stock of TSFG, or a mixture of cash and TSFG common stock, subject to the election and allocation procedures described in this proxy statement/prospectus. TSFG has agreed to pay an aggregate of 2,554,022 shares of its common stock and $24,493,075 in cash for all outstanding shares of Pointe common stock, calculated assuming the exercise of all outstanding options.


Q: Can I elect the type of consideration that I will receive in the merger?

A: Yes. Subject to the allocation procedures described in this proxy statement/prospectus, you may elect to receive all cash, all shares of TSFG common stock or a mixture of cash and TSFG common stock in exchange for your shares of Pointe common stock.


Q: What is the amount of the cash and/or the number shares of TSFG common stock that I will receive for my shares of Pointe common stock?

A: You will receive your pro rata share of the total merger consideration based on your percentage ownership of Pointe common stock. However, because we do not know the value of the TSFG common stock prior to closing, we will not determine the actual amount of cash and number of shares of TSFG common stock that you will receive for each share of Pointe common stock until the third day immediately prior to the effective time of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described in this proxy statement/prospectus. There is a table on page 32 that sets forth the per share cash consideration and the per share stock consideration that would be received by Pointe shareholders based on a range of assumed average closing prices of TSFG common stock. An additional table is attached as Appendix B, which gives examples of the TSFG common stock and cash that may be received based on the three possible elections by a hypothetical Pointe shareholder and on different average closing prices of TSFG common stock.


Q: Is the value of the per share consideration that I receive expected to be substantially equivalent regardless of which election I make?

A: Yes. The formula that will be used to calculate the per share consideration is designed to equalize the value of the consideration to be received for each share of Pointe common stock in the merger as measured during a valuation period, regardless of whether you elect to receive cash or stock.


Q: When should I send in my stock certificates? How do I elect the form of consideration I prefer to receive?

A: If you own Pointe common stock, you will receive under separate cover an election form that you may use to indicate whether your preference is to receive cash or shares of TSFG common stock. The election deadline will be 5:00 p.m., Eastern Time, on the business day before the completion of the merger. You will receive the election form approximately 30 days before the completion of the merger. To make an election, a holder of Pointe common stock must submit a properly completed election form and return it, together with all stock certificates, so that the form and certificates are actually received by the exchange agent at or before the election deadline in accordance with the instructions on the election form. If your shares are held in a brokerage account, or "street name," you will not need to submit certificates. Follow the written instructions from your broker regarding making your election. Pointe shareholders will be unable to sell their Pointe common stock from the time when the election is made until the merger is completed. An election may be revoked or changed by the person submitting the election form prior to the election deadline.

Q:       Will I always receive the form of consideration I elect to receive?

A: No. A fixed number of shares of TSFG common stock will be issued and a fixed amount of cash paid in the merger. Accordingly, unless you elect to receive a mixture of cash and TSFG common stock, there is no assurance that you will receive the form of consideration that you elect with respect to all shares of Pointe common stock you hold. If the elections result in an oversubscription of the pool of cash or TSFG common stock, the exchange agent will allocate between cash and TSFG common stock following procedures described beginning on page 35 of this proxy statement/prospectus.


Q:       What do I need to do now?

A: After you have carefully read this document, including all of the attached appendices, just indicate on your proxy card how you want to vote with respect to the proposal to approve the merger agreement with TSFG. Complete, sign, date and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at the special meeting. The board of directors of Pointe recommends that its shareholders vote in favor of the merger. You should also submit a properly completed election form to the exchange agent in the manner described on page 34 ("Merger Consideration--Election Form").


Q: What do I do if I want to change my vote after I have mailed my signed proxy card?

A: You may change your vote by revoking your proxy in any of the three following ways:

          o by sending a written notice to the secretary of Pointe prior to the special meeting stating that you would like to revoke your proxy;
          o by completing, signing and dating another proxy card and returning it by mail prior to the special meeting; or
          o    by attending the special meeting and voting in person.


Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: If you do not provide your broker with instructions on how to vote your shares held in "street name," your broker will not be permitted to vote your shares on the merger proposal. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger proposal.


Q:       When do you expect to complete the merger?

A: We presently expect to complete the merger in April of 2005. However, we cannot assure you when or if the merger will occur. In addition to customary conditions, we must first obtain the approval of Pointe shareholders at the special meeting and the necessary regulatory approvals.


Q: Who can I call with questions about the special meeting or the merger or to obtain additional information about TSFG and Pointe?

A: Pointe shareholders may contact Jean Murphy-Engler, Corporate Secretary, at (561) 368-6300.

                                     SUMMARY

This brief summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to read the entire document carefully and the other documents to which we refer to fully understand the merger. See "Where You Can Find More Information" on page 63. Each item in this summary refers to the page where that subject is discussed in more detail.

Information About TSFG and Pointe (See pages 61 and 62).

The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601
(864) 255-7900

         The South Financial Group, Inc., a South Carolina corporation ("TSFG"), is a financial holding company headquartered in Greenville, South Carolina that engages in a general banking business primarily through its two banking subsidiaries:

   o Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank that engages in a general banking business through approximately 100 branches, which are primarily located throughout South Carolina and in western North Carolina. At September 30, 2004, it had total assets of $9.1 billion, total loans of $4.9 billion, and total deposits of $4.8 billion.

   o Mercantile Bank. Mercantile Bank is a Florida-chartered, non-member bank that engages in a general banking business through approximately 53 locations, which are located primarily in the Orlando, Tampa Bay, Gainesville, and Jacksonville, Florida markets. At September 30, 2004, it had total assets of $4.8 billion, total loans of $3.2 billion and total deposits of $3.1 billion.

         Through its subsidiaries, TSFG serves small and middle market businesses and retail consumers, providing a broad range of financial services, including asset management, insurance, investments, mortgage, and trust services. TSFG commenced operations in December 1986. At September 30, 2004, it had total assets of $13.7 billion, total loans of $8.0 billion, total deposits of $7.8 billion and $1.4 billion in shareholders' equity. TSFG's common stock trades on the Nasdaq National Market under the symbol "TSFG." The deposits of its banking subsidiaries are insured by the Federal Deposit Insurance Corporation.

Pointe Financial Corporation
21845 Powerline Road
Boca Raton, Florida 33433
(561) 368-6300

         Pointe Financial Corporation, a Florida corporation ("Pointe"), is a bank holding company headquartered in Boca Raton. Pointe's principal business consists of operating its commercial bank subsidiary, Pointe Bank, a Florida-chartered commercial bank. Pointe currently operates ten full service banking facilities located in Palm Beach, Broward and Miami-Dade counties. At September 30, 2004, Pointe had total assets of $428.9 million, total loans of $276.7 million, total deposits of $315.1 million and $36.9 million in shareholders' equity. Pointe's common stock trades on the Nasdaq National Market under the symbol "PNTE." The deposits in Pointe Bank are insured to applicable limits by the Federal Deposit Insurance Corporation.

Pointe Will Merge Into TSFG (See page 20).

         The merger agreement is attached as Appendix A to this document. You should read the merger agreement carefully because it is the legal document that governs the merger. The merger agreement provides for the merger of Pointe with and into TSFG, with TSFG continuing as the surviving corporation. Also, immediately after that merger, Pointe Bank will be merged with Mercantile Bank. The directors of TSFG before the merger will continue to serve as the directors of TSFG after the merger. Also, upon consummation of the merger, Mercantile Bank's board of directors will be increased by one person to include R. Carl Palmer, Jr., Pointe's current Chairman of the Board, President and Chief Executive Officer.

Pointe Will Hold the Special Meeting on February 11, 2005  (See page 18).

         The special meeting of Pointe shareholders will be held at 8:00 a.m., local time, on February 11, 2005, in the branch lobby of the headquarters of Pointe Bank at 21845 Powerline Road, Boca Raton, Florida. At the special meeting, Pointe shareholders will be asked to vote to approve the merger agreement. You can vote at the special meeting if you owned Pointe common stock at the close of business on December 27, 2004, the record date for the meeting. As of the record date, there were 2,286,023 shares of Pointe common stock entitled to be voted at the special meeting. Approval of the merger agreement requires that at least a majority of the shares of Pointe common stock issued and outstanding on the record date be voted in favor of the merger.


What Pointe Shareholders Will Receive in the Merger  (See page 30).

         The merger agreement provides that at the effective time of the merger each outstanding share of Pointe common stock will be converted into either a number of shares of TSFG common stock or an amount of cash, subject to the election and allocation procedures described in this proxy statement/prospectus. The actual amount of cash or number of shares of TSFG common stock that you will receive for each share of Pointe common stock you hold will be determined on the third day immediately prior to the effective time of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading "The Merger--Merger Consideration" beginning on page 30 of this proxy statement/prospectus. The formula is designed to equalize the value of the consideration to be received for each share of Pointe common stock, as measured during a valuation period, regardless of whether you elect to receive cash or stock.

         For example, if the average closing price of TSFG common stock for the ten trading day period prior to the determination date was $31.00, a Pointe shareholder receiving stock would receive approximately 1.297 shares of TSFG common stock per share of Pointe common stock having a value, based on such average closing price, of approximately $40.21 per share, and a Pointe shareholder receiving cash would receive approximately $40.21 in cash per share of Pointe common stock, subject in each case to the allocation procedures described under the heading "The Merger--Allocation" beginning on page 35 of this proxy statement/prospectus. Based on that average price (and assuming that there are Pointe options outstanding to purchase 303,648 Pointe shares), approximately 73% of the outstanding shares of Pointe common stock would be exchanged for cash, and approximately 27% would be exchanged for TSFG common stock.

         Stated differently, assume a Pointe shareholder holds 100 shares of Pointe stock (and based on the same options outstanding and $31.00 average closing price as set forth in the preceding paragraph), if such shareholder made:

     o An all stock election, the shareholder would receive 129 shares of TSFG common stock (and cash in lieu of a fractional share) having a total value of approximately $4,021;

     o An all cash election, the shareholder would receive approximately $4,021 in cash; or

     o A mixed election, the shareholder would receive 94 shares of TSFG common stock and cash of approximately $1,107, which together with the stock, would have a total value of approximately $4,021.

         The actual allocation of cash and stock would be subject in each case to the allocation procedures described under the heading "The
Merger--Allocation" beginning on page 35 of this proxy statement/prospectus.

         You will find a table on page 32 of this proxy statement/prospectus that sets forth, based on a range of assumed average closing prices, the per share cash consideration and the per share stock consideration that would be received by Pointe shareholders, as well as the value of such stock consideration based on the assumed average closing price of TSFG common stock during the applicable measurement period. An additional table is attached as Appendix B, which gives examples of the TSFG common stock and cash that may be received based on the three possible elections by a hypothetical Pointe shareholder.

You May Elect To Receive Cash or Stock Consideration  (See page 33).

         You may elect to receive (1) all cash, (2) all shares of TSFG common stock or (3) a combination of cash and TSFG common stock in exchange for your shares of Pointe common stock. However, since TSFG is issuing a fixed number of shares of TSFG common stock and paying a fixed amount of cash, you cannot be certain of receiving the form of consideration that you elect with respect to all of your shares of Pointe common stock (unless you elect to receive a combination of cash and TSFG common stock). If the elections result in an oversubscription of the pool of cash or TSFG common stock, certain procedures for allocating cash and TSFG common stock will be followed by the exchange agent. See "The Merger--Allocation" beginning on page 35 of this proxy statement/prospectus.

         If you own Pointe common stock, you will receive a form of election with instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading "The Merger--Election Procedure" beginning on page 33 of this proxy statement/prospectus. If you do not make an election by the election deadline, you will be deemed to have made an election to receive TSFG common stock.


Pointe's Reasons for the Merger (See page 21).

         In reaching its determination to adopt and approve the merger agreement, the Pointe board consulted with Pointe's management and its financial and legal advisors, and considered a number of factors. The following factors, which are in no particular order, are certain of those considered by the Pointe board:

     o the current and prospective economic and competitive environment facing the financial services industry generally, and Pointe in particular;

     o the value to be received by holders of Pointe common stock pursuant to the merger agreement in relation to the historical trading prices of Pointe common stock;

     o the increase in the pro forma dividends of Pointe shareholders receiving TSFG common stock pursuant to the merger (see "--Comparative Per Share Data" beginning on page 10);

     o the information presented by Keefe, Bruyette & Woods, Inc. ("KBW"), Pointe's financial advisor, to the Pointe board with respect to the merger and the opinion of KBW that, as of the date of that opinion, the merger consideration was fair to the holders of Pointe common stock from a financial point of view (see "The Merger--Opinion of Point's Financial Advisor" beginning on page 23);

     o the Pointe board's review, based in part on the presentation of its financial advisor and Pointe's management, of the business, operations, financial condition and earnings of TSFG on an historical and a prospective basis and of the combined company on a pro forma basis and the historical stock price performance and liquidity of TSFG common stock, and the resulting relative interests of Pointe shareholders and TSFG shareholders in the common equity of the combined company;

     o the expectation that the merger would constitute a reorganization under Section 368(a) of the Internal Revenue Code (see "The Merger--Material Federal Income Tax Consequences" beginning on page
          42);

     o the alternative strategic courses available to Pointe, including remaining independent and exploring other potential business combination transactions.

         Additional factors are discussed under the heading "The
Merger--Recommendations of Pointe's Board of Directors and Reasons of Pointe for the Merger" beginning on page 21 of this proxy statement/prospectus.

Material Federal Income Tax Consequences (See page 42).

         Neither Pointe nor TSFG is required to complete the merger unless it receives a legal opinion that, based on certain facts, representations and assumptions, the merger will be treated as a "reorganization" for federal income tax purposes. Assuming such opinions are received, we expect that for United States federal income tax purposes, Pointe shareholders generally will not recognize any gain or loss on the conversion of shares of Pointe common stock into shares of TSFG common stock (although the receipt of any cash will be taxable). This tax treatment may not apply to some Pointe shareholders. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

Pointe's Board of Directors Unanimously Recommends Shareholder Approval of the Merger (See page 23).

         Pointe's board of directors believes that the merger is in the best interests of Pointe and its shareholders and has unanimously approved the merger agreement. Pointe's board of directors unanimously recommends that Pointe shareholders vote "FOR" approval of the merger agreement.

Pointe's Financial Advisor Says that the Merger Consideration Is Fair to Pointe Shareholders (See page 23).

         KBW has served as financial advisor to Pointe in connection with the merger and has given a written opinion to Pointe's board of directors that, as of October 27, 2004 (the date Pointe's board of directors voted on the merger), the consideration TSFG will pay for the Pointe common stock is fair to Pointe shareholders from a financial point of view. A copy of the opinion delivered by KBW is attached to this document as Appendix C. Pointe shareholders should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by KBW in providing its opinion. The opinion of KBW is directed to Pointe's board of directors and does not constitute a recommendation to you or any other shareholder as to how to vote with respect to the merger, the form of consideration to be elected in the merger, or any other matter relating to the proposed transaction. KBW will receive a fee for its services, including rendering the fairness opinion, in connection with the merger, a significant portion of which is contingent upon consummation of the merger.


Pointe Shareholders Have No Appraisal Rights  (See page 47).

         Pointe shareholders will not have any appraisal rights in connection with the merger.


Pointe Officers and Directors Have Some Interests in the Merger that are Different or in Addition to Their Interests as Shareholders (See page 47).

         In addition to their interests as shareholders, the directors and executive officers of Pointe each have interests in the merger that are different from your interests. These interests relate or arise from, among other things:

     o the retention of some of the officers of Pointe as officers of Mercantile Bank and in the case of Mr. Palmer, also as a director of Mercantile Bank;
     o the execution of employment agreements between TSFG and seven officers of Pointe;
     o    the receipt of severance payments by executive officers of Pointe; and
     o the retention of certain other directors as members of a local advisory board of Mercantile Bank.

         Pointe's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

         As of the record date, the directors and executive officers of Pointe owned and were entitled to vote 404,858 shares of Pointe common stock, which represents approximately 17.7% of the outstanding shares of Pointe common stock. Each of them has indicated to us that they intend to vote "FOR" approval of the merger agreement. As of the record date, neither TSFG nor any of its directors or executive officers or their affiliates held any shares of Pointe common stock. Holders of a majority of the outstanding shares of Pointe common stock must vote in favor of the merger in order for it to be approved.


The Merger is Expected to Occur in April of 2005 (See page 37).

         The merger will occur shortly after all of the conditions to its completion have been satisfied or waived. Currently, we anticipate that the merger will occur in April of 2005. However, we cannot assure you when or if the merger will occur. In addition to customary conditions, we must first obtain the approval of Pointe shareholders at the special meeting and the necessary regulatory approvals.


The Merger Will Be Accounted for Under the Purchase Method of Accounting (See page 10).

         The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States of America.


Completion of the Merger is Subject to Certain Conditions (See page 37).

         Completion of the merger is subject to a number of conditions, including the approval of the merger agreement by Pointe's shareholders, and the receipt of regulatory consents and approvals that are necessary to permit completion of the merger. Certain conditions to the merger may be waived by TSFG or Pointe, as applicable.


We May Not Complete the Merger Without All Required Regulatory Approvals (See page 41).

         The merger must be approved by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Deposit Insurance Corporation and the Florida Department of Financial Services. We have already filed such applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.


Termination of the Merger Agreement (See page 44).

         TSFG and Pointe can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after shareholder approval. Also, either Pointe or TSFG can generally decide, without the consent of the other, to abandon the merger in a number of situations, including:

     o The other party materially breaches a representation, warranty or covenant in the merger agreement and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing).
     o    The merger has not been completed by June 30, 2005.
     o    Pointe shareholder approval is not obtained at the special meeting.
     o A regulatory authority denies a necessary approval or issues an order preventing the merger.

         Subject to certain conditions, Pointe's board of directors may terminate the merger agreement if it determines that it has received a superior acquisition proposal from a third party and it is necessary to terminate the merger in order to comply with its fiduciary duties to Pointe and its shareholders. One such condition is that the merger may be so terminated by Pointe only after the fifth day following TSFG's receipt of written notice advising TSFG that the board of directors of Pointe is prepared to accept a superior proposal, and only if, during such five-day period, Pointe negotiates in good faith with TSFG to make such adjustments in the terms and conditions of the merger agreement as would enable Pointe to proceed with the merger on such adjusted terms. In any event, Pointe may not so terminate the merger agreement unless concurrently with the termination of the merger agreement Pointe enters into a letter of intent, agreement in principal or an acquisition agreement or other similar agreement related to such superior proposal.

         See "The Merger--Termination of the Merger Agreement" beginning on page 44 of this proxy statement/prospectus.


Pointe Must Pay TSFG a Termination Fee Under Certain Circumstances (See page
44).

         Under the merger agreement, upon the occurrence of specified events, Pointe must pay TSFG a termination fee of $3.5 million. Generally, Pointe would have to pay the termination fee if Pointe terminates the merger agreement in order to accept a superior proposal. Pointe would also have to pay the termination fee if a third party makes an acquisition proposal with respect to Pointe and thereafter both of the following occur:

     o the merger agreement is terminated by TSFG or Pointe because Pointe shareholders fail to approve the merger; and

     o within twelve months of terminating the merger agreement either Pointe enters into an acquisition agreement with a third party or any person acquires beneficial ownership of or the right to acquire 25% or more of the outstanding shares of Pointe common stock.

         Pointe agreed to this termination fee arrangement in order to induce TSFG to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Pointe.


Effect of Merger on Rights of Pointe Shareholders  (See page 49).

         The rights of Pointe shareholders are governed by Florida law, as well as Pointe's articles of incorporation and bylaws. After completion of the merger, however, the rights of the former Pointe shareholders receiving TSFG common stock in the merger will be governed by South Carolina law, as well as TSFG's articles of incorporation and bylaws. Although South Carolina law and TSFG's articles of incorporation and bylaws are similar in many ways to Florida law and Pointe's articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of such Pointe shareholders.


Share Information and Market Prices  (See page 32).

         The following table sets forth the closing sale price per share of TSFG common stock and Pointe common stock, and the equivalent per share price for Pointe common stock, as of October 26, 2004 (the last full trading day before the public announcement of the merger). The Equivalent Price Per Share column is calculated by valuing the TSFG common stock at $31.00 per share, multiplying this value by the 2,554,022 shares of TSFG common stock being issued in the merger, and adding to this amount the cash consideration of $24,493,075. This total consideration is then divided by the total number of shares of Pointe common stock and options to purchase Pointe common stock outstanding as of October 26, 2004 (2,578,258 shares).

                                  TSFG             Pointe           Equivalent
                              Common Stock      Common Stock     Price Per Share
October 26, 2004                $31.00             $34.00             $40.21

The market prices of both TSFG and Pointe common stock will fluctuate prior to the merger. You should obtain current market quotations for TSFG common stock and Pointe common stock.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

         TSFG's common stock is quoted on the Nasdaq National Market under the symbol "TSFG." Pointe common stock is quoted on the Nasdaq National Market under the symbol "PNTE." The following table sets forth, for the periods indicated, the high and low sales prices per share for TSFG and Pointe common stock as reported on the Nasdaq National Market, and the cash dividends declared per share for TSFG and Pointe.

                                                 TSFG                                     Pointe
                                  ------------------------------------       -----------------------------------
                                      Price Range       Cash Dividends          Price Range       Cash Dividends
                                  High         Low         Per Share         High        Low        Per Share
                                  ----         ---         ---------         ----        ----       ---------
            2002
First Quarter                   $ 20.49      $ 17.51       $   0.12         $14.30     $11.35          $  .05
Second Quarter                    24.29        19.96           0.12          16.25      13.70             .05
Third Quarter                     22.81        18.11           0.12          15.10      12.75             .05
Fourth Quarter                    23.09        18.62           0.14          14.30      12.11             .05
            2003
First Quarter                   $ 22.06      $ 19.25        $  0.14         $15.91     $14.25          $  .05
Second Quarter                    25.38        21.60           0.14          20.08      15.15             .05
Third Quarter                     25.99        22.90           0.14          23.50      19.00             .07
Fourth Quarter                    29.58        24.50           0.15          25.00      22.68             .07
            2004
First Quarter                   $ 31.09      $ 27.00        $  0.15         $28.94     $23.66          $  .09
Second Quarter                    30.18        25.85           0.15          28.90      26.90             .09
Third Quarter                     29.59        26.41           0.15          32.20      27.86             .09
Fourth Quarter                    32.61        27.95                         40.79      32.11


                           COMPARATIVE PER SHARE DATA

         The following table shows historical information about our companies' respective earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which we refer to as "pro forma" information, at or for the nine months ended September 30, 2004 and at or for the year ended December 31, 2003. In presenting the comparative pro forma information for the periods shown we assumed that we had been combined throughout those periods. The merger will be accounted for under the "purchase" method of accounting. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of the completion date of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after consummation of the merger reflect such values and are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

         The "equivalent pro forma" information for Pointe below (except for diluted earnings per share) is calculated utilizing a 0.954 and 0.981 exchange ratio for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively. In calculating these exchange ratios, Pointe was assumed to have 2,252,028 and 2,174,668 common shares and 310,086 and 311,527 options outstanding at September 30, 2004 and December 31, 2003, respectively, and TSFG's common stock issued in the merger was deemed to have a value of $30.76 per share (which was the average closing price for the five trading days ending two days after the announcement date of October 27, 2004). Under the terms of the merger agreement, each Pointe share is converted into either all cash or all stock (and not a mixture of cash and stock). However, solely to facilitate preparation of the pro forma information, each share was deemed to have been converted into the mix of cash and stock being issued in the aggregate to all outstanding Pointe shares. The diluted earnings per share calculation is based on the historical average diluted shares for Pointe for the periods presented. Under the merger agreement, options to purchase PNTE shares that are outstanding at closing convert into the right to receive TSFG stock (and not any component of cash). Consequently, when calculating the diluted earnings per share amount, shares equaling the difference between the basic share number and the diluted share number are deemed to be converted into all stock, which results in a higher assumed exchange ratio (0.969 and 0.992 for the periods presented).

         We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information does not reflect any potential benefits from cost savings or synergies expected to be achieved following the merger. The pro forma information throughout this document, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not necessarily reflect what the historical results of the combined company would have been had our companies been actually combined during the periods presented.

         The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Pointe's tangible and identifiable intangible assets and liabilities as of the merger date. In addition, estimates of merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of the net assets of Pointe will change the amount of the purchase price allocable to goodwill. Additionally, changes to Pointe's shareholders' equity including net income after the dates indicated through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the SEC, which are incorporated into this document by reference, and with the more detailed pro forma financial information we provide in this document, which you can find on page 14. See "Where You Can Find More Information" on page 63.

                        Unaudited Comparative Per Common Share Data

                                                     Nine Months Ended              Year Ended
                                                     September 30, 2004          December 31, 2003
TSFG
Basic earnings per common share:
      Historical                                                $1.49                      $1.93
      Pro forma                                                  1.47                       1.87
Diluted earnings per common share:
      Historical                                                 1.46                       1.89
      Pro forma                                                  1.43                       1.83
Dividends declared on common stock:
      Historical                                                 0.45                       0.57
      Pro forma                                                  0.45                       0.57
Book value per common share:
      Historical                                                19.50                      16.59
      Pro forma                                                 19.93                      17.20
POINTE
Basic earnings per common share:
      Historical                                                $1.07                      $1.12
      Equivalent pro forma                                       1.40                       1.83
Diluted earnings per common share:
      Historical                                                 1.02                       1.08
      Equivalent pro forma                                       1.39                       1.82
Dividends declared on common stock:
      Historical                                                 0.27                       0.24
      Equivalent pro forma                                       0.43                       0.56
Book value per common share:
      Historical                                                16.22                      15.50
      Equivalent pro forma                                      19.01                      16.87


                             SELECTED FINANCIAL DATA

The following three tables present unaudited selected financial information of TSFG and Pointe. Some of the financial information is historical and some of it gives effect to the merger on a pro forma basis. The historical information is derived from the historical financial statements of TSFG and Pointe. In all cases, the financial information for each of TSFG and Pointe is presented on a consolidated basis.

The information in the following tables should be read together with the historical financial information that TSFG and Pointe have presented in their prior filings with the Securities and Exchange Commission or included in this proxy statement/prospectus. TSFG and Pointe have incorporated this material into this proxy statement/prospectus by reference to those other filings. See "Where You Can Find More Information" on page 63.

                         The South Financial Group, Inc.
                 Selected Consolidated Historical Financial Data
            (dollars and shares in thousands, except per share data)

                                           Nine Months Ended
                                               September 30,                    Years Ended December 31,
                                        ---------------------     -----------------------------------------------------
                                           2004         2003         2003        2002        2001        2000        1999
                                           ----         ----         ----        ----        ----        ----        ----
Statement of Income Data
Interest income.......................  $  382,193   $  296,966   $  414,128  $  353,739  $  372,101  $  381,514  $  321,092
Interest expense .....................     120,030      102,903      141,537     135,487     197,324     214,403     146,478
                                        ----------   ----------   ----------  ----------  ----------  ----------  ----------
      Net interest income ............     262,163      194,063      272,591     218,252     174,777     167,111     174,614
Provision for loan losses.............      24,158       16,291       20,581      22,266      22,045      23,378      18,273
Noninterest income....................      79,366       71,591       95,490      59,640      53,484      48,545      59,649
Noninterest expenses .................     181,595      149,526      207,170     162,840     140,820     181,538     154,829
Income taxes .........................      42,316       31,188       43,260      28,972      22,422       3,751      20,711
Minority interest in consolidated
     subsidiary, net of income tax....           -       (2,012)      (2,012)     (3,250)     (1,364)          -           -
                                        ----------   -----------  ----------- ----------- ----------- ----------  ----------
      Income from continuing
  operations                                93,460       66,637       95,058      60,564      41,610       6,989      40,450
Discontinued operations, net of
  income tax..........................        (165)           -            -           -           -           -           -
Cumulative effect of change in
  accounting principle, net of income
  tax.................................           -            -            -      (1,406)        282           -           -
                                        ----------   ----------   ----------  ----------  ----------  ----------  ----------
         Net income...................  $   93,295   $   66,637   $   95,058  $   59,158  $   41,892  $    6,989  $   40,450
                                        ==========   ==========   ==========  ==========  ==========  ==========  ==========

Per Common Share Data
Basic:
   Income from continuing operations..  $     1.49   $     1.42   $     1.93  $     1.45  $     0.99  $     0.16   $    0.95
   Net income.........................        1.49         1.42         1.93        1.42        1.00        0.16        0.95
Diluted:
   Income from continuing operations..        1.46         1.39         1.89        1.42        0.97        0.16        0.93
   Net income.........................        1.46         1.39         1.89        1.38        0.98        0.16        0.93
Cash dividends declared...............        0.45         0.42         0.57        0.50        0.45        0.41        0.37
Book value (period end)...............       19.50        13.95        16.59       13.66       11.11       11.04       11.55
Market price (period end).............       28.20        25.03        27.75       20.66       17.75       13.25       18.25

Balance Sheet Data (Period End)

Total assets.......................... $13,651,449   $9,216,362   $10,719,401 $7,941,010  $6,029,442  $5,220,554  $4,768,656
Securities............................   4,308,485    3,510,665    4,007,571   2,572,186   1,643,395     899,544     964,146
Loans held for sale...................      21,933       45,817       29,619      67,218       6,513      12,630      45,591
Loans held for investment.............   7,984,824    4,857,154    5,732,205   4,434,011   3,730,250   3,722,552   3,246,129
Allowance for loan losses.............      96,318       63,000       73,287      70,275      44,587      43,024      33,756
Total deposits........................   7,811,469    5,266,015    6,028,649   4,592,510   3,605,255   3,894,662   3,481,651
Long-term debt........................   2,534,850    2,322,208    2,702,879   1,221,511     411,294     318,326     314,279
Shareholders' equity..................   1,382,674      656,666      979,869     646,799     458,174     468,653     500,590
Common shares outstanding.............      70,894       47,074       59,064      47,347      41,229      42,460      43,327

Balance Sheet Data (Averages)
Total assets.......................... $11,698,899  $ 8,784,831   $9,260,767  $6,497,607  $5,459,515  $5,032,700  $4,282,274
Securities............................   4,096,363    3,281,757    3,471,324   1,850,798   1,125,602     875,876     711,276
Loans held for sale                         19,287       56,979       51,269      38,308       9,572           -           -
Loans held for investment                6,523,832    4,598,980    4,864,168   3,969,786   3,759,786   3,545,336   3,045,913
Total earning assets..................  10,649,406    7,986,530    8,425,590   5,924,077   4,928,970   4,450,016   3,820,904
Total deposits........................   6,598,296    4,854,607    5,147,627   3,855,929   3,688,250   3,699,553   3,373,282
Shareholders' equity..................   1,097,598      650,375      709,139     497,341     483,634     479,800     483,214
Common shares outstanding:
      Basic...........................      62,471       46,969       49,204      41,715      42,098      42,908      42,686
      Diluted.........................      64,020       48,003       50,328      42,715      42,824      43,551      43,618

Financial Ratios
Net interest margin (tax-equivalent).         3.33%        3.28%        3.27%       3.72%       3.59%       3.81%       4.62%
Return on average assets.............         1.07         1.01         1.03        0.91        0.77        0.14        0.94
Return on average equity.............        11.35        13.66        13.40       11.89        8.66        1.46        8.37
Average equity as a % of average
  assets.............................         9.38         7.40         7.66        7.65        8.86        9.53       11.28

Asset Quality Ratios
Total nonperforming assets as a % of
  loans held for investment and
  foreclosed property................         0.83         1.33         1.06        1.67        1.17        0.58        0.43
Net charge-offs to average loans
  held for investment (annualized)...         0.44         0.69         0.62        0.49        0.54        0.39        0.39
Allowance for loan losses as a % of
  loans held for investment..........         1.21         1.30         1.28        1.58        1.20        1.16        1.04

                                           Pointe Financial Corporation
                                        Selected Historical Financial Data
                               (Dollars and shares in thousands, except per share data)

                                           Nine Months Ended
                                             September 30,                          Years Ended December 31,
                                           -----------------         -----------------------------------------------------
                                           2004         2003         2003        2002        2001        2000         1999
                                           ----         ----         ----        ----        ----        ----         ----

STATEMENT OF INCOME DATA
Total interest income.................  $   14,998   $   13,701   $   18,444    $ 20,230  $     21,707  $ 18,545  $ 15,044
Total interest expense................       3,404        3,894        5,039       7,583        10,453     9,305     6,904
                                        ----------   ----------   ----------    --------  ------------  --------  --------
Net interest income...................      11,594        9,807       13,405      12,647        11,254     9,240     8,140
(Credit) provision for loan losses....         215         (100)        (100)        811         1,296       685       610
                                        ----------   ----------   ----------    --------  ------------  --------  --------
Net Interest income after (credit)
    Provision for loan losses.........      11,379        9,907       13,505      11,836         9,958     8,555     7,530
Noninterest income....................       2,580        2,484        3,243       2,883         2,714     1,092     1,131
Noninterest expense...................      10,421        9,833       13,077      12.126        10,190     7,185     6,720
                                        ----------   ----------   ----------    --------  ------------  --------  --------
Earnings before income taxes and
    extraordinary item ...............       3,538        2,558        3,671       2,593         2,482     2,462     1,941
Income taxes..........................       1,124          808        1,178         829           814       821       718
Extraordinary item....................           -            -            -           -           -          78         -
                                        ----------   ----------   ----------    --------  ------------  --------  --------
Net earnings..........................  $    2,414   $    1,750   $    2,493    $  1,764  $      1,668  $  1,719  $  1,223
                                        ==========   ==========   ==========    ========  ============  ========  ========
PER COMMON SHARE DATA
Earnings per common share basic.......  $     1.07   $     0.79   $     1.12    $    .84  $        .82  $    .85  $   .56
 Earnings per common share diluted....        1.02         0.77         1.08         .82           .81       .85      .56
Book value per share..................       16.22        15.34        15.50       14.87         13.94     13.22    12.21
Tangible book value per share.........       14.99        13.99        14.18       13.39         12.25         -        -

BALANCE SHEET DATA (PERIOD END)
Total assets .........................     428,895      349,361      348,714     327,307       333,395   244,508  213,656
Loans, net............................     273,661      244,460      250,331     214,840       223,379   173,129  150,852
Loans, held for sale..................       2,750        3,111        3,084         150           446       719    2,696
Deposits..............................     315,067      257,225      263,866     233,501       225,825   161,136  146,176
All other liabilities.................      76,933       57,588       49,931      61,475        79,023    56,642   42,897
Stockholders' equity..................      36,895       34,547       34,917      32,331        28,547    26,730   24,583
Common shares outstanding.............       2,275        2,261        2,252       2,175         2,048     2,022    2,013

BALANCE SHEET DATA (AVERAGES)
Total assets..........................     368,079      327,618      333,636     325,802       301,455   234,189  202,277
Loans, net of unearned income.........     266,464      228,332      233,521     226,446       213,630   163,247  143,882
Total earning assets..................     347,488      309,980      315,417     308,934       283,934   223,286  192,806
Total deposits........................     274,001      244,104      248,108     229,368       205,533   155,753  141,995
Stockholders' equity..................      35,389       33,291       33,608      30,087        27,721    25,140   26,193
Common shares outstanding:
     Basic............................       2,266        2,223        2,231       2,111         2,037     2,020    2,198
     Diluted..........................       2,367        2,285        2,301       2,149         2,064     2,020    2,204

FINANCIAL RATIOS
Net interest margin...................       4.45%        4.22%        4.25%       4.09%          3.96%     4.14%    4.22%
Return on average assets..............        .87          .71          .75         .54            .55       .73      .60
Return on average equity..............       9.02         7.01         7.42        5.86           6.02      6.84     4.67
Average equity to average assets......       9.70        10.16        10.07        9.23           9.20     10.73    12.95

ASSET QUALITY RATIOS
Ratio of average interest - earning
    assets to average interest -
    bearing liabilities...............       1.38         1.32         1.33        1.25           1.22      1.24     1.26
Nonperforming loans and foreclosed
    real estate as a percentage of
    total assets......................        .03%         .13%         .21%        .10%           .31%      .63%     .83%
Allowance for loan losses as a
    percentage of total loans.........       1.19         1.37         1.35        1.61           1.06      1.02      .87
Allowance for loan losses as a
    percentage of nonperforming loans.   2,789.92       757.27       472.02    1,652.11         234.37    117.43    87.45

        The South Financial Group, Inc. and Pointe Financial Corporation
         Unaudited Pro Forma Condensed Combined Selected Financial Data
                  (Dollars in thousands, except per share data)

       The pro forma information is presented using the purchase method of accounting. The pro forma information showing the combined results of TSFG and Pointe is provided for informational purposes only. It is not necessarily indicative of actual results that would have been achieved had the merger agreement been consummated on the dates or at the beginning of the periods presented, nor is it necessarily indicative of future results.

                                                                         Nine Months Ended           Year Ended
                                                                        September 30, 2004        December 31, 2003
                                                                        ------------------        -----------------
Statement of Income Data
Interest income...................................................           $    397,191             $    432,572
Interest expense .................................................                123,434                  146,576
                                                                         ----------------         ----------------
     Net interest income .........................................                273,757                  285,996
Provision for loan losses.........................................                 24,373                   20,481
Noninterest income................................................                 81,946                   98,733
Noninterest expenses .............................................                193,621                  222,387
Income taxes .....................................................                 42,821                   43,612
Minority interest in consolidated subsidiary, net of income tax...                      -                   (2,012)
Discontinued operations, net of income tax........................                   (165)                       -
                                                                         ----------------         ----------------
     Net income...................................................           $     94,723             $     96,237
                                                                         ================         ================

Per Common Share Data
Net income, basic.................................................           $       1.47             $       1.87
Net income, diluted...............................................                   1.43                     1.83
Cash dividends declared...........................................                   0.45                     0.57
Book value (period end)...........................................                  19.93                    17.20

Balance Sheet Data (Period End)
Total assets......................................................           $ 14,124,390
Securities........................................................              4,407,446
Total loans.......................................................              8,286,488
Allowance for loan losses.........................................                 99,638
Total deposits....................................................              8,127,076
Long-term debt....................................................              2,564,850
Shareholders' equity..............................................              1,455,679
Common shares outstanding.........................................                 73,053

The TSFG and Pointe pro forma information above reflects the following pro forma assumptions:
1. The pro forma financial information reflects the addition of 2,159,280 shares (excludes 394,742 shares allocated to employee stock options) of TSFG common stock with an aggregate par value of $2.2 million, an increase in surplus of $64.3 million for the excess of the fair value of the shares over the par value, an increase in surplus of $7.9 million for the fair value of outstanding employee stock options, $11.8 million of core deposit intangible, and $64.2 million of goodwill. Amortization of the core deposit intangible is assumed to be on a sum-of-the-years-digits basis over a ten-year life.
2. TSFG is in the process of obtaining preliminary third-party valuations of certain assets and liabilities of Pointe, therefore total loans, total deposits, and long-term debt in the pro forma financial information above do not include estimated adjustments necessary to reflect them at their respective fair values. The estimated core deposit intangible is based upon transaction deposits totaling $235.4 million at a premium of 5.0%. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed.
3. Pro forma balance sheet adjustments include payment of $24.5 million for consideration of a portion of Pointe outstanding common shares; payment of an estimated $4.6 million in investment banking fees, employment contract terminations, and professional fees; accrual of an estimated $2.2 million in merger-related expenses; and an estimated $5.7 million to record liabilities assumed in the purchase business combination. The liabilities recorded in the merger consist principally of acquisition costs related to professional fees, lease terminations, change in control employment contract payments to the top three Pointe executives, and other. The merger-related expenses, which are charged to retained earnings, are for estimated costs, such as advertising, personnel training, retention program expenses, and system conversion. The merger-related adjustments are not included in the pro forma statement of income data since they will be recorded in the combined results of operations after completion of the merger and are not expected to have continuing impact on the combined company.
4. The pro forma computation of basic average common shares outstanding is determined by adding Pointe average shares multiplied by the blended exchange ratio for all Pointe shares converted into either TSFG stock or cash of 0.954 and 0.981 for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively. The diluted earnings per share exchange ratio is higher (0.969 and 0.992 for these corresponding periods, respectively) due to the average dilutive potential common shares being multiplied by the exchange ratio for all Pointe shares converted into TSFG stock, or 1.308 and 1.350, for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively.
5. TSFG and Pointe pro forma cash dividends declared represent TSFG historical cash dividends declared.

                                  RISK FACTORS

         In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading "Forward-Looking Statements" beginning on page 64, the following factors should be considered carefully when evaluating this transaction and the value of TSFG common stock to be received in this transaction.

         BECAUSE THE MARKET PRICE OF TSFG COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE SURE OF THE VALUE OF THE MERGER CONSIDERATION THAT YOU WILL RECEIVE. Upon completion of the merger, each share of Pointe common stock will be converted into merger consideration consisting of shares of TSFG common stock or cash pursuant to the terms of the merger agreement. The value of the merger consideration to be received by Pointe shareholders will be based on the average closing price of TSFG common stock during the ten trading day valuation period ending on the third calendar day prior to the completion of the merger. This average price may vary from the price of TSFG common stock on the date the merger was announced, on the date that this document is mailed to Pointe shareholders, or on the date of the special meeting of Pointe shareholders. Because TSFG is issuing a fixed amount of shares as part of the merger consideration, any change in the price of TSFG common stock prior to completion of the merger will affect the value of the merger consideration that you will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

         Accordingly, at the time of the Pointe special meeting, you will not be able to determine the value of the cash consideration or the number of any shares of TSFG stock you would receive upon completion of the merger.

         THE MARKET PRICE OF THE SHARES OF TSFG COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE SHARES OF POINTE COMMON STOCK. Upon completion of the merger, holders of Pointe common stock may become holders of TSFG common stock. Some of TSFG's current businesses and markets differ from those of Pointe and, accordingly, the results of operations of TSFG after the merger may be affected by factors different from those currently affecting the results of operations of Pointe. For a discussion of the businesses of TSFG and Pointe and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under "Where You Can Find More Information." on page 63.

         YOU MAY NOT RECEIVE THE FORM OF MERGER CONSIDERATION THAT YOU ELECT. The merger agreement provides that the aggregate consideration to be received by Pointe shareholders in the merger will be $24,493,075 in cash and 2,554,022 shares of TSFG common stock. If elections are made by Pointe shareholders that would result in them receiving more or less cash or TSFG common stock than these amounts, either those electing to receive cash or those electing to receive TSFG common stock will have the consideration of the type they selected reduced by a pro rata amount and will receive a portion of their consideration in the form that they did not elect to receive.

         For example, if the total cash subscribed for by those shareholders electing all cash and a mix of cash and stock were valued at $40,000,000, those shareholders electing all cash would be cut back pro rata (and some of their shares exchanged for TSFG common stock instead of cash) so that the value of the Pointe shares issued solely for cash equaled $24,493,075.

         Accordingly, unless you make a mixed election, there is a risk that you will receive a portion of the merger consideration in the form that you do not elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received). See "The Merger --Material Federal Income Tax Consequences" beginning on page 42.

         Moreover, even if you make a mixed election, you will not know the exact ratio of cash and TSFG common stock that you will receive until after the consummation of the merger.

         WE MAY FAIL TO REALIZE THE COST SAVINGS WE ESTIMATE FOR THE MERGER. The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of TSFG and Pointe. TSFG's management originally estimated that approximately $2.9 million of annual pre-tax (or $1.8 million after-tax) cost savings are expected to be fully phased in by 2006. While we continue to be comfortable with these estimates as of the date of this document, it is possible that our estimates of the potential cost savings could turn out to be incorrect. Our cost savings estimates also depend on our ability to combine the businesses of TSFG and Pointe in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to combine successfully our two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

         COMBINING OUR TWO COMPANIES MAY BE MORE DIFFICULT, COSTLY OR TIME-CONSUMING THAN WE EXPECT. TSFG and Pointe have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

         FUTURE RESULTS OF THE COMBINED COMPANIES MAY MATERIALLY DIFFER FROM THE PRO FORMA FINANCIAL INFORMATION PRESENTED IN THIS DOCUMENT. Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results. In accordance with the purchase method of accounting, Pointe's assets acquired and liabilities assumed will be recorded at their estimated fair value, which in many instances involves estimates based on third party, internal, or other valuation techniques and includes the establishment of various accruals for acquisition-related items. We have estimated that the combined company will record approximately $64.2 million (pre-tax) in goodwill, $11.8 million in a core deposit intangible, $9.3 million in direct acquisition costs (included in the aforementioned goodwill) and $2.2 million in merger-related expenses. The charges for direct acquisition costs and merger-related expenses may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, these charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The majority of the purchase accounting adjustments will be recorded upon completion of the merger but some of the charges will be recorded as incurred in periods subsequent to the merger.

         TSFG HAS EXPERIENCED SIGNIFICANT GROWTH THROUGH ACQUISITIONS, WHICH COULD, IN SOME CIRCUMSTANCES, ADVERSELY AFFECT NET INCOME. TSFG has experienced significant growth in assets as a result of acquisitions. Moreover, TSFG anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with TSFG's acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into TSFG and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent that TSFG can continue to grow through acquisitions.

         Any future acquisitions would be accounted for using the purchase method of accounting. Acquisitions accounted for by the purchase method of accounting may lower the capital ratios of the entities involved. Consequently, in the event that TSFG engages in significant acquisitions accounted for by the purchase method of accounting in the future, TSFG may be required to raise additional capital in order to maintain capital levels required by the Federal Reserve Board.

         In the future, TSFG may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. TSFG does not currently have any definitive understandings or agreements for any acquisitions material to TSFG other than the merger agreement with Pointe. However, as noted above, TSFG anticipates that it will continue to expand by acquisition in the future.

         TSFG HAS VARIOUS ANTI-TAKEOVER MEASURES THAT COULD IMPEDE THE TAKEOVER OF TSFG. TSFG has various anti-takeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of TSFG without the approval of TSFG's board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of TSFG common stock. The anti-takeover measures include various charter provisions providing for, among other things, a "staggered" board of directors and supermajority voting requirements in connection with the removal of directors without cause and certain business combinations involving TSFG. See "Description of TSFG Capital Stock" on page 58.

         TSFG HAS EXPERIENCED SIGNIFICANT GROWTH IN COMMERCIAL LENDING ACTIVITIES, WHICH ENTAILS SPECIAL RISKS NOT ASSOCIATED WITH OTHER TYPES OF LOANS. Over the past several years, TSFG has experienced significant growth in commercial and commercial real estate loans. These loans are generally more risky than one-to-four family mortgage loans because they are unique in character, generally larger in amount and dependent upon the borrower's ability to generate cash to service the loan. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. There is a risk that the quality of TSFG's loan portfolio could decline, particularly in connection with the rapid growth in loans TSFG has experienced over the past several years.

         THE POINTE FINANCIAL CORPORATION SPECIAL SHAREHOLDERS' MEETING

         The Pointe board is providing this proxy statement/prospectus to you as a Pointe shareholder on or about January 13, 2005 in connection with its solicitation of proxies for use at the special meeting of Pointe shareholders and at any adjournments or postponements of the special meeting. The special meeting will be held in the lobby of the branch headquarters of Pointe Bank at 21845 Powerline Road, Boca Raton, Florida, at 8:00 a.m. on February 11, 2005.

         The sole purpose of the special meeting of shareholders will be to consider and vote to approve the merger agreement. You may also be asked to vote to adjourn or postpone the special meeting of shareholders. Pointe could use any adjournment or postponement for the purpose, among other things, of allowing additional time to solicit proxies.

         TSFG is also providing this proxy statement/prospectus to you as a prospectus in connection with the offer and sale by TSFG of its shares of common stock as a result of Pointe's proposed merger.

         Your vote is important. Please complete, date and sign the enclosed proxy card and return it in the postage prepaid envelope provided. If your shares are held in "street name," you should instruct your broker how to vote by following the directions provided by your broker.

Record Date

         The Pointe board has fixed the close of business on December 27, 2004 as the record date for determining the Pointe shareholders entitled to receive notice of and to vote at the special meeting. As of the record date, there were 2,286,023 issued and outstanding shares of Pointe common stock held by approximately 145 holders of record. Only holders of record of Pointe common stock as of the record date are entitled to notice of and to vote at the special meeting.

Quorum; Effect of Abstentions and Broker Non-Votes

         The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present.

         Because approval of the merger agreement and the related plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of Pointe common stock, abstentions and broker non-votes will have the same effect as a vote against the merger agreement. The proposal to approve the merger agreement is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client unless the client has given voting instructions.

Proxies

         Solicitation. The cost of solicitation of proxies will be borne by Pointe. Pointe will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Pointe has retained Morrow & Company to assist in the solicitation of proxies for a fee of approximately $6,500, plus estimated out-of-pocket expenses of $3,000.

         Directors, officers and other employees of Pointe or its subsidiaries may solicit proxies, including personally or by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities.

         Revocability. If you hold your shares in your own name, you may revoke your proxy at any time before its exercise at the special meeting by:

     o    giving written notice of revocation to the Secretary of Pointe;

     o    properly submitting a duly executed proxy bearing a later date; or

     o voting in person at the special meeting. However, simply attending the special meeting will not revoke an earlier proxy.

         You should address all written notices of revocation and other communications with respect to revocation of proxies to:

                  Pointe Financial Corporation
                  21845 Powerline Road
                  Boca Raton, Florida, 33433
                  Attention: Jean Murphy-Engler

         A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy unless notice of the death or incapacity is filed with the Secretary of Pointe, before the shares are voted.

         If your shares are held in "street name" and you have instructed your broker to vote your shares, you must follow directions provided by your broker to change your vote.

         Shares represented by properly executed proxies which are received in time and not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, those proxies will be voted "FOR" approval of the merger agreement and any other matter that may come before the special meeting, including a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against approval of the merger agreement will be voted in favor of any adjournment or postponement of the special meeting.

Vote Required

         The affirmative vote of the holders of a majority of the outstanding shares of Pointe common stock is required for approval of the merger agreement. Each share of Pointe common stock is entitled to one vote on each matter submitted to the meeting. If you do not vote your shares for the merger agreement, it will have the same effect as a vote "against" the merger agreement.

         As of the record date, the directors and executive officers of Pointe owned and are entitled to vote 404,858 shares of Pointe common stock, which represents approximately 17.7% of the outstanding shares of Pointe common stock. Each of them has indicated to us that they intend to vote "FOR" approval of the merger agreement. As of the record date, neither TSFG nor any of its directors or executive officers or their affiliates held any shares of Pointe common stock. Holders of a majority of the outstanding shares of Pointe common stock must vote in favor of the merger in order for it to be approved.

Recommendation of Board of Directors

         The Pointe board has unanimously approved the merger agreement, believes that the merger is in the best interests of Pointe and its shareholders, and recommends that you vote "FOR" approval of the merger agreement. See "The Merger--Recommendations of Pointe's Board of Directors and Reasons of Pointe for the Merger" on page 21.

                                   THE MERGER

         The following description of the material information pertaining to the merger, including the material terms and conditions of the merger agreement, is qualified in its entirety by reference to the more detailed Appendices to this proxy statement/prospectus, including the merger agreement attached as Appendix A, which is incorporated by reference into this proxy statement/prospectus. We urge you to read the Appendices in their entirety.

Transaction Structure

         The merger agreement provides for a transaction in which Pointe will merge with and into TSFG. As a result of the merger, the separate corporate existence of Pointe shall cease. Immediately following completion of the merger, Pointe's direct, wholly-owned bank subsidiary, Pointe Bank, will be merged into TSFG's direct, wholly owned Florida bank subsidiary, Mercantile Bank. Each share of Pointe common stock issued and outstanding at the effective time of the merger will be converted into either an amount of cash or a number of shares of TSFG common stock, as described below.

         The TSFG articles of incorporation will be the articles of incorporation of the combined company after completion of the merger, and the TSFG bylaws will be the bylaws of the combined company.

Background of the Merger

         For the past several years, the Pointe board of directors routinely reviewed Pointe's long-term strategic objectives and alternatives and determined that a plan of independence was in the best interest of Pointe and its shareholders. However, in recent periods, Pointe's board of directors observed that the valuations presently being ascribed to Florida banking companies, in contrast to the risks of executing Pointe's business plan as an independent entity, potentially favored a business combination involving Pointe.

         In order to assist in an evaluation of strategic alternatives available to Pointe, in June 2004 Pointe's board of directors decided to hire a financial advisor. On July 23, 2004, Pointe's board of directors interviewed financial advisors and agreed to retain Keefe, Bruyette & Woods, Inc. ("KBW"). Over the next several weeks, KBW conducted extensive financial due diligence on Pointe and evaluated Pointe's business plan. KBW also reviewed strategies to grow Pointe's business through targeted acquisitions of other financial institutions, as well as the possibility of strategic business combinations involving Pointe and both similarly sized and larger financial institutions. KBW's review generally considered a variety of factors, including Pointe's historical and projected earnings, the merger and acquisition environment affecting financial institutions, Pointe's competitive position relative to other banks and financial services institutions, Pointe's ability to attract and retain additional senior management, Pointe's ability to execute its business plan, including the impact of stockholder activism, and the values that might be obtainable in a business combination with a variety of types of financial institutions.

         On August 20, 2004, KBW presented the results of its analysis to Pointe's board of directors. Based on the analysis provided by KBW and in consultation with Pointe's senior management, Pointe's board of directors decided to explore whether a business combination transaction could provide Pointe's shareholders with greater value than that obtainable by Pointe through a course of continued independence. In order to make that determination, Pointe's board of directors directed KBW to seek indications of interest from third parties with respect to a potential business combination.

         The third parties contacted by KBW were identified by KBW based on its expertise and analysis of the different entities that might potentially be interested in, and financially and otherwise capable of, engaging in a business combination with Pointe, as well as third parties known by management to have expressed interest in Pointe. KBW contacted fifteen parties; eight expressed interest and received a confidential memorandum containing information about Pointe.

         On September 20, 2004, KBW reported to Pointe's board of directors that three institutions had submitted preliminary indications of interest. KBW reviewed each of these proposals with Pointe's board of directors, including the financial terms of each proposal, the business, operations and prospects of each bidder, certain pro forma financial data giving effect to a combination of Pointe with each of the bidders, and the financial terms of other business combinations in the banking industry. One proposal was for an all cash, below market transaction. The other two proposals, including one from TSFG, were more general, but suggested a strategic combination with a significant amount of stock consideration at a premium to Pointe's public market trading values. After reviewing KBW's analysis, the board of directors of Pointe directed KBW to encourage TSFG and the other institution which expressed interest in a strategic combination to conduct further due diligence on Pointe with the goal of producing a more specific indication of interest. The other institution ultimately elected to discontinue the bidding process.

         TSFG began its due diligence in early October. Senior officials of TSFG, including Mack I. Whittle, Jr., its president and chief executive officer, came to Boca Raton, Florida to meet with the senior management of Pointe. On October 13, 2004, TSFG provided KBW with a more specific proposal for a business combination. Management officials and the financial advisors of Pointe and TSFG continued to discuss financial and other aspects of the transaction, but no understanding was reached. Pointe's board of directors held a special meeting on October 15, 2004 to discuss and review, with the assistance of Pointe's management and Pointe's legal and financial advisors, the TSFG proposal. KBW and management reviewed with Pointe's board of directors its preliminary due diligence findings concerning TSFG. KBW also presented a detailed financial analysis of TSFG's proposal. Based on the presentation at that meeting, Pointe's board of directors determined that a strategic business combination with TSFG might be in the best long term interests of Pointe and its shareholders. The board of directors instructed Pointe's senior management and KBW to continue negotiations with TSFG. Later that day, KBW and TSFG's financial advisors reached an understanding as to a possible deal structure and proposed terms of a possible deal.

         Commencing October 17, 2004, legal representatives of Pointe and TSFG began negotiations of the terms of transaction documents, and commencing October 19, 2004, Pointe began a detailed due diligence review of TSFG. Upon completion of Pointe's preliminary due diligence review of TSFG, and following substantial negotiations of draft transaction documentation, Pointe's board of directors met again on October 21, 2004. At that meeting, representatives of Hogan & Hartson L.L.P. reviewed in detail the results of the due diligence review of TSFG and the proposed terms of the transaction, including the draft merger agreement and related documentation. KBW also provided an extensive analysis of the transaction, including a review of the transaction compared to other possible strategic alternatives, including independence. Pointe's board of directors discussed the draft merger agreement and the financial advisor's analysis at length. Following that discussion, Pointe's board of directors determined that it would be advisable to proceed to negotiate final agreements on the terms outlined at the meeting and authorized Pointe's legal and financial advisers to do so, working with senior management.

         Following that meeting, management of TSFG and Pointe, and each of their respective legal and financial advisors, worked to finalize the negotiations regarding the terms of the merger agreement.

         On October 27, 2004, Pointe's board of directors held a special meeting to review the final terms of the proposed merger agreement. KBW reviewed financial information concerning TSFG and delivered to Pointe's board of directors KBW's opinion (which was subsequently confirmed in writing) that, as of such date, the consideration to be received by Pointe's shareholders in the merger was fair to Pointe's shareholders from a financial point of view. See "Opinion of Pointe's Financial Advisor" beginning on page 23.

         Based upon the review by Pointe's board of directors of the definitive terms of the transaction, the opinion of KBW and other relevant factors, the Pointe board of directors, by unanimous vote of all directors, authorized and approved the execution of the merger agreement. On the evening of October 27, 2004, the parties entered into the merger agreement, and the parties issued a joint press release announcing the transaction.

Recommendations of Pointe's Board of Directors and Reasons of Pointe for the Merger

         Pointe's board of directors has approved the merger agreement and has determined that the merger is fair to and in the best interests of Pointe and its shareholders. Pointe's board of directors believes that the merger will enable holders of Pointe's common stock to realize increased value due to the premium over Pointe's market price and book value per share offered by TSFG. The board of directors also believes that the merger may enable Pointe's shareholders to participate in opportunities for appreciation of TSFG's common stock. In reaching its decision to approve the merger agreement, the board of directors consulted with its outside counsel regarding the legal terms of the merger and the board's fiduciary obligations in its consideration of the proposed merger, its financial advisor, KBW, regarding the financial aspects and fairness of the proposed merger consideration, as well as with the management of Pointe. Without assigning any relative or specific weight, Pointe's board of directors considered the following factors, among others, both from a short-term and long-term perspective:

     o the Pointe board's familiarity with and review of Pointe's business, operations, financial condition and earnings on an historical and a prospective basis, including, without limitation, its potential growth and profitability and the associated business risks;

     o the current and prospective economic and competitive environment facing the financial services industry generally, and Pointe in particular, including the continued rapid consolidation in the financial services industry, the competitive effects of the increased consolidation on smaller financial institutions such as Pointe and the increased regulatory burden on financial institutions;

     o the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological development which significantly impact industry competition;

     o the potential appreciation in market and book value of Pointe's common stock on both a short-term and long-term basis as an independent entity;

     o the merger consideration to be received by holders of Pointe common stock in relation to the market value, book value and earnings per share of Pointe common stock;

     o the increase in the pro forma dividends of Pointe shareholders receiving TSFG common stock pursuant to the merger (see "Summary -- Comparative Per Share Data" on page 10);

     o the information presented by KBW to the Pointe board with respect to the merger and the opinion of KBW that, as of the date of that opinion, the merger consideration was fair to the holders of Pointe common stock from a financial point of view (see "--Opinion of Pointe's Financial Advisor" beginning on page 23);

     o the Pointe board's review, based in part on the presentation of its financial advisor and Pointe's management, of the business, operations, financial condition and earnings of TSFG, including the long-term growth potential of TSFG, the future growth prospects of TSFG and Pointe on a combined basis, and the potential synergies, as well as business risks, associated with the merger;

     o the fact that TSFG has existing resources to fund the cash portion of the merger consideration;

     o the previous experience of management of TSFG in completing acquisition transactions;

     o    the impact of shareholder activism;

     o the process conducted by Pointe's management and its financial advisor in exploring and determining the potential value which could be realized by Pointe's shareholders in a business combination transaction, including KBW's solicitation of various entities that it determined to be the most likely companies to be both interested in and financially and otherwise capable of engaging in a business combination transaction with Pointe.

     o the general impact that the merger could be expected to have on the constituencies served by Pointe, including its customers, employees and communities, many of which may benefit from the appropriate affiliation with a larger institution with increased economies of scale and a greater capacity to serve substantially all of the banking needs of the community;

     o the United States federal income tax consequences to Pointe shareholders of receiving the merger consideration in exchange for their shares of Pointe common stock;

     o that the directors and officers of Pointe may have interests in the merger in addition to their interests generally as Pointe shareholders (See "--Interests of Certain Persons in the Merger" beginning on page 47;

     o the results of the due diligence investigation of TSFG conducted by Pointe's management and Pointe's financial and legal advisors;

     o the Pointe board's assessment, with the assistance of counsel, concerning the likelihood that TSFG would obtain all requisite regulatory approvals required for the merger;

     o the terms of the $3.5 million termination fee in favor of TSFG, including the risk that the termination fee might discourage third parties from offering to acquire Pointe by increasing the cost of a third party acquisition, and recognizing that the termination fee was a condition to TSFG's willingness to enter into the merger agreement; and

     o the alternative strategic courses available to Pointe, including remaining independent and exploring other potential business combination transactions.

         THE POINTE BOARD BELIEVES THE MERGER IS IN THE BEST INTERESTS OF POINTE AND POINTE SHAREHOLDERS. THE POINTE BOARD UNANIMOUSLY RECOMMENDS THAT POINTE SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

Opinion of Pointe's Financial Advisor

         Pointe engaged Keefe, Bruyette & Woods, Inc. ("KBW") to act as its exclusive financial advisor in connection with the merger. KBW agreed to assist Pointe in analyzing and effecting a transaction with TSFG. Pointe selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Pointe and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

         On October 27, 2004, Pointe's board of directors held a meeting to evaluate the proposed merger with TSFG. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing) that, as of that date, the merger consideration in the merger was fair to the shareholders of Pointe from a financial point of view.

         The full text of KBW's written opinion is attached as Appendix C to this document and is incorporated herein by reference. Pointe's shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.

         KBW'S OPINION IS DIRECTED TO POINTE'S BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO THE POINTE SHAREHOLDERS. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY POINTE SHAREHOLDER AS TO HOW THE SHAREHOLDER SHOULD VOTE AT THE POINTE SPECIAL MEETING ON THE MERGER.

         In rendering its opinion, KBW:

     o    reviewed, among other things,
          o    the merger agreement,

          o annual reports to shareholders and annual reports on Form 10-K for the three years ended December 31, 2003, 2002 and 2001 of Pointe,
          o annual reports to shareholders and annual reports on Form 10-K for the three years ended December 31, 2003, 2002 and 2001 of TSFG,
          o Certain interim reports to shareholders and quarterly reports on Form 10-Q of Pointe and certain other communications from Pointe to its respective shareholders,
          o Certain interim reports to shareholders and quarterly reports on Form 10-Q of TSFG and certain other communications from TSFG to its respective shareholders, and
          o Other financial information concerning the businesses and operations of Pointe and TSFG furnished to KBW by Pointe and TSFG for purposes of KBW's analysis;
     o held discussions with members of senior management of Pointe and TSFG regarding
          o    past and current business operations,
          o    regulatory relationships,
          o    financial condition, and
          o    future prospects of the respective companies;
     o reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for TSFG and compared them with those of certain publicly traded companies that KBW deemed to be relevant;
     o reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Pointe and compared them with those of certain publicly traded companies that KBW deemed to be relevant;
     o compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and
     o    performed other studies and analyses that it considered appropriate.

         In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of Pointe as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for TSFG and Pointe are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of TSFG or Pointe, and KBW did not examine any individual credit files.

         The projections furnished to KBW and used by it in certain of its analyses were prepared by Pointe's senior management. Pointe does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

         For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

     o the merger will be completed substantially in accordance with the terms set forth in the merger agreement;
     o the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;
     o each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;
     o all conditions to the completion of the merger will be satisfied without any waivers; and

     o in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

         KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. KBW's opinion is not an expression of an opinion as to the prices at which shares of Pointe common stock or shares of TSFG common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

         In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, Pointe and TSFG. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Pointe board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Pointe board of directors or management of Pointe with respect to the fairness of the merger consideration.

         The following is a summary of the material analyses presented by KBW to the Pointe board of directors on October 27, 2004 in connection with its October 27, 2004 oral opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Pointe board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

         The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

         Transaction Summary. KBW calculated the merger consideration to be paid as a multiple of Pointe's book value per share, tangible book value per share, latest twelve months' earnings per share and 2005 estimated earnings per share as provided by Pointe management. KBW also calculated the merger consideration to be paid as a "Core Deposit Premium." Core Deposit Premium equals the difference between the aggregate merger consideration and Pointe's tangible equity divided by total domestic, non-brokered deposits less time deposit accounts greater than $100,000. Additionally, KBW has adjusted throughout its analyses the financial data to exclude any non-recurring income and expenses and any extraordinary items. The merger consideration was based on a 75% stock and 25% cash mix with a fixed aggregate cash amount of $24.5 million and a fixed number of shares of TSFG common stock issued of 2,554,022. These computations were based on Pointe's stated book value per share of $15.65 and tangible book value per share of $14.40 as of June 30, 2004, Pointe's latest twelve months' earnings per share of $1.34 as of June 30, 2004, a 2005 estimated earnings per share per management of $1.87 and core deposits of $251.7 million as of June 30, 2004. Based on those assumptions and TSFG's closing price of $31.70 on October 27, 2004 this analysis indicated that Pointe's shareholders would receive stock worth $40.90 for each share of Pointe's common stock held. This amount would represent 261.3% of book value per share, 284.0% of tangible book value per share, 30.5 times latest twelve months' earnings per share, 21.9 times estimated 2005 earnings per share and a Core Deposit Premium of 28.9%.

         KBW also analyzed the per share transaction value as a premium to the closing price of Pointe common stock prior to the announcement of the merger. The analyses performed indicated the per share transaction value as a premium to the closing price of Pointe common stock on October 27, 2004 was 20.3%.

         Selected Transaction Analysis. KBW reviewed certain financial data related to a set of comparable Florida bank transactions announced since December 31, 2002 with deal values between $50 million and $250 million (10 transactions).

         KBW compared multiples of price to various factors for the TSFG-Pointe Merger to the same multiples for the comparable group's mergers at the time those mergers were announced. The results were as follows:

                                              Comparable Transactions:
                                              -----------------------
                                                  Median           Low            High          TSFG/Pointe Merger
                                                  ------           ---            ----          ------------------
Price/Stated Book Value                            316.9%          240.2%         479.9%              261.3%
Price/Tangible Book Value                          330.5           240.2          479.9               284.0
Price/Latest Twelve Months' Earnings Per            27.5x           21.8x          44.1x               30.5x
Share
Core Deposit Premium                                29.1            19.9           39.5                28.9
Premium to Market Price                             18.9            18.6           39.0                20.3

         KBW also analyzed the financial data for the period ended June 30, 2004 for Pointe and reporting periods prior to the announcement of each transaction for each target in the Selected Transactions Analysis. The results were as follows:

                                                Comparable Targets:
                                                ------------------
                                                         Median            Low             High           Pointe
                                                         ------            ---             ----           ------
Tangible Equity / Assets                                 7.08%            5.23%           8.14%           8.82%
Non-Performing Assets / Assets                            0.16            0.00             0.50            0.03
Return on Average Assets (Most-Recent-Quarter             0.98            0.53             1.31            0.86
Annualized)
Return on Average Equity (Most-Recent-Quarter            13.33            8.43            18.81            8.98
Annualized)

         No company or transaction used as a comparison in the above analysis is identical to TSFG, Pointe or the merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

         Discounted Cash Flow Analysis. Discounted Cash Flow Analysis. Using discounted dividends analysis, KBW estimated the present value of the future stream of dividends that Pointe could produce over the next five years, under various circumstances, assuming Pointe performed in accordance with management's earnings forecast for 2005 and 2006 and various annual earning growth rates (ranging from 10.0% to 14.0%) thereafter. KBW then estimated the terminal values for Pointe stock at the end of the period by applying multiples ranging from 14.0x to 16.0x projected earnings in 2010. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 10.0% to 14.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Pointe common stock. This discounted dividend analysis indicated reference ranges of between $31.08 and $42.02 per share of Pointe common stock. These values compare to the consideration offered by TSFG to Pointe in the merger of $40.90 per share of Pointe common stock.

         Relative Stock Price Performance. KBW also analyzed the price performance of TSFG common stock from December 31, 2002 to October 15, 2004 and compared that performance to the performance of the Philadelphia Exchange/Keefe, Bruyette & Woods Bank Index ("Keefe Bank Index") over the same period. The Keefe Bank Index is a market cap weighted price index composed of 24 major commercial and savings banks stocks. The Keefe Bank Index is traded on the Philadelphia Exchange under the symbol "BKX". This analysis indicated the following cumulative changes in price over the period:

                 TSFG ..........................................   36.74%
                 Keefe Bank Index ..............................   31.28

         Selected Peer Group Analysis. KBW compared the financial performance and market performance of TSFG to those of a group of comparable holding companies. The comparisons were based on:

     o    various financial measures including:
          o    earnings performance
          o    operating efficiency
          o    capital
          o    asset quality
     o    various measures of market performance including:
          o    price to book value
          o    price to earnings
          o    dividend yield

         To perform this analysis, KBW used the financial information as of and for the quarter ended June 30, 2004 and market price information as of October 27, 2004. The 10 companies in the peer group were Alabama National BanCorporation, AmSouth Bancorporation, BancorpSouth, Inc., Colonial BancGroup, Inc., Compass Bancshares, Inc., Hibernia Corporation, Synovus Financial Corp., Trustmark Corporation, United Bankshares, Inc. and Whitney Holding Corporation. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

         KBW's analysis showed the following concerning TSFG's financial performance:

                                                Selected Peer Group:
                                                -------------------
                                                           Median           Low            High            TSFG
                                                           ------           ---            ----            ----
Return on Average Equity (GAAP)                            15.39%          10.16%         20.20%          12.04%
Return on Average Assets (GAAP)                             1.36            1.02           1.85            1.09
Return on Average Tangible Equity (Cash)                   21.20           11.82          23.48           19.26
Return on Average Tangible Assets (Cash)                    1.38            1.07           1.91            1.17
Net Interest Margin                                         3.62            3.42           4.29            3.23
Efficiency Ratio                                              56              43             68              51
Leverage Ratio                                              7.53            6.60          10.10            7.79
Equity/Assets                                               8.62            6.82          10.99            9.70
Loans/Deposits                                                98              74            116              97
Non-Performing Assets/Assets                                0.34            0.16           0.44            0.47
Loan Loss Reserve/Non-Performing Assets                      279             167            477             150
Loan Loss Reserve/Total Loans                               1.36            1.10           1.52            1.24

         KBW's analysis showed the following concerning TSFG's market performance:

                                                Selected Peer Group:
                                                -------------------
                                                               Median          Low           High          TSFG
                                                               ------          ---           ----          -----
Price / Stated Book Value Per Share                             251%          198%           334%           170%
Price / Tangible Book Value Per Share                           317%          235%           401%           305%
Price / 2004 GAAP Estimated Earnings Per Share                 16.2x         14.0x          19.1x          16.2x
Price / 2004 Cash Estimated Earnings Per Share                 16.0x         14.0x          18.8x          15.8x
Price / 2005 GAAP Estimated Earnings Per Share                 14.8x         13.0x          17.1x          14.5x
Price / 2005 Cash Estimated Earnings Per Share                 14.6x         13.0x          16.6x          14.2x
Dividend Yield                                                  2.7%          2.0%           3.7%           1.9%

         KBW also compared the financial performance of Pointe to those of a group of comparable banks. The comparisons were based on:

     o    various financial measures including:
          o    earnings performance
          o    operating efficiency
          o    capital
          o    asset quality
     o    various measures of market performance including:
          o    price to book value
          o    price to earnings
          o    dividend yield

To perform this analysis, KBW used the financial information as of and for the quarter ended June 30, 2004 and market price information as of October 27, 2004. The 13 companies in the peer group included publicly traded banks and thrifts in Florida with assets greater than $300 million. This peer group includes BankAtlantic Bancorp, Inc., BankUnited Financial Corporation, Capital City Bank Group, Inc., Centerstate Banks of Florida, Inc., Coast Financial Holdings, Inc., Commercial Bankshares, Inc., Federal Trust Corporation, FFLC Bancorp, Inc., Fidelity Bankshares, Inc., First National Bancshares, Inc., Harbor Florida Bancshares, Inc., Seacoast Banking Corporation of Florida and TIB Financial Corp. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

         KBW's analysis showed the following concerning Pointe's financial performance:

                                                Selected Peer Group:
                                                -------------------
                                                           Median           Low            High           Pointe
                                                           ------           ---            ----           ------
Return on Average Equity (GAAP)                            12.07%          1.15%          16.76%          8.98%
Return on Average Assets (GAAP)                             0.92           0.12            1.61           0.86
Return on Average Tangible Equity (Cash)                   12.07           1.15           21.30          10.25
Return on Average Tangible Assets (Cash)                    0.92           0.12            1.61           0.91

                                       28

Net Interest Margin                                         3.51           1.84            4.96           4.45
Efficiency Ratio                                              65             45              79             74
Leverage Ratio                                              7.77           6.80           10.40           9.03
Equity / Assets                                             8.11           5.31           10.72           9.51
Loans / Deposits                                              94             62             153             99
Non-Performing Assets / Assets                              0.26           0.00            0.70           0.03
Loan Loss Reserve / Non-Performing Assets                    166             87             722          2,751
Loan Loss Reserve / Total Loans                             0.98           0.44            1.26           1.18

         KBW's analysis showed the following concerning Pointe's market performance:

                                                Selected Peer Group:
                                                -------------------
                                                               Median          Low           High         Pointe
                                                               ------          ---           ----         ------
Price / Stated Book Value Per Share                             233%           188%          330%           217%
Price / Tangible Book Value Per Share                           281%           188%          347%           236%
Price / 2004 GAAP Estimated Earnings Per Share                 18.5x          16.4x         25.8x          22.5x
Price / 2004 Cash Estimated Earnings Per Share                 18.5x          16.4x         25.8x          21.6x
Price / 2005 GAAP Estimated Earnings Per Share                 16.5x          14.8x         30.9x          18.3x
Price / 2005 Cash Estimated Earnings Per Share                 16.5x          14.7x         30.9x          17.6x
Dividend Yield                                                  1.0%           0.0%          2.6%           1.1%

         Contribution Analysis. KBW analyzed the relative contribution of each of Pointe and TSFG to the pro forma balance sheet and income statement items of the combined entity, including assets, gross loans, deposits, equity, tangible equity, latest twelve months' earnings and estimated 2004 earnings. This analysis excluded any purchase accounting adjustments. The pro forma ownership analysis assumed the aggregate deal value was in the form of 75% TSFG stock and 25% cash and was based on TSFG's closing price of $31.70 on October 27, 2004. The results of KBW's analysis are set forth in the following table:

           Category                            TSFG             Pointe
           --------                            ----             ------
           Assets                              97.3%              2.7%
           Gross Loans                         96.6               3.4
           Deposits                            96.6               3.4
           Equity                              97.4               2.6
           Tangible Equity                     95.6               4.4
           2005 Estimated Earnings (GAAP)      97.3               2.7
           2005 Estimated Earnings (Cash)      97.3               2.7
           Estimated Pro Forma Ownership       96.6               3.4

         Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the pro forma company. This analysis indicated that the merger is expected to be dilutive to TSFG's estimated 2005 GAAP earnings per share and estimated 2005 cash earnings per share and accretive to TSFG's estimated 2006 GAAP earnings per share and estimated 2006 cash earnings per share. This analysis was based on First Call's 2005 and 2006 published earnings estimates for TSFG and estimated cost savings equal to 30.0% of Pointe's projected non-interest expenses. First Call is a data service provided by the Thompson Corporation that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors. Pointe's 2005 and 2006 earnings projections were provided by Pointe's management. For all of the above analyses, the actual results achieved by pro forma company following the merger will vary from the projected results and the variations may be material.

         Other Analyses. KBW reviewed the relative financial and market performance of TSFG and Pointe to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, historical stock performance, stock liquidity and research coverage for TSFG.

         The Pointe board of directors has retained KBW as an independent contractor to act as financial adviser to Pointe regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Pointe and TSFG. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Pointe and TSFG for KBW's own account and for the accounts of its customers.

         Pointe and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Pointe has agreed to pay KBW at the time of closing a cash fee equal to 1.15% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of Pointe in the transaction. Pursuant to the KBW engagement agreement, Pointe also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

Merger Consideration

         The merger agreement provides that at the effective time of the merger each share of Pointe common stock issued and outstanding immediately prior to the effective time will be converted into either a number of shares of TSFG common stock or an amount of cash, in each case as described below. Pointe shareholders will have the right to elect to convert their Pointe common stock into cash, shares of TSFG common stock, or a mixture of both. See "--Election Procedure" beginning on page 33.

         In our discussion we refer to the number of shares of TSFG common stock to be received for each share of Pointe common stock being converted into TSFG stock as the "per share stock consideration", and we refer to the amount of cash to be received for each share of Pointe common stock being converted into cash as the "per share cash consideration."

         Pursuant to the terms of the merger, TSFG will issue 2,554,022 shares of TSFG common stock and pay $24,493,075 in cash. The actual per share stock consideration and per share cash consideration to be paid to Pointe shareholders cannot be determined until the third day immediately prior to the effective time of the merger. We intend to announce these amounts when known.

         The value of the per share cash consideration and the value of the per share stock consideration will in each case be equal to the amount obtained by dividing the "transaction value" by the number of "exchangeable shares." In our discussion we refer to that value as the "per share value."

     o    The "transaction value" is the dollar amount of the sum of:
          (1) $24,493,075 (which is the aggregate amount of cash TSFG will pay pursuant to the merger); and
          (2) the product of: (A) 2,554,022 (which is the aggregate number of shares of TSFG common stock that TSFG will issue pursuant to the merger) and (B) the "final stock price." -----------------

     o The "final stock price" is the average of the closing sale prices of TSFG common stock as reported on the Nasdaq National Market during the ten consecutive trading days during which the shares of TSFG common stock are traded on the Nasdaq National Market ending on the third calendar day immediately prior to the effective time of the merger. We refer to this ten trading days period as the "valuation period."

     o The number of "exchangeable shares" is the total number of shares of Pointe common stock outstanding as of the close of business on the last day of the valuation period assuming the exercise of all Pointe options outstanding under Pointe's employee stock option plans at that time.

         The formula described above is designed to equalize the value of the consideration to be received for each share of Pointe common stock in the merger as measured during the valuation period, regardless of whether the Pointe shareholder elects to receive all TSFG common stock, all cash, or a combination.

         This equalization mechanism was deemed to be desirable because, while the aggregate number of shares of TSFG common stock and the amount of cash to be received by Pointe shareholders is fixed, the value of the TSFG common stock will fluctuate. In order to ensure that the value of the consideration for each share of Pointe common stock is as equal as possible upon receipt by Pointe shareholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the final stock price.

         For example, if the average closing price of TSFG common stock during the applicable measurement period was $31.00, a Pointe stockholder receiving stock would receive approximately 1.297 shares of TSFG common stock per share of Pointe common stock having a value of $40.21 (based on such average closing price), and a Pointe stockholder receiving cash would receive $40.21 in cash per share of Pointe common stock, subject in each case to the allocation procedures described below. Based on that average price (and assuming that there are Pointe options outstanding to purchase 303,648 Pointe shares), approximately 27% of the outstanding shares of Pointe common stock would be exchanged for cash, and approximately 73% would be exchanged for TSFG common stock.

         If the price of TSFG common stock increases, then the number of shares of Pointe common stock being exchanged for cash would decrease and the number of shares being exchanged for TSFG common stock would increase. For example, if the average closing price during the actual valuation period is $34.00 (approximately 10% higher than the $31.00), then approximately 25% of the outstanding shares of Pointe common stock would be exchanged for cash, and 75% would be exchanged for TSFG common stock (assuming that none of the Pointe options outstanding as of today is exercised prior to the closing of the merger). Based on an average closing price of $34.00, a Pointe stockholder receiving stock would receive approximately 1.270 shares of TSFG common stock per share of Pointe common stock having a value of $43.18 (based on that average closing price), and a Pointe stockholder receiving cash would receive $43.18 in cash per share of Pointe common stock, subject in each case to the allocation procedures described below.

         If the price of TSFG common stock decreases, then the number of shares of Pointe common stock being exchanged for cash would increase and the number of shares being exchanged for TSFG common stock would decrease. For example, if the average closing price during the actual valuation period is $28.00 (approximately 10% lower than the $31.00), then approximately 29% of the outstanding shares of Pointe common stock would be exchanged for cash, and approximately 71% would be exchanged for TSFG common stock (assuming that none of the Pointe options outstanding as of today is exercised prior to the closing of the merger). Based on the average closing price of $28.00, a Pointe stockholder receiving stock would receive approximately 1.3299 shares of TSFG common stock per share of Pointe common stock having a value of $37.24 (based on such average closing price), and a Pointe stockholder receiving cash would receive approximately $37.24 in cash per share of Pointe common stock, subject in each case to the allocation procedures described below.

         The following table sets forth, based on various average closing prices of TSFG common stock, the per share cash consideration and the per share stock consideration, as well as the value of such stock consideration based on the assumed average closing prices. The table also shows the percentages of outstanding shares of Pointe common stock that would be converted into TSFG common stock and cash based on such average closing prices. The table is based on the assumption that the number of shares of Pointe common stock outstanding on the determination date is 2,274,610 and that as of such date there are 303,648 options to purchase Pointe common stock. In the event that a portion of such options is exercised prior to the merger, then in every scenario set forth in the table the percentage of outstanding Pointe shares that would be exchanged for cash will decrease, and the percentage of outstanding Pointe shares that would be converted into shares of TSFG common stock will increase.

                                                                                          Percentage of Outstanding
                                                                                                    Shares
                                                                                               of Pointe Common
                                                                                               Stock to Receive
                                                                                          --------------------------
                                          Per Share
  Average Closing     Transaction    Stock Consideration   Value of Per     Per Share
   Price During          Value         (Shares of TSFG     Share Stock        Cash          Stock          Cash
 Valuation Period      (in 000s)       Common Stock)      Consideration   Consideration  Consideration Consideration
 ----------------      ---------       --------------     -------------   -------------  ------------- -------------

      $ 28.00        $ 96,005,691            1.3299          $ 37.2367      $ 37.2367         71.1%          28.9%
        28.50          97,282,702            1.3239            37.7320        37.7320         71.5           28.5
        29.00          98,559,713            1.3182            38.2272        38.2272         71.8           28.2
        29.50          99,836,724            1.3126            38.7225        38.7225         72.2           27.8
        30.00         101,113,735            1.3073            39.2178        39.2178         72.5           27.5
        30.50         102,390,746            1.3021            39.7131        39.7131         72.9           27.1
        31.00         103,667,757            1.2970            40.2084        40.2084         73.2           26.8
        31.50         104,944,768            1.2922            40.7037        40.7037         73.5           26.5
        32.00         106,221,779            1.2875            41.1990        41.1990         73.9           26.1
        32.50         107,498,790            1.2829            41.6943        41.6943         74.2           25.8
        33.00         108,775,801            1.2785            42.1896        42.1896         74.5           25.5
        33.50         110,052,812            1.2742            42.6849        42.6849         74.8           25.2
        34.00         111,329,823            1.2700            43.1802        43.1802         75.1           24.9
        34.50         112,606,834            1.2660            43.6755        43.6755         75.3           24.7
        35.00         113,883,845            1.2620            44.1708        44.1708         75.6           24.4

         Based on the $31.00 closing price of TSFG common stock on October 26, 2004, the day prior to the announcement of the proposed merger, the merger had a value on that date of approximately $40.21 per share of Pointe common stock. Based on the $31.01 closing price of TSFG common stock on January 7, 2005, the most recent practicable data before the printing of this document, the merger had a value of approximately $40.21 per share of Pointe common stock.

         A table giving examples of the results of various possible elections by a hypothetical Pointe shareholder based on different average closing prices of TSFG common stock is attached as Appendix B.

         NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF TSFG COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF TSFG COMMON STOCK ON THE DATE THAT STOCK IS RECEIVED BY A POINTE SHAREHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF TSFG COMMON STOCK RECEIVED BY A POINTE SHAREHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF TSFG DUE TO NUMEROUS MARKET FACTORS.

         If, between the date of the merger agreement and the effective time, the shares of TSFG common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, or any distribution is made in respect of TSFG's common stock other than regular quarterly cash dividends, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

         No fractional shares of TSFG common stock will be issued to any holder of TSFG common stock upon completion of the merger. For each fractional share that would otherwise be issued, TSFG will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of TSFG common stock on the Nasdaq National Market for the ten trading days immediate preceding the third business day prior to the date of completion of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of TSFG common stock.

         The terms of the merger were determined by Pointe and TSFG on the basis of arm's-length negotiations.

Election Procedure

         Subject to the allocation mechanism described in the next section, each Pointe shareholder will have the right to elect to receive with respect to his or her shares of Pointe common stock, (A) all cash, (B) all TSFG common stock, or (C) a mixture of cash and TSFG common stock. In our discussion we refer to each of these three possible elections as the "all cash election," the "all stock election" and the "mixed election."

         All Cash Election. Shareholders who elect the all cash election will receive the per share cash consideration in respect of all their shares of Pointe common stock, subject to the allocation mechanism described below. In our discussion we refer to the shares held by a shareholder who has made an all cash election as "cash election shares."

         All Stock Election. Shareholders who elect the all stock election will receive the per share stock consideration in respect of all their shares of Pointe common stock, subject to the allocation mechanism described below. In our discussion we refer to the shares held by a shareholder who has made an all stock election as "stock election shares."

         Mixed Election. Shareholders who elect the mixed election will receive
(A) the per share cash consideration in respect of that portion of that holder's shares of Pointe common stock equal to the "cash percentage," and (B) the per share stock consideration in respect of that portion of that holder's shares of Pointe common stock equal to the "stock percentage." The "cash percentage" and the "stock percentage" cannot be determined until the third day immediately prior to the effective time of the merger:

         o The "cash percentage" will equal the amount obtained by dividing (1) the amount obtained by dividing $24,493,075 by the per share consideration, by (2) the total number of shares of Pointe common stock outstanding as of the close of business on the last day of the valuation period.

         o The "stock percentage" will equal one minus the cash percentage.

         For example, assuming that the average closing price of TSFG common stock for the applicable period was $31.00 and assuming that options to purchase 303,648 Pointe shares are outstanding, the cash percentage would be approximately 27% and the stock percentage would be approximately 73%. In other words, a shareholder holding 100 shares of Pointe common stock who makes the mixed election would receive the per share cash consideration in respect of 27 shares and the per share stock consideration in respect of 73 shares, subject to the allocation mechanism described below. We intend to announce the actual cash percentage and the stock percentage when known.

         Non-Election Shares. Shareholders who indicate that they have no preference as to whether they receive cash or TSFG common stock, and shareholders who do not make a valid election, will be deemed to have made a "non-election." Shareholders who are deemed to have made a non-election will receive the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of Pointe common stock. See "--Allocation" beginning on page 35.

         A FIXED NUMBER OF SHARES OF TSFG COMMON STOCK WILL BE ISSUED AND A FIXED AMOUNT OF CASH PAID IN THE MERGER. ACCORDINGLY, THERE IS NO ASSURANCE THAT A HOLDER OF POINTE COMMON STOCK WILL RECEIVE THE FORM OF CONSIDERATION THAT THE HOLDER ELECTS WITH RESPECT TO ALL SHARES OF POINTE COMMON STOCK HELD BY THAT HOLDER. IF THE ELECTIONS RESULT IN AN OVERSUBSCRIPTION WITH RESPECT TO SHARES OF POINTE COMMON STOCK WHICH WOULD OTHERWISE RECEIVE EITHER THE PER SHARE STOCK CONSIDERATION OR THE PER SHARE CASH CONSIDERATION, THE PROCEDURES FOR ALLOCATING TSFG COMMON STOCK AND CASH, DESCRIBED BEGINNING ON PAGE 35 UNDER "--ALLOCATION," WILL BE FOLLOWED BY THE EXCHANGE AGENT.

         For example, assuming a Pointe shareholder holds 100 shares of Pointe stock (and that the average closing price of TSFG common stock for the applicable ten trading day period were $31.00 and that there were options to purchase 303,648 Pointe shares outstanding), if such shareholder made:

     o An all stock election, he would receive 129 shares of TSFG common stock (and cash in lieu of fractional shares) having a total value of approximately $4,021;
     o    An all cash election, he would receive approximately $4,021 in cash;
     o A mixed election, he would receive 94 shares of TSFG common stock and cash of approximately $1,107, which together with the stock, would have a total value of approximately $4,021.

         The actual allocation of cash and stock would be subject in each case to the allocation procedures described under the heading "The
Merger--Allocation" beginning on page 35 of this proxy statement/prospectus.

         For example, if the average closing price of TSFG common stock for the applicable ten trading day period were $31.00, a Pointe shareholder receiving stock would receive approximately 1.297 shares of TSFG common stock per share of Pointe common stock having a value of $40.21 (based on such average closing price), and a Pointe shareholder receiving cash would receive approximately $40.21 in cash per share of Pointe common stock, subject in each case to the allocation procedures described under the heading "The Merger--Allocation" beginning on page 35 of this proxy statement/prospectus. Based on that average price (and assuming that there are Pointe options outstanding to purchase 303,648 Pointe shares), approximately 27% of the outstanding shares of Pointe common stock would be exchanged for cash, and approximately 73% would be exchanged for TSFG common stock.

         Election Form. All Pointe shareholders will receive under separate cover an election form to allow such holder to make the mixed election, all cash election, or all stock election, or to indicate that the holder makes no election. The deadline for submission of the election form, which we refer to as the "election deadline," shall be 5:00 p.m., Eastern Time, on the business day before the completion of the merger. You will receive the election form approximately 30 days before the completion of the merger. TSFG will also make available forms of election to persons who become holders of Pointe common stock subsequent to the fifth business day prior to the mailing date up until the close of business on the business day prior to the election deadline.

         Holders of Pointe common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. Shares of Pointe common stock as to which the holder has not made a valid election prior to the election deadline, will be deemed non-electing shares.

         TO MAKE AN ELECTION, A HOLDER OF POINTE COMMON STOCK MUST SUBMIT A PROPERLY COMPLETED ELECTION FORM SO THAT IT IS ACTUALLY RECEIVED BY THE EXCHANGE AGENT AT OR PRIOR TO THE ELECTION DEADLINE IN ACCORDANCE WITH THE INSTRUCTIONS ON THE ELECTION FORM. AN ELECTION FORM WILL BE PROPERLY COMPLETED ONLY IF ACCOMPANIED BY CERTIFICATES REPRESENTING ALL SHARES OF POINTE COMMON STOCK COVERED BY THE ELECTION FORM (OR APPROPRIATE EVIDENCE AS TO THE LOSS, THEFT OR DESTRUCTION, APPROPRIATE EVIDENCE AS TO THE OWNERSHIP OF THAT CERTIFICATE BY THE CLAIMANT, AND APPROPRIATE AND CUSTOMARY IDENTIFICATION).

         An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of Pointe common stock making a revocation, return the certificates of Pointe common stock submitted by that holder, and that holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of TSFG regarding these matters will be binding and conclusive. Neither TSFG nor the exchange agent will be under any obligation to notify any person of any defects in an election form.

         Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Pointe shareholder at the effective time of the merger who has not previously and properly surrendered shares of Pointe common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Pointe common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

         Until you surrender your Pointe stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time with respect to TSFG common stock into which any of your shares may have been converted. When you surrender your certificates, TSFG will pay any unpaid dividends, other distributions or cash in lieu of fractional shares, without interest. After the effective time, there will be no transfers on the stock transfer books of Pointe of any shares of Pointe common stock. If certificates representing shares of Pointe common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Pointe common stock represented by that certificate shall have been converted.

         If a certificate for Pointe common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and the posting of a bond in such amount as the exchange agent may direct.

Allocation

         Pursuant to the terms of the merger, TSFG will issue 2,554,022 shares of TSFG common stock and pay $24,493,075 in cash. Therefore, all cash elections and all stock elections are subject to proration to preserve these limitations on the amount of cash to be paid and the number of shares of TSFG common stock to be issued in the merger. As a result, even if you make an all cash election or an all stock election, you may nevertheless receive a mixture of cash and stock.

         Oversubscription of the Cash Consideration. TSFG common stock may be issued to shareholders who make an all cash election if the aggregate cash amount that would otherwise be paid by TSFG to Pointe shareholders would be greater than $24,493,075. In that situation the following allocation mechanism will be used:

     o all shareholders who make a mixed election will receive the per share stock consideration in respect of that portion of that holder's shares of Pointe common stock equal to the stock percentage and the per share cash consideration in respect of that portion of that holder's shares of Pointe common stock equal to the cash percentage;

     o all stock election shares and non-election shares will be converted into the per share stock consideration;

     o the exchange agent will then select from among the cash election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as practicable $24,493,075;

     o all shares selected by the exchange agent through the pro rata selection process described in the prior bullet point will be converted into the per share stock consideration;

     o the cash election shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.

         Oversubscription of the Stock Consideration. If the aggregate cash amount that TSFG would pay to Pointe shareholders who make an all cash election or a mixed election is less than $24,493,075, TSFG shall pay cash to shareholders who fail to make a valid election and, if necessary, to shareholders who make an all stock election. If there is an oversubscription of the stock consideration the following allocation mechanism will be used:

     o all shareholders who make a mixed election will receive the per share cash consideration in respect of that portion of that holder's shares of Pointe common stock equal to the cash percentage and the per share stock consideration in respect of that portion of that holder's shares of Pointe common stock equal to the stock percentage;

     o all cash election shares will be converted into the per share cash consideration;

     o the exchange agent will then select from among the non-election shares and then, if necessary, from among the stock election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as practicable $24,493,075;

     o all shares selected by the exchange agent through the pro rata selection process described in the prior bullet point will be converted into the per share cash consideration;

     o the stock election shares and non-election shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.

         The allocation described above will be computed by the exchange agent within ten business days after the election deadline, unless the merger has not been completed, in which case the allocation will be completed as soon as practicable after completion of the merger. The pro rata selection process to be used by the exchange agent will consist of such equitable pro rata processes as shall be mutually determined by Pointe and TSFG.

         BECAUSE THE FEDERAL INCOME TAX CONSEQUENCES OF RECEIVING CASH, TSFG COMMON STOCK, OR BOTH CASH AND TSFG COMMON STOCK WILL DIFFER, POINTE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER THE CAPTION "--MATERIAL FEDERAL INCOME TAX CONSEQUENCES" BEGINNING ON PAGE 42 AND TO CONSULT WITH THEIR OWN TAX ADVISORS FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES TO THEM. IN ADDITION, BECAUSE THE STOCK CONSIDERATION CAN FLUCTUATE IN VALUE FROM THE DETERMINATION MADE DURING THE VALUATION PERIOD, THE ECONOMIC VALUE PER SHARE RECEIVED BY POINTE SHAREHOLDERS WHO RECEIVE THE STOCK CONSIDERATION MAY, AT THE DATE OF RECEIPT BY THEM, BE MORE OR LESS THAN THE AMOUNT OF CASH CONSIDERATION PER SHARE RECEIVED BY POINTE SHAREHOLDERS WHO RECEIVE CASH CONSIDERATION.

Treatment of Options and Restricted Stock Awards

         Each outstanding option to acquire Pointe common stock granted under Pointe's stock option plans will be converted automatically at the effective time of the merger into a fully-vested option to purchase TSFG common stock. Pointe stock options will continue to be governed by the terms of the Pointe stock option plan, except that:

     o the number of shares of TSFG common stock subject to the new TSFG option will be equal to the product of the number of shares of Pointe common stock subject to the Pointe stock option and the per share stock consideration, rounded down to the nearest whole share, and

     o the exercise price per share of TSFG common stock subject to the new TSFG stock option will be equal to the exercise price per share of Pointe common stock under the Pointe stock option divided by the per share stock consideration, rounded up to the nearest cent.

         Immediately prior to the effective time of the merger, each outstanding restricted stock award for Pointe common stock shall be deemed fully-vested, free of all restrictions and performance conditions.

Fractional Shares

         TSFG will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of TSFG common stock multiplied by (ii) the average of the closing sale prices of TSFG common stock on the Nasdaq National Market for the ten consecutive trading days immediately prior to the fifth business day prior to the effective date of the merger.

Effective Time

         Subject to the satisfaction or waiver of the closing conditions set forth in the merger agreement, the merger will become effective no later than five business days after the latest to occur of: (1) the receipt of the required regulatory approvals from the federal and state banking authorities, and (2) the approval of the merger agreement by Pointe's shareholders; but in no event earlier than April 1, 2005.

         On the effective date, articles of merger reflecting the merger shall be filed with the Department of State of Florida and the Secretary of State of the State of South Carolina.

         We anticipate that the merger will be completed in April of 2005. However, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, TSFG and Pointe will complete the merger. If the merger is not completed on or before June 30, 2005, either TSFG or Pointe may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. See "--Conditions to the Completion of the Merger" below and "--Regulatory Approvals Required for the Merger" beginning on pages 37 and 41, respectively.

Conditions to the Completion of the Merger

         The respective obligations of TSFG and Pointe to complete the merger are subject to the following conditions:

     o approval of the merger agreement by the affirmative vote of a majority of the issued and outstanding shares of Pointe;

     o receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

     o absence of any order, decree or injunction of a court or agency of competent jurisdiction which prohibits the completion of the merger;

     o absence of any order, injunction or decree by any government entity, or other legal restraint or prohibition, preventing the merger.

     o absence of any statute, rule, regulation, order, injunction or decree which prohibits, restricts or makes illegal completion of the merger;

     o effectiveness of the registration statement for the TSFG shares to be issued in the merger;

     o authorization by the Nasdaq National Market of the listing of the shares of TSFG common stock to be issued in the merger;

     o accuracy of the other party's representations and warranties contained in the merger agreement as of the dates specified in that agreement, except where the failure to be so accurate would not be reasonably likely to have a "material adverse effect" on the party making those representations and warranties (see "--Representations and Warranties" below); provided, however, that Pointe's representations and warranties as to capitalization must be true and correct in all material respects;

     o performance by the other party in all material respects of its obligations contained in the merger agreement; and

     o the receipt by that party of an opinion of its counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Representations and Warranties

         The merger agreement contains a number of customary representations and warranties by TSFG and Pointe regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger and customary for a transaction of this kind. They include, among other things:

     o due organization, corporate existence, good standing and qualification to conduct business,

     o due authorization, execution, delivery and enforceability of the merger agreement,

     o    capital structure,

     o governmental and third-party consents necessary to complete the merger,

     o absence of conflicts with and violations of laws or regulations or various documents, contracts and agreements as a result of the merger,

     o    compliance with laws,

     o accuracy of reports and financial statements filed with the Securities and Exchange Commission,

     o the filing of regulatory reports and the payment of related fees and assessments,

     o    absence of material adverse changes,

     o    labor and employee benefit matters,

     o    environmental matters,

     o    loan portfolio,

     o    tax treatment of the merger,

     o    properties,

     o    material contracts,

     o    agreements with regulatory agencies and regulatory approvals,

     o    absence of legal proceedings and regulatory actions,

     o    fees payable to financial advisors in connection with the merger, and

     o    tax matters.

         The representations and warranties of the parties will be deemed to be true and correct, unless there are inaccuracies that, in the aggregate, have had or will be reasonably likely to have, a material adverse effect (A) on the party making those representations and warranties, including its subsidiaries or (B) on the ability of that party and its subsidiaries to consummate the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is likely, the parties will disregard any effects resulting from any

     o    changes in banking laws, rules or regulations,

     o changes in United States generally accepted accounting principles or regulatory accounting principles that apply to banks, thrifts or their holding companies generally,

     o changes attributable to or resulting from the financial or securities markets or general economic conditions, including changes in the prevailing level of interest rates,

     o events, conditions or trends in business or financial conditions affecting the banking industry,

     o any action or omission of either party or their subsidiaries taken with the prior consent of the other party, or

     o    the announcement or execution of the merger agreement and the merger.

         TSFG's representations and warranties must be true and correct as of both the signing date of the merger agreement and the effective date of the merger. Pointe's representations and warranties must be true and correct as of the signing date of the merger agreement and the later of (i) the receipt of all required regulatory approvals from the federal and state banking authorities and
(ii) the approval by Pointe's shareholders of the merger agreement.

Conduct of Business Pending the Merger

         Pointe has agreed, during the period from October 27, 2004 to the completion of the merger (except as expressly provided in the merger agreement and except as consented by TSFG), to conduct its business in the ordinary course consistent with past practice.

         In addition, each of the parties has agreed that it will not, and will not permit any of its subsidiaries to, without the prior consent of the other party,

     o take any action that is intended or may reasonably be expected to result in any of that party's representations and warranties being or becoming untrue, or in any conditions to the merger not being satisfied;

     o in the case of Pointe, declare or pay any dividend or make any distribution on its capital stock, other than Pointe's normal quarterly dividend not in excess of $0.09 per share, or an interim dividend if the effective time of the merger would otherwise cause Pointe's shareholders to not receive a quarterly dividend, and in the case of TSFG, declare or pay any dividends or make any other distributions on its capital stock other than its current quarterly dividends;

     o take or cause to be taken any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

         TSFG has also agreed not to take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any regulatory approval.

         Pointe has agreed to additional covenants that place restrictions on the conduct of the business of Pointe and its subsidiaries, including specific covenants providing that Pointe and its subsidiaries will not, without the prior consent of TSFG,

     o amend its articles of incorporation, bylaws or other similar governing documents;

     o repurchase, redeem or otherwise acquire any shares of capital stock of Pointe or any of its subsidiaries;

     o split, combine or reclassify any shares of its capital stock or issue or sell, or authorize the issuance or sale of, any shares of Pointe capital stock or any securities convertible into, or any rights or options to acquire, any Pointe capital stock, except for the issuance of Pointe common stock upon the exercise of outstanding options;

     o    enter into any new line of business;

     o incur any indebtedness or guarantee the obligations of any third party, other than in the ordinary course of business;

     o acquire or agree to acquire any business or material assets, other than in connection with foreclosures or debt restructurings, or in the ordinary course of business;

     o make any capital expenditures in excess of $100,000, other than in the ordinary course of business or as necessary to maintain existing assets in good repair;

     o except as required by United States generally accepted accounting principles, change its methods of accounting; or

     o except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy between Pointe or any of its subsidiaries and any of its current or former directors, officers or employees other than certain retention and severance programs, and pro-rata bonus payments described below (see "--Interests of Certain Persons in the Merger - Severance Payments" on page 48);

     o except for normal increases in the ordinary course of business or as required by applicable law, increase the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement in effect as of October 27, 2004;

     o file any application to relocate or terminate the operations of any of its banking offices;

     o sell, lease or encumber any of its material assets, properties or other rights other than in the ordinary course of business; or

     o create, renew, amend or terminate any contract involving payments thereunder by Pointe in excess of $100,000 per year other than the renewal in the ordinary course of business of any lease which expires before the completion of the merger.

No Solicitation by Pointe

         Pointe has agreed that it will not solicit, initiate, encourage or facilitate any inquiries with respect to any:

     o    tender or exchange offer;

     o proposal for a merger, consolidation, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving Pointe; or

     o proposal or offer to acquire a substantial interest in Pointe or its assets.

In our discussion we refer to any offer or proposal of the type described in any of the prior bullet points as an "acquisition proposal."

         Pointe, however, may negotiate or provide information to, or have discussions with, any third party relating to an unsolicited acquisition proposal if Pointe's board determines, consistent with its fiduciary duties, that the proposal or offer would be likely to result in a transaction that is:

     o for either (A) a merger, reorganization or similar transaction involving Pointe, (B) a sale, transfer or other disposition of at least 50% of the assets of Pointe, or (C) the acquisition by a person of beneficial ownership of 50% or more of Pointe's common stock;

     o more favorable to Pointe shareholders from a financial point of view than the transaction contemplated by the merger agreement with TSFG; and

     o    reasonably capable of being completed.

         In our discussion we refer to any offer or proposal described above as a "superior proposal." Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, Pointe must execute a confidentiality agreement with the other party and advise TSFG of the material terms and conditions relating to that other party's superior proposal.

Regulatory Approvals Required for the Merger

         TSFG and Pointe have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Federal Reserve Board, the Federal Deposit Insurance Corporation and Florida state and regulatory authorities. We have already filed applications with these regulatory bodies seeking such approval. The merger cannot proceed in the absence of these regulatory approvals. There can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice ("DOJ") or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

         TSFG and Pointe are not aware of any other material governmental approvals or actions that are required in order to consummate the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought; however, there can be no assurance that such approvals or actions will be obtained.

         Federal Deposit Insurance Corporation. The acquisition of Pointe Bank as contemplated herein is subject to approval of the Federal Deposit Insurance Corporation (the "FDIC") pursuant to the Bank Merger Act (12 U.S.C. Sec. 1828 et seq.). The Bank Merger Act (the "BMA") requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the acquisition (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anticompetitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 ("CRA") in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions.

         Approval of Florida Department of Financial Services. The Florida Department of Financial Services must approve the change of control of Pointe Bank. Under Section 658.28 of the Florida banking code, the Florida Department of Financial Services will issue a Certificate of Approval for a change of control of a Florida state bank only after it has made an investigation and has determined that the proposed new owner of a controlling interest of such Florida state bank is qualified by reputation, character, experience and financial responsibility to control and operate the bank in a legal and proper manner and that the interest of the other shareholders, if any, and the depositors and creditors of the bank and the interest of the public generally will not be jeopardized by the proposed change in ownership, controlling interest or management. In addition, pursuant to Section 658.295 of the Florida banking code, the Florida Department of Financial Services will not permit the merger unless Pointe Bank has been in existence and continuously operating, on the date of its acquisition, for more than three years. Also, the Florida Department of Financial Services will not permit the merger if, upon consummation of the transaction, TSFG, including all of its insured depository institutions that would be "affiliates," as defined in 12 U.S.C. ss.1841(k), would control 30% or more of the total amount of deposits held by all insured depository institutions in the State of Florida.

         Federal Reserve Board. The merger is also subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956. TSFG has filed the required application and notifications with the Federal Reserve Board for approval of the merger.

         The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially reducing competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, in reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks. It will also consider the convenience and needs of the communities to be served.

Material Federal Income Tax Consequences

         The following discussion is a general summary of certain material United States federal income tax consequences of the merger to a shareholder of Pointe that holds its shares of Pointe common stock as a capital asset. In our discussion we refer to such a shareholder as a "holder." The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated under the Code, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to holders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, holders that acquired their shares of Pointe common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

         Each holder of Pointe common stock is urged to consult its tax advisor with respect to the federal, state, local and foreign tax consequences of the merger.

         Consummation of the merger is conditioned upon the receipt by Pointe and TSFG of the opinion of Hogan & Hartson L.L.P., counsel to Pointe, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions, which are consistent with the state of facts existing at the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Pointe nor TSFG intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

         Assuming the opinion referred to above is received, the United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges its Pointe common stock for cash, TSFG common stock or a combination of cash and TSFG common stock.

         Exchange Solely for Cash. In general, if pursuant to the merger a holder exchanges all of the shares of Pointe common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Pointe common stock surrendered, which generally will be long-term capital gain or loss if the holder's holding period with respect to the Pointe common stock surrendered is more than one year. If, however, the holder constructively owns shares of Pointe common stock that are exchanged for shares of TSFG common stock in the merger or owns shares of TSFG common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading "Exchange for TSFG Common Stock and Cash," except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder's gain.

         Exchange Solely for TSFG Common Stock. If pursuant to the merger a holder exchanges all of the shares of Pointe common stock actually owned by it solely for shares of TSFG common stock, that holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of TSFG common stock (as discussed below). The aggregate adjusted tax basis of the shares of TSFG common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Pointe common stock surrendered for the TSFG common stock (reduced by the tax basis allocable to any fractional share of TSFG common stock for which cash is received), and the holding period of the TSFG common stock will include the period during which the shares of Pointe common stock were held by such holder.

         Exchange for TSFG Common Stock and Cash. If pursuant to the merger a holder exchanges all of the shares of Pointe common stock actually owned by it for a combination of TSFG common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the TSFG common stock received pursuant to the merger over that holder's adjusted tax basis in its shares of Pointe common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain will generally be long-term capital gain if the holder's holding period with respect to the Pointe common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See " -- Possible Treatment of Cash as a Dividend" below.

         The aggregate tax basis of TSFG common stock received by a holder that exchanges its shares of Pointe common stock for a combination of TSFG common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Pointe common stock surrendered for TSFG common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. The holding period of the TSFG common stock will include the holding period of the shares of Pointe common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of Pointe common stock, it should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of TSFG common stock received in the exchange.

         Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder's deemed percentage stock ownership of TSFG. As discussed below, however, dividend treatment will generally not apply to a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs. Gain recognized by such a holder will generally be treated as capital gain.

         For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Pointe common stock solely for TSFG common stock and then TSFG immediately redeemed (the "deemed redemption") a portion of the TSFG common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) "substantially disproportionate" with respect to the holder or (2) "not essentially equivalent to a dividend."

         The deemed redemption, generally, will be "substantially disproportionate" with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. At a minimum, however, in order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must result in a "meaningful reduction" in the holder's deemed percentage stock ownership of TSFG. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of TSFG that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of TSFG that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the holder. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if that shareholder has a relatively minor reduction in its percentage stock ownership under the above analysis.

         Cash Received in Lieu of a Fractional Share. Cash received by a holder in lieu of a fractional share of TSFG common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder's aggregate adjusted tax basis of the shares of Pointe common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Pointe common stock is more than one year.

Termination of the Merger Agreement

         General. The merger agreement may be terminated prior to completion of the merger, whether before or after the approval of the merger by the shareholders of Pointe, as follows:

     o    by mutual written consent of TSFG and Pointe;

     o by either TSFG or Pointe, 30 days after the date on which any application for a required regulatory approval is denied or is withdrawn, unless (A) a petition for rehearing or amendment is filed within such 30-day period or (B) the denial or request for withdrawal is a result of the failure of a party to perform or observe its covenants contained in the merger agreement;

     o by either TSFG or Pointe, if any governmental entity has issued a final order enjoining or otherwise prohibiting the merger;

     o by either TSFG or Pointe, if the merger is not completed on or before June 30, 2005 unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement (which we refer to as the "drop-dead date");

     o by either TSFG or Pointe, if the Pointe shareholders fail to approve the merger agreement;

     o by the non-breaching party, if there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the other party, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would permit the non-breaching party not to consummate the merger; or

     o by Pointe if its board of directors determines that in light of a superior proposal it must terminate the merger agreement to comply with its fiduciary duties to Pointe and its shareholders, provided that Pointe may not so terminate the merger agreement unless concurrently with the termination of the merger agreement Pointe enters into an acquisition agreement related to a superior proposal. Furthermore, Pointe may not terminate the merger agreement prior to the fifth day following TSFG's receipt of a written notice advising TSFG that Pointe's board of directors is prepared to accept a superior proposal, and only if, during that five-day period Pointe negotiates in good faith with TSFG to make adjustments in the terms and conditions of the merger agreement as would enable TSFG to proceed with the merger on those adjusted terms.

         Termination Fees. Pointe must pay TSFG a termination fee of $3.5 million if:

     o Pointe terminates the merger agreement in order to accept a superior proposal; or

     o an acquisition proposal with respect to Pointe has been made known to Pointe and has been publicly announced or otherwise become public, or been made to the Pointe shareholders generally, and after which both of the following occurs:

          o the merger agreement is terminated by TSFG or Pointe because either (i) the Pointe shareholders fail to approve the merger agreement, or (ii) the merger agreement is not completed on or before the drop-dead date, and prior to that date the shareholders of Pointe have not previously approved the merger; and

          o within twelve months of terminating the merger agreement (i) Pointe enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction, or the disposition of at least 50% of the assets of Pointe; or (ii) any person acquires beneficial ownership of the right to acquire 25% or more of the outstanding shares of Pointe common stock.

         Pointe agreed to this termination fee arrangement in order to induce TSFG to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Pointe.

         Effect of Termination. If the merger agreement is terminated, it will become void and have no effect, except for (i) the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement and (ii) certain provisions of the merger agreement relating to the payment of fees and expenses and confidentiality.

Extension, Waiver and Amendment of the Merger Agreement

         Extension and Waiver. At any time prior to the completion of the merger, each of TSFG and Pointe may, to the extent legally allowed:

     o extend the time for the performance of the obligations under the merger agreement;

     o waive any inaccuracies in the other party's representations and warranties contained in the merger agreement; and

     o waive the other party's compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

         Amendment. Subject to compliance with applicable law, TSFG and Pointe may amend the merger agreement at any time before or after approval of the merger agreement by Pointe shareholders. However, after approval of the merger agreement by Pointe shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Pointe shareholders.

Management of Operations of Pointe Bank After the Merger

         When the merger is effective, Pointe Bank will be merged into Mercantile Bank and its separate existence will cease. The directors and officers of TSFG and Mercantile Bank immediately prior to the merger will continue to be its directors and officers. Mr. Palmer will become a director of Mercantile Bank and each of the current directors of Pointe shall be entitled to serve on a local advisory board of Mercantile Bank.

Employee Benefit Plans and Existing Agreements

         Nine officers of Pointe have Employment Protection Agreements with Pointe that provide for a severance payment, continued welfare benefits and career counseling upon certain terminations of employment within two years of a merger. At the present time, it is expected that the employment of three of these officers will terminate upon consummation of the merger and that these three officers will receive payment of the full change of control severance amount upon the closing of the merger under their Employment Protection Agreements. The remaining six officers that presently have Employment Protection Agreements will continue employment with TSFG and their Employment Protection Agreements have been amended to provide for a payment of the full change of control severance amount upon the closing of the merger.

         The Pointe Financial Corporation Annual Incentive Plan, the Pointe Financial Corporation Long Term Incentive Plan and the Pointe Financial Corporation Shareholder Value Plan all provide for the payment of a pro-rata award for service through the closing of the merger to all participants of these plans. The six officers of Pointe that presently have Employment Protection Agreements and who are expected to continue with TSFG have agreed to defer their payment under the Pointe Financial Corporation Annual Incentive Plan until the earlier of their termination of employment with TSFG or the date on which TSFG pays its annual award for 2005 to all employees.

         Each person who is an employee of Pointe as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of TSFG and eligible to participate in the employee benefit plans and severance plans of TSFG to the same extent as similarly situated TSFG employees. All Pointe employees who become employees of TSFG at the effective time generally will be given credit for service at Pointe or its subsidiaries for eligibility to participate in and the satisfaction of vesting requirements (but not for pension benefit accrual purposes) under TSFG's compensation and benefit plans.


Stock Market Listing

         TSFG common stock is listed on the Nasdaq National Market. TSFG has agreed to use its reasonable best efforts to cause the shares of TSFG common stock to be issued in the merger to be listed on the Nasdaq National Market. It is a condition to the closing of the merger that those shares be listed on the Nasdaq National Market.

Expenses

         The merger agreement provides that each of TSFG and Pointe will pay its own expenses in connection with the transactions contemplated by the merger agreement.

Dividends

         The merger agreement provides that, prior to the effective time:

     o TSFG may declare and pay its regular quarterly cash dividend and may increase its quarterly dividend in a manner consistent with past practice, and

     o Pointe may declare and pay its normal quarterly dividend not in excess of $0.09 per share, or an interim dividend if the effective time of the merger would otherwise cause Pointe's shareholders to not receive a quarterly dividend.

Appraisal Rights

         Appraisal rights are statutory rights that enable shareholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances and exceptions to those rights are set forth in the laws of Florida.

         Pointe shareholders are not entitled to appraisal rights under Florida law in connection with the merger.

Accounting Treatment

         TSFG will account for the merger as a purchase, as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of Pointe as of the effective time will be recorded at their respective fair values and added to those of TSFG. The amount by which the purchase price paid by TSFG exceeds the fair value of the net tangible and identifiable intangible assets acquired by TSFG through the merger will be recorded as goodwill. Financial statements of TSFG issued after the effective time will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Pointe.

Interests of Certain Persons in the Merger

         In considering the recommendation of the Pointe board of directors that Pointe shareholders vote in favor of approval of the merger agreement, Pointe shareholders should be aware that some Pointe executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as shareholders of Pointe. Pointe's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

         These interests relate to or arise from, among other things:

     o the continued indemnification of current directors and officers of Pointe under the merger agreement and the fact that TSFG will provide these individuals with directors' and officers' insurance;

     o    the appointment of Mr. Palmer to the board of directors of Mercantile
          Bank;

     o the appointment of each member of the board of directors of Pointe (other than Mr. Palmer) to a local advisory board of Mercantile Bank;

     o the execution of employment agreements between TSFG and two executives and five other officers of Pointe;

     o the receipt by the Pointe executive officers of the severance payments contemplated under their employment contracts in connection with a change of control; and

     o the acceleration and conversion of stock options and restricted stock awards.

         Indemnification and Insurance. TSFG has agreed in the merger agreement that, from and after the effective time of the merger, TSFG will indemnify and hold harmless each present and former director, officer and employee of Pointe and its subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, arising out of matters existing or occurring at or prior to the effective time of the merger (including the transactions contemplated by the merger agreement), whether asserted or claimed prior to, at or after the effective time. TSFG has also agreed to advance any of those costs to each indemnified party as they are from time to time incurred, in each case to the fullest extent permitted under applicable law.

         TSFG has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the former directors and officers of Pointe to be covered by the policy of directors' and officer's liability insurance currently maintained by Pointe or by a policy of at least the same coverage and containing terms no less advantageous to its beneficiaries than Pointe's policies, subject to certain maximum cost limits.

         Employment Agreements. TSFG has entered into Noncompetition and Employment Agreements with seven Pointe Bank officers, including Mr. Palmer and Ms. Murphy-Engler, that will become effective upon consummation of the merger and last for a term of 24 months. Under the agreements for Mr. Palmer and Ms. Murphy-Engler, TSFG is obligated to pay Mr. Palmer and Ms. Murphy-Engler an annual salary determined by the Board, but not less than $270,000 or $175,000, respectively. Both executives are entitled to participate in TSFG's Management Incentive Compensation Plan and in all other benefits accorded general TSFG employees. In lieu of their participation in TSFG's long term incentive compensation plan, Mr. Palmer and Ms. Murphy-Engler will receive grants of options to purchase TSFG stock (15,000 options and 10,000 options, respectively). Both executives are also subject to a covenant not to compete with TSFG, directly or indirectly, for two years following consummation of the merger, regardless of any termination of the executive's employment under the agreement for any reason.

         Under the Noncompetition and Employment Agreements, TSFG has the right to terminate Mr. Palmer or Ms. Murphy-Engler at any time. Regardless of the circumstances of termination, the executive is entitled to receive any unpaid pro-rata bonus in connection with services rendered to Pointe prior to the merger. If either executive dies, becomes disabled, is terminated by TSFG without Cause (as defined in the agreement) or there is an Involuntary Termination (as defined below), the executive will also receive any unpaid compensation and any vested benefits the executive is entitled to receive under any plan or policy. If TSFG terminates either executive without Cause (as defined in the agreement), either executive voluntarily terminates employment after TSFG materially breaches the agreement and fails to cure the breach within 30 days or there is an Involuntary Termination (as defined below), the executive will also receive accelerated vesting in any share or option grants by TSFG that would have vested before the end of the term of the agreement, credit for service through the end of the term of the agreement for purposes of TSFG's benefit plans and a lump sum cash payment as severance in an amount equal to the sum of the executive's annual base salary and Annual Bonus Amount (as defined in the agreement) times the number of years (including any partial years) remaining under the term of the agreement. If TSFG terminates either executive for Cause (as defined in the agreement), TSFG's obligations under the agreement will cease and any unexercised stock options granted by TSFG will be terminated. An "Involuntary Termination" occurs when the executive terminates his or her employment within one year following a Change in Control and within 90 days of the occurrence of one of the following events: (1) a change in responsibilities, position or authority, (2) a change in the terms or status of the agreement or
(3) a forced relocation beyond 40 miles from the executive's current primary work location. In the event the severance payments and other compensation provided under the agreement constitute an "excess parachute payment" within the meaning of Section 280G of the Code and any regulations thereunder, then the executive's compensation payable under the agreement will be reduced to the point that the executive's compensation does not qualify as an "excess parachute payment."

         Severance Payments. R. Carl Palmer, Jr. and Jean Murphy-Engler are entitled to receive a lump sum payment of $1,140,000 and $588,700, respectively, under their Pointe Employment Protection Agreements upon the closing of the merger. As described in "Employee Benefit Plans and Existing Agreements" above, both executives will also be entitled to pro-rata payments under the Pointe Financial Corporation Long Term Incentive Plan and the Pointe Financial Corporation Shareholder Value Plan, but their pro-rata payment under the Pointe Financial Corporation Annual Incentive Plan will be deferred until the earlier of their termination of employment with TSFG or the date on which TSFG pays its annual award for 2005 to all employees. At the present time, it is not expected that Bradley R. Meredith will continue employment with TSFG. Under his Pointe Employment Protection Agreement and upon the closing of the merger, Mr. Meredith is entitled to receive a lump sum payment of $462,367, continuation of welfare benefits for 24 months and reimbursement of up to $25,000 for career counseling assistance within one year of his termination of employment. Mr. Meredith will also be entitled to pro-rata payments under the Pointe Financial Corporation Annual Incentive Plan, the Pointe Financial Corporation Long Term Incentive Plan and the Pointe Financial Corporation Shareholder Value Plan.

         Mercantile Bank Board of Directors. TSFG has agreed that at the effective time of the merger, R. Carl Palmer, Jr. will be appointed to the board of directors of Mercantile Bank.

         Advisory Board. TSFG has agreed that, promptly following the effective time of the merger and for a period of at least three years, it will cause each member of the board of directors of Pointe (other than Mr. Palmer), who is willing to so serve, to be elected or appointed as a member of the advisory board of Mercantile Bank. Service on the Mercantile Bank advisory board shall be deemed service with TSFG for the purpose of any options held by such directors.

         Acceleration and Conversion of Stock Options. All unvested options held by Pointe's directors and executive officers will become vested at the time of completion of the merger. As of the date of the special meeting, Pointe's directors and executive officers are expected to hold unvested options to buy a total of 24,209 shares of Pointe common stock with exercise prices ranging from $14.00 to $28.00 per share. Any of these options and any other options granted under Pointe's benefit plans that are not exercised before the merger will be converted into options for TSFG common stock with equivalent terms.

Restrictions on Resales by Affiliates

         Shares of TSFG common stock to be issued to Pointe shareholders in the merger have been registered under the Securities Act of 1933, as amended, and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Pointe. Any subsequent transfer of shares, however, by any person who is an affiliate of

Pointe at the time the merger is submitted for a vote of Pointe shareholders will, under existing law, require either:

     o the further registration under the Securities Act of the TSFG common stock to be transferred,

     o compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

     o    the availability of another exemption from registration.

         An "affiliate" of Pointe is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Pointe. These restrictions generally are expected to apply to the directors and executive officers of Pointe and the holders of 10% or more of the Pointe common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. TSFG will give stop transfer instructions to the transfer agent with respect to the shares of TSFG common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

         Each person who is an affiliate of Pointe for purposes of Rule 145 under the Securities Act has delivered to TSFG a written agreement intended to ensure compliance with the Securities Act.


                       COMPARATIVE RIGHTS OF SHAREHOLDERS

         The rights of Pointe shareholders are currently governed by the Florida Business Corporation Act (the "Florida Code") and the articles of incorporation and bylaws of Pointe. The rights of TSFG shareholders are currently governed by the South Carolina Business Corporation Act of 1988 (the "South Carolina Code") and the articles of incorporation and bylaws of TSFG. The following discussion summarizes the material differences between the current rights of Pointe shareholders and the rights they will have as TSFG shareholders if they receive TSFG common stock in the merger.

         The following comparison of shareholders' rights is necessarily a summary and is not intended to be complete or to identify all differences that may, under given situations, be material to shareholders. This summary is qualified in its entirety by reference to the Florida Code, Pointe's articles of incorporation and bylaws, the South Carolina Code, and TSFG's articles of incorporation and bylaws.

Authorized Capital Stock

         TSFG. TSFG is authorized to issue 200,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share.

         Pointe. Pointe is authorized to issue 5,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Size of Board of Directors

         TSFG. TSFG's bylaws provide that the number of directors may be increased or decreased by the action of the board at any board meeting or by the shareholders at any annual meeting of shareholders. This provision is limited by South Carolina law, which requires a shareholder vote to change the number of directors by more than 30% of the existing number of directors.

         Pointe. Pointe's bylaws provide that the board of directors must consist of not less than five and no more than 12 directors, with the exact number fixed by the board of directors. Pointe's board of directors is currently comprised of six persons.

Classification of Directors

         TSFG. TSFG's articles of incorporation provide that the board of directors, to the extent it consists of nine or more members, will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.

         Pointe. Pointe's bylaws divide the board of directors into three classes of directors serving staggered three-year terms.

Removal of Directors

         TSFG. Under South Carolina law, shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. TSFG's articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Shareholders may remove directors for cause as provided under South Carolina law. "Cause" generally involves fraudulent or dishonest acts, or gross abuse of authority in the discharge of duties to the corporation, and must be established after written notice of specific charges and opportunity to meet and refute such charges.

         Pointe. Under the Florida Code, shareholders may, by affirmative vote of a majority of the shareholders present at a meeting held for such purpose, remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. Pointe's articles of incorporation do not modify Florida law with respect to removal of directors.

Filling Vacancies on the Board of Directors

         TSFG. Under TSFG's bylaws, shareholders may fill a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors. During the time that the shareholders fail or are unable to fill such vacancy, the board of directors may fill the vacancy by majority vote, even if the board of directors remaining in office constitute fewer than a quorum.

         Pointe. Pointe's bylaws provide that vacancies on the board of directors shall be filled by the affirmative vote of a majority of the remaining directors. A director elected by the board of directors to fill a vacancy shall serve until the next election of directors by the shareholders.

Nomination of Director Candidates by Shareholders

         TSFG. TSFG's bylaws provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors by giving written notice to the Secretary of TSFG at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

         Pointe. Pointe's bylaws provide for the nomination of directors by a nominating committee appointed by a majority of the board of directors. Except in the case of a nominee to replace a dead or incapacitated director, the nominating committee may nominate directors by delivering written notice to the Secretary of Pointe at least 20 days prior to the annual meeting of shareholders at which the directors are to be elected. Pointe shareholders may also nominate directors provided that such shareholder delivers a written notice to the Secretary of Pointe that satisfies certain requirements. Subject to certain limited exceptions, such written notice must be delivered no later than the 90th day nor earlier than the 120th day prior to the one year anniversary of the preceding year's annual shareholder meeting.

Election of Directors

         TSFG. TSFG's articles of incorporation do not provide for cumulative voting rights in the election of directors. Therefore, in accordance with South Carolina law, directors are elected by a plurality of the votes of the shares present, in person or by proxy, and entitled to vote on the election of directors at a meeting of shareholders at which a quorum is present.

         Pointe. The Florida Code provides that, unless the articles of incorporation provide otherwise, directors are elected by a plurality of votes cast by shares entitled to vote in the election at a meeting at which a quorum is present and shareholders do not have the right to cumulative voting for directors. Pointe's articles of incorporation do not provide for cumulative voting.

Shareholder Action Without a Meeting

         TSFG. South Carolina law and TSFG's bylaws provide that any action that may be taken by shareholders at a meeting may be taken without a meeting only if a written consent describing the action to be taken is signed by all of the shareholders entitled to vote with respect to the subject matter.

         Pointe. Under the Florida Code, any action required or permitted to be taken at a shareholders' meeting may be taken by delivering to the corporation one or more written consents signed by all the shareholders entitled to vote having not less than the minimum number of votes, with respect to each class, that would be necessary to authorize or take such action. Within ten days after obtaining any authorization by written consent, notice fairly summarizing the material features of the authorized action must be given to all shareholders who did not consent or who were not entitled to vote. Pointe's article of incorporation and bylaws do not limit application of the Florida Code provisions permitting shareholders consent in lieu of a meeting.

Calling Special Meetings of Shareholders

         TSFG. TSFG's bylaws provide that special meetings of shareholders may be called at any time for any purpose by TSFG's president or board of directors. The president is required to call a special meeting when requested in writing by shareholders owning shares representing at least one-tenth of all outstanding votes entitled to be cast on any issue at the meeting. In addition, in the case of a public corporation which elects in its articles of incorporation, South Carolina law requires that a special meeting of shareholders be held upon the written demand of holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The articles of incorporation of TSFG do not require that a special meeting of the shareholders be held in this situation.

         Pointe. Pursuant to Pointe's bylaws, special meetings of the shareholders may be called, except to the extent otherwise required by statute or Pointe's articles of incorporation, for any purpose by the Chairman of the board of directors, the President or a majority of the members of the board of directors. Special meetings shall also be called when requested in writing by shareholders owning at least 10% of Pointe's outstanding common stock.

Shareholder Proposals

         TSFG. TSFG's bylaws provide that a shareholder wanting to submit a shareholder proposal must deliver written notice to the Secretary of TSFG at least 60 days but not more than 90 days prior to the anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date, notice must be delivered no more than 90 days and no less than 60 days prior to the annual meeting or no later than the 10th day following the public announcement of the meeting date.

         Pointe. Pointe's bylaws provide that a shareholder wanting to submit a shareholder proposal must deliver written notice to the Secretary of Pointe at least 90 days but not more than 120 days prior to the anniversary of the preceding year's annual meeting, provided, however, that if no annual meeting was held the prior year or the date of the annual meeting is more than 30 days before or 60 days after the anniversary date, notice must be delivered no later than the tenth day following the earlier of the public announcement of the meeting date or the date that notice was mailed to the shareholders.

Record Date

         TSFG. For the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the board may fix a record date in advance, which cannot be more than 70 days prior to the date of the meeting or action. If the board of directors does not set a record date, the bylaws list default record dates for various types of meetings and business.

         Pointe. For the purpose of determining shareholders entitled to notice of or to vote at any meeting, or shareholders entitled to demand a special meeting of shareholders, or shareholder entitled to take any other action, the board of directors may fix a record date in advance, which cannot be more than 60 days or less than 10 days prior to the date of the meeting or action

Dividends

         TSFG. The holders of the TSFG common stock are entitled to dividends ratably when, as and if declared by the board of directors in their discretion out of legally available assets. South Carolina law prohibits dividends if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The principal source of funds for TSFG is dividends from its subsidiaries. There are various statutory and regulatory limitations on the ability of TSFG's subsidiary institutions to pay dividends to TSFG.

         Pointe. Pointe is subject, under the Florida Code, to dividend provisions substantially similar to those applicable to TSFG. The principal source of funds for Pointe's dividends is from Pointe Bank. There are also various statutory and regulatory limitations on the ability of Pointe Bank to pay dividends to Pointe.

Liquidation Rights

         TSFG. In the event of the liquidation, dissolution or winding-up of the affairs of TSFG, holders of TSFG common stock are entitled to share, pro rata, in TSFG's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of TSFG, and after payment of all amounts due to holders of preferred stock upon liquidation. TSFG currently has no preferred stock outstanding.

         Pointe. Upon liquidation, dissolution or the winding up of the affairs of Pointe, holders of Pointe common stock are entitled to receive their pro rata portion of the remaining assets of Pointe after payment or provision for payment of all debts and other liabilities of Pointe.

Indemnification of Directors, Officers and Employees

         TSFG. Under South Carolina law, TSFG may indemnify a past or present director against liability incurred in a proceeding if (i) the director conducted himself in good faith, (ii) the director reasonably believed (a) in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interest, and (b) in all other cases, that his or her conduct was at least not opposed to its best interest, and (iii) in the case of any criminal proceedings, the director had no reasonable cause to believe his or her conduct was unlawful. However, TSFG may not indemnify a director (a) in connection with a proceeding by or in the right of TSFG in which the director is adjudged liable to TSFG, or (b) in connection with any other proceeding charging improper personal benefit to him or her in which he or she is adjudged liable on the basis that personal benefit was improperly received by him or her.

         Under South Carolina law, unless limited by the articles of incorporation, TSFG must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she is party because he or she is or was a director against reasonable expenses incurred by him or her in connection with the proceeding. TSFG's articles of incorporation contain no such limitations.

         Under South Carolina law, an officer is entitled to the benefit of the same indemnification provisions as apply to directors, but in addition, a corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, provided by the corporation's articles of incorporation, the corporation's bylaws, general or specific action of the board of directors, or contract.

         TSFG's bylaws provide that the corporation will indemnify any individual made a party to a proceeding because he is or was a director of TSFG against liability incurred in the proceeding to the fullest extent permitted by law. TSFG may, to the extent authorized from time to time by the board of directors, grant rights to indemnification to any employee or agent of TSFG to the fullest extent permitted by the bylaws and applicable law.

         Pointe. Pursuant to Pointe's bylaws and articles of incorporation, Pointe is required to indemnify its directors and officers to the fullest extent permitted by law. Under the Florida Code, Pointe may indemnify a past or present director or officer so long as he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Pointe's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. This provision, however shall not eliminate or limit the liability of a director or officer for: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (ii) any transaction from which the director or officer derived an improper personal benefit, (iii) unlawful distributions to Pointe shareholders in violation of the Florida Code, or (iv) willful misconduct or a conscious disregard for Pointe's best interests in a proceeding by or in Pointe's right to procure judgment in its favor or in a proceeding by or in the right of a shareholder. These provisions will limit the remedies available to a shareholder who is dissatisfied with a decision of Pointe's board of directors protected by this provision, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the action of Pointe's board of directors. In many situations, this remedy may not be effective, including instances when shareholders are not aware of a transaction or an event prior to action of Pointe's board of directors in respect of such transaction or event.

Limitation of Liability for Directors

         TSFG. TSFG's directors are exempt under the articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of a corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:

     o for any breach of the director's duty of loyalty to the corporation or its shareholders;
     o for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law;
     o imposed under South Carolina law as a result of an improper distribution to shareholders; or
     o for any transaction from which the director derived an improper personal benefit.

         Pointe. As Pointe's bylaws and articles of incorporation require that Pointe indemnify each director and officer to the fullest extent permitted by law, no director or officer of Pointe shall be personally liable to Pointe or its shareholders for breach of duty of care or any other duty as a director or officer if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, and not opposed to, the best interest of Pointe, and with respect to criminal actions or proceeding if such director or officer had no reasonable cause to believe his or her conduct was unlawful. However, to the extent required by applicable law, Pointe's bylaws and articles of incorporation shall not be deemed to eliminate or limit the liability of a director or officer:

     o for a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful, or no reasonable cause to believe such conduct was unlawful;
     o for any transaction from which the director or officer derived an improper personal benefit;
     o imposed under Florida law as a result of an improper distribution to shareholders; or

     o for willful misconduct or a conscious disregard for the best interests of Pointe in a proceeding by or in the right of Pointe to procure judgment in its favor or in a proceeding by or in the right of a shareholder.

Amendments to Articles of Incorporation

         TSFG. South Carolina law provides that a corporation may amend its articles of incorporation if the board of directors proposes the amendment to the shareholders, and such amendment receives the requisite shareholder approval. Unless a corporation's articles of incorporation provides otherwise, such amendments must be approved by two-thirds of all votes entitled to be cast on the matter, as well as two-thirds of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment. TSFG's articles of incorporation do not alter the default provisions of South Carolina law except to require an affirmative vote of shareholders holding 80% of the stock entitled to vote thereon to amend provisions of its articles of incorporation relating to the following issues (unless 80% of the directors approve the amendment):

     o supermajority voting requirements to approve certain mergers, sales or exchanges of assets or stock exchanges;
     o provisions regarding the board of directors' powers to evaluate proposals for business combinations;
     o provision of notice requirements for shareholder nominations of directors;
     o supermajority voting requirements for removal of directors without cause;
     o    provision of staggered terms for three classes of directors; and
     o    supermajority voting provisions for dissolution of TSFG.

         If 80% of the directors approve amendments pertaining to the articles of incorporation listed above, then only a two-thirds affirmative vote of shareholders is needed to approve the amendments.

         Pointe. The Florida Code provides that unless specifically required by the articles of incorporation or the Florida Code, an amendment to Pointe's articles of incorporation must be approved by (1) a majority of the votes entitled to be cast by any voting group for which the amendment would create dissenters' rights, and (2) a majority of votes of the shares present provided that a quorum exists. Neither Pointe's articles of incorporation nor bylaws alter the default provisions of the Florida Code.

Amendments to Bylaws

         TSFG. TSFG's board of directors may amend or repeal its bylaws unless:

     o the articles of incorporation or South Carolina law reserve this power exclusively to shareholders;
     o TSFG shareholders in adopting, amending or repealing any bylaw provide expressly that the board of directors may not amend that bylaw; or
     o the bylaw either established, amends or deletes a supermajority shareholder quorum or voting requirement.

         Amendments to the bylaws by the board of directors must be proposed at a meeting of the board of directors prior to the meeting at which such amendments are adopted. TSFG's bylaws may also be amended by a majority vote of shareholders.

         Pointe. According to Pointe's bylaws, the bylaws may be amended at any time by either Pointe's shareholders or its board of directors at any regular or special meeting of either the shareholders or directors, unless Pointe's shareholders in adopting a bylaw specifically provide that such bylaw is not subject to the amendment or repeal of the directors. Pointe has no such bylaw.

Shareholder Vote On Fundamental Issues

         TSFG. Under South Carolina law, a plan of merger must generally be approved by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast on the plan regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within each voting group entitled to vote as a separate voting group on the plan. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of the votes entitled to be cast on the plan by each voting group entitled to vote separately on the plan.

         Under South Carolina law, to authorize the sale, lease, exchange or other disposition of all or substantially all of the property of a corporation, other than in the usual and regular course of business, or to voluntarily dissolve the corporation, South Carolina law requires the affirmative vote of at least two-thirds of all the votes entitled to be cast on the transaction. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of all the votes entitled to be cast on the transaction.

         TSFG's articles of incorporation alter the default rules of South Carolina law to require the affirmative vote of 80% of the outstanding stock of TSFG entitled to vote for approval of the following actions (unless 80% of the directors of TSFG have approved the action):

     o a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a "related corporation");
     o the sale or exchange of all or a substantial part of TSFG's assets to or with any "related corporation"; or
     o the issue or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any "related corporation".

         Transactions solely between TSFG and another corporation are excluded from this 80% approval requirement if TSFG owns 50% or more of the other corporation's voting stock.

         Pointe. Under the Florida Code, unless a company's articles of incorporation or bylaws provide for a greater vote, a merger or share exchange must be approved by a majority of all votes entitled to vote with respect to such matter. Neither Pointe's articles of incorporation nor bylaws alter the default provisions of the Florida Code.

Control Share Acquisition Provisions

         TSFG. The South Carolina control share acquisition law applies to several categories of South Carolina corporations, including any South Carolina corporation, such as TSFG, that has a class of voting shares registered with the Securities Exchange Commission under Section 12 of the Exchange Act, has a principal place of business, its principal office or substantial assets in South Carolina and has a specified shareholder presence in South Carolina.

         Unless a corporation has opted out of the provisions of the South Carolina statute before the control share acquisition in question through an amendment to its articles of incorporation or bylaws, control shares of the corporation acquired in a control share acquisition have no voting rights unless and until granted by resolution approved by a majority of the shares of each voting group, excluding all "interested shares." "Interested shares" are shares of the corporation voted by an acquiring person or a member of a group with respect to a control share acquisition, any officer of the corporation or any employee of the corporation who is also a director of the corporation.

         If authorized by such a corporation's articles of incorporation or bylaws before a control share acquisition has occurred, control shares acquired in a control share acquisition may under certain circumstances be subject to redemption by the corporation at the fair value thereof. Unless otherwise provided in such a corporation's articles of incorporation or bylaws before a control share acquisition has occurred, if control shares acquired in a control share acquisition are accorded full voting rights which will constitute a majority or more of all voting power, all shareholders of the corporation have dissenters' rights to receive fair value for their shares.

         For purposes of the South Carolina control share acquisition law, "control shares" are shares, the acquisition of which would give a person, acting alone or with a group, the power to exercise one of the following amounts of voting power in an election of directors:

     o    one-fifth or more but less than one-third of all voting power,
     o    one-third or more but less than a majority of all voting power or
     o    a majority or more of all voting power.

         For purposes of the law, a "control share acquisition" means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Among certain other circumstances, a control share acquisition is deemed not to occur when the share acquisition is pursuant to a merger or plan of share exchange where the corporation is a party to the agreement of merger or plan of share exchange. Accordingly, the statute would not, by its terms, apply to the merger.

         TSFG has not opted out of coverage of the control share acquisition provisions of the South Carolina Code.

         Pointe. The Florida Code contains "control-share acquisition" provisions comparable to the South Carolina control share acquisition statute. Pursuant to its bylaws, Pointe has opted out of coverage of the control share acquisition provisions of the Florida Code.

Business Combinations with Interested Shareholders

         TSFG. South Carolina law prohibits specified "business combinations" with "interested shareholders" unless certain conditions are satisfied. The act defines an "interested shareholder" as any person (other than the corporation or any of its subsidiaries) that (i) beneficially owns 10% or more of the corporation's outstanding voting shares or (ii) at any time within the preceding two-year period beneficially owned 10% of the voting power of the corporation's outstanding shares and is an affiliate or associate of the corporation. Excluded from the statute's coverage is any "business combination" with any person that beneficially owned in excess of 10% of the corporation's voting shares prior to April 23, 1988.

         Covered business combinations with interested shareholders or an affiliate or associate of an interested shareholder include, among other transactions:

     o    merger of the corporation;
     o sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having a value equal to 10% or more of the value of all assets of the corporation, the value of all outstanding shares of the corporation, or the earning power or net income of the corporation;
     o transfer of shares of the corporation equaling 5% or more of the market value of all outstanding shares of the corporation; and
     o dissolution or liquidation of the corporation proposed by or under an arrangement with an interested shareholder or its affiliate or associate.

         Covered business combinations are prohibited unless:

     o the board of directors of the corporation approved of the business combination before the interested shareholder became an interested shareholder;
     o a majority of shares not beneficially owned by the interested shareholder approved the combination; and
     o    certain transactional requirements are met.

         Covered business combinations are prohibited for two years after an interested shareholder becomes interested unless the board of directors of the corporation approved of the business combination before the interested party became interested.

         TSFG has not opted out of coverage of the business combination provisions of the South Carolina Code.

         Pointe. The Florida Code contains restrictions on the ability of Pointe to complete business combinations with certain interested stockholders.

         Fair Price Statute. Section 607.0901 of the Florida Code, informally known as the "fair price statute", provides that the approval of the holders of two-thirds of the voting shares of a corporation, other than the shares beneficially owned by an interested shareholder (as defined below), would be required to effectuate specified transactions, including a merger, consolidation, specified sales of assets, specified sales of shares, liquidation or dissolution of the corporation, and reclassification of securities, involving a Florida corporation and an interested shareholder, referred to as an affiliated transaction. An "interested shareholder" is defined as the beneficial owner of more than 10% of the outstanding voting shares of the corporation. The foregoing special voting requirement is in addition to the vote required by any other provision of the Florida Code or by a corporation's articles of incorporation.

         The special voting requirement does not apply in any of the following circumstances:

     o the affiliated transaction is approved by a majority of the corporation's disinterested directors;
     o the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement of the affiliated transaction;
     o the interested shareholder has beneficially owned at least 80% of the corporation's voting stock for five years preceding the date on which the affiliated transaction is first publicly announced or communicated generally to the corporation's shareholders;
     o the interested shareholder beneficially owns at least 90% of the corporation's voting shares;
     o the corporation is an investment company registered under the Investment Company Act of 1940; or
     o in the affiliated transaction, consideration shall be paid to the holders of each class or series of voting shares and all of the following conditions are met:
          (i) the cash and fair value of other consideration to be paid per share to all holders of voting shares equals the highest per share price paid by the interested shareholder within the two-year period immediately preceding the announcement date of the affiliated transaction or in the transaction in which it became an interested shareholder, or specified alternative benchmarks, if higher;
          (ii) the consideration to be paid in the affiliated transaction is in cash or in the same form as previously paid by the interested shareholder or if multiple forms, then in cash or the form used to acquire the largest number of shares;
          (iii) during the portion of the three years preceding the announcement of the affiliated transaction that the interested shareholder has been an interested shareholder, except as approved by a majority of the disinterested directors, there shall have been no failure to declare and pay at the regular date any full periodic dividends, no decrease in dividends, and no increase in the voting shares owned by the interested shareholder (except as part of the transaction which results in such interested shareholder becoming an interested shareholder);
          (iv) during such portion of the three-year period, except as approved by a majority of the disinterested directors, there has been no benefit to the interested shareholder in the form of loans, guaranties or other financial assistance or tax advantages provided by the corporation; and
          (v) unless approved by a majority of the disinterested directors, a proxy or information statement describing the affiliated transaction shall have been mailed to holders of voting shares at least 25 days prior to the consummation of the affiliated transaction.

Consideration of Other Constituencies

         TSFG. TSFG's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG's outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors' estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.

         Pointe. Pointe's articles of incorporation do not contain a requirement that the board of directors consider the effect of the merger on Pointe's constituencies. However, as noted on page 21 ("-Recommendations of Pointe's Board of Directors and Reasons of Pointe for the Merger"), Pointe's board of directors did consider the effect of the merger on the various constituencies served by Pointe, including its customers, employees and communities.

Dissenters'/Appraisal Rights

         TSFG. Under South Carolina law, shareholders of a corporation who do not consent to certain major corporate transactions, including a merger, may, under varying circumstances, be entitled to dissenters' rights pursuant to which such shareholders may receive cash in the amount of the fair market value of their shares in place of the consideration which otherwise would have been received in the transaction. Unless the articles of incorporation or bylaws provides otherwise, such dissenters' rights are not available in certain circumstances, including without limitation:

     o to shareholders of a surviving corporation if shareholder approval is not required, or
     o as to any class of stock which is listed either on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc.

         Pointe. Under the Florida Code, shareholders of a corporation who do not consent to certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights. An appraisal right is where shareholders may receive cash in the amount of the fair market value of their shares in place of the consideration which otherwise would have been received in the transaction. Such appraisal rights are not available in certain circumstances, including without limitation (A) as to any class of stock which is either registered on a national securities exchange or the Nasdaq National Market or (B) any class of stock which is held by at least 2,000 record shareholders or has a market value of greater than $10 million, excluding shares held by subsidiaries, senior executives, directors and beneficial holders of greater than 10% of the shares of Pointe's common stock.


                        DESCRIPTION OF TSFG CAPITAL STOCK

Common Stock

         TSFG currently has 200,000,000 shares of common stock authorized. At September 30, 2004, TSFG had 70,894,247 shares of common stock outstanding. The holders of the TSFG common stock are entitled to dividends when, as and if declared by the board of directors in their discretion out of funds legally available therefor. The principal source of funds for TSFG is dividends from its subsidiaries. TSFG's subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. All outstanding shares of TSFG common stock are fully paid and nonassessable. No holder of TSFG common stock has any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, the holders of TSFG common stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them, subject to the rights of any senior stock that may be issued in the future. Holders of the TSFG common stock are entitled to one vote per share.

Preferred Stock

         TSFG has 10,000,000 shares of "blank check" preferred stock authorized, none of which is outstanding. TSFG's board of directors has the sole authority, without shareholder vote, to issue shares of authorized but unissued preferred stock to whomever and for whatever purposes it, in its sole discretion, deems appropriate. The relative rights, preferences and limitations of the preferred stock are determined by TSFG's board of directors in its sole discretion. Among other things, the board may designate with respect to the preferred stock, without further action of the shareholders of TSFG, the dividend rate and whether dividends shall be cumulative or participating or possess other special rights, the voting rights, TSFG's rights and terms of redemption, the liquidation preferences, any rights of conversion and any terms related thereto, and the price or other consideration for which the preferred stock shall be issued. The preferred stock could be utilized by TSFG to impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG's board of directors.

Management Contracts

         TSFG has entered into noncompetition, severance and employment agreements with all of its senior executive officers. These agreements set forth general provisions regarding compensation, confidentiality, termination and noncompetition. However, they also provide that in the event that the named executive's employment with TSFG is voluntarily or involuntarily terminated after a "change in control" (as defined in such agreement), then, except in very limited instances, the named executive becomes entitled to receive immediately amounts substantially equal to three years' compensation (including bonus compensation).

Board of Directors

         Classification of Board of Directors. TSFG's board of directors currently consists of 16 persons. In accordance with its articles of incorporation, whenever the board consists of nine or more persons, the Board shall be divided into three classes of directors (with each class having as close to an equal number as possible). The members of each class are elected for staggered three-year terms. The staggering of board terms has the effect of making it more difficult to replace current directors than would otherwise be the case. Accordingly, unless the shareholders vote to remove one or more directors as described below, it would take three annual meetings for shareholders to change the members of the entire board of directors. TSFG's articles of incorporation also provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors only by giving written notice to the secretary of TSFG at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

         Removal of Directors. TSFG's articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under South Carolina law.

         Limitation of Director Liability. The members of the board of directors of TSFG are exempt under TSFG's articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:

     o for any breach of the director's duty of loyalty to the corporation or its shareholders,
     o for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law,
     o imposed under Section 33-8-330 of the South Carolina Code (improper distribution to shareholder), or
     o for any transaction from which the director derived an improper personal benefit.

         Evaluation of Proposed Business Combinations. TSFG's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG's outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors' estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.

Voting

         Voting For Directors. TSFG's articles of incorporation provide that shareholders may not cumulate votes for the election of directors. Accordingly, holders of more than 50% of the shares voting at the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares (less than 50%) voting are not able to elect any board members. In cases where there are more nominees for directors than positions available, the nominees receiving the largest number of votes are elected.

         Supermajority Voting Requirements. TSFG's articles of incorporation require the affirmative vote of holders of at least 80% of the outstanding stock of TSFG entitled to vote for approval before TSFG may effect:

     o a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a "Related Corporation");
     o the sale or exchange of all or a substantial part of TSFG's assets to or with any Related Corporation; or
     o the issue or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any Related Corporation (the foregoing being hereinafter referred to as a "business combination").

         This 80% supermajority is reduced to the percentage required by applicable law if such business combination was approved (or adopted) and recommended without condition by the affirmative vote of at least 80% of the directors. The articles of incorporation expressly permit the board of directors to condition its approval (or adoption) of any business combination upon the approval of holders of 80% of the outstanding stock of TSFG entitled to vote on such business combination. The 80% supermajority provision is not applicable to any transaction solely between TSFG and another corporation, 50% or more of the voting stock of which is owned by TSFG. Under present South Carolina law, a merger or the sale of substantially all the assets requires the approval of holders of at least two-thirds of the outstanding shares entitled to vote. The amendment of the foregoing business combination provisions requires the approval of holders of 80% of the outstanding shares entitled to vote. The foregoing supermajority voting provision could impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG's board of directors.

         Control Share Acquisition/Business Combination Statute. The South Carolina Code has business combination and control share acquisition statutes which may serve to impede takeovers not favored by management. See "Comparative Rights of Shareholders--Control Share Acquisition Provisions" on page 55 and "Comparative Rights of Shareholders--Business Combinations with Interested Shareholders" on page 56.

         Transfer Agent. The transfer agent for the TSFG common stock is Registrar and Transfer Company, Cranford, New Jersey.

         Dividend Reinvestment Plan. TSFG has in place a dividend reinvestment plan with respect to the TSFG common stock. As set forth in the plan, holders of such shares may elect to receive TSFG common stock in lieu of receiving the cash dividends to which such holder may otherwise be entitled. The plan also provides for purchases of TSFG common stock through optional cash payments.

                               DESCRIPTION OF TSFG


         TSFG is a financial holding company registered under the Bank Holding Company Act of 1956. It is headquartered in Greenville, South Carolina and engages in a general banking business primarily through its two banking subsidiaries:

     o Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank that engages in a general banking business through approximately 100 branches, which are primarily located throughout South Carolina and in western North Carolina. At September 30, 2004, it had total assets of $9.1 billion, total loans of $4.9 billion, and total deposits of $4.8 billion.

     o Mercantile Bank. Mercantile Bank is a Florida-chartered, non-member bank that engages in a general banking business through approximately 53 locations, which are located primarily in the Orlando, Tampa Bay, Gainesville, and Jacksonville, Florida markets. At September 30, 2004, it had total assets of $4.8 billion, total loans of $3.2 billion and total deposits of $3.1 billion.

         Through its subsidiaries, TSFG serves small and middle market businesses and retail consumers, providing a broad range of financial services, including asset management, insurance, investments, mortgage, and trust services, TSFG commenced operations in December 1986. At September 30, 2004, it had total assets of $13.7 billion, total loans of $8.0 billion, total deposits of $7.8 billion and $1.4 billion in shareholders' equity. TSFG's common stock trades on the Nasdaq National Market under the symbol "TSFG." The deposits associated with its banking subsidiaries are insured by the FDIC.

         The principal executive offices of TSFG are located at 102 South Main Street, Greenville, South Carolina 29601, and its telephone number is (864) 255-7900.























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

                              DESCRIPTION OF POINTE

Pointe Financial Corporation
21845 Powerline Road
Boca Raton, Florida 33433
(561) 368-6300

         Pointe Financial Corporation, a Florida corporation ("Pointe"), is a bank holding company headquartered in Boca Raton, Florida. Pointe's principal business consists of operating its commercial bank subsidiary, Pointe Bank, a Florida chartered commercial bank. Pointe currently operates ten full service banking facilities located in Palm Beach, Broward and Miami-Dade counties. At September 30, 2004, Pointe had total assets of $428.9 million, total loans of $276.4 million, total deposits of $315.1 million and $36.9 million in shareholders' equity. Pointe's common stock trades on the Nasdaq National Market under the symbol "PNTE." The deposits in Pointe Bank are insured to applicable limits by the Federal Deposit Insurance Corporation.


                                  LEGAL MATTERS

         The validity of TSFG common stock to be issued in connection with the merger will be passed upon by William P. Crawford, Jr., Esq., Executive Vice President and General Counsel of TSFG. Mr. Crawford beneficially owns or has rights to acquire an aggregate of less than 0.1% of TSFG's common stock. Hogan & Hartson L.L.P., counsel to Pointe, will deliver an opinion to Pointe and TSFG concerning certain federal income tax consequences of the merger.

                                     EXPERTS

         The consolidated financial statements of TSFG and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to the fact that on January 1, 2002, TSFG adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

         The consolidated financial statements of Pointe and subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the three year period ended December 31, 2003, have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of Hacker Johnson & Smith, P.A., independent auditors, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  OTHER MATTERS

         Pointe's board of directors does not know of any matters to be presented at the special meeting other than the proposal to approve the merger. If any other matters are properly brought before the special meeting or any adjournment of the special meeting, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxy as to any such matters.

                              SHAREHOLDER PROPOSALS

         Pointe will hold its 2005 annual meeting of shareholders only if the merger is not consummated. In the event that this meeting is held, any shareholder proposal must be received by Pointe at its corporate headquarters on or before April 10, 2005 in order to be considered for inclusion in Pointe's 2005 annual meeting proxy materials.

         If a shareholder intends to present a proposal for consideration or make a nomination for director at the 2005 annual meeting, and such proposal or nomination is not intended to be considered for inclusion in Pointe's 2005 annual meeting proxy materials, such shareholder must give notice of such proposal or nomination in writing, delivered or mailed to the secretary of Pointe not less than 19 days nor more than 120 days prior to the 2005 annual meeting. However, if the date of the annual meeting is more than 30 days before or 60 days after the anniversary date of the 2004 annual meeting, such written notice must be delivered or mailed to the secretary of Pointe no later than the close of the tenth day following the earlier of the public announcement of the meeting date or the day on which notice of the meeting was mailed to shareholders.


                       WHERE YOU CAN FIND MORE INFORMATION

         TSFG and Pointe file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that TSFG and Pointe file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

         TSFG filed a registration statement with the SEC to register the issuance of the TSFG common stock to be issued to Pointe shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of TSFG. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in TSFG's registration statement or the exhibits to that registration statement.

         The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

         This proxy statement/prospectus incorporates by reference the documents set forth below that TSFG and Pointe have previously filed with the SEC. These documents contain important information about TSFG and Pointe and their respective businesses and financial condition.

TSFG SEC Filings

     o TSFG's annual report on Form 10-K for the year ended December 31, 2003;

     o TSFG's quarterly reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

     o TSFG's current reports on Form 8-K dated January 23, 2004, January 27, 2004, March 18, 2004, and April 14, 2004, July 16, 2004, July 20,
          2004, October 19, 2004 and October 27, 2004 (other than information filed and not furnished under Form 8-K);

     o TSFG's registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934 that contains descriptions of TSFG's common stock and other rights, including all amendments or reports filed for the purpose of updating such description.

Pointe SEC Filings

     o Pointe's annual report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004 and amended on April 29, 2004.

     o Pointe's quarterly reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

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

     o Pointe's current reports on Form 8-K dated January 15, 2004, January 16, 2004, February 20, 2004, April 15, 2004, April 30, 2004, May 28,
          2004, July 14, 2004 and October 27, 2004 (other than information filed and not furnished under Form 8-K).

         Each of TSFG and Pointe also incorporates by reference additional documents that may be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the special meeting.

         You can obtain any of the documents incorporated by reference from TSFG or Pointe, as the case may be, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this document, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

         The South Financial Group               Pointe Financial Corporation
         102 South Main Street                   21845 Powerline Road
         Greenville, South Carolina 29601        Boca Raton, Florida 33433
         Attn: William S. Hummers III            Attn: Jean Murphy-Engler
         Telephone: (864) 255-7900               Telephone: (561) 368-6300

IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO IN TIME TO RECEIVE THEM BEFORE THE POINTE SPECIAL MEETING.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. TSFG AND POINTE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED JANUARY 10, 2005. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE. NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS, NOR THE ISSUANCE OF TSFG COMMON STOCK IN THE MERGER CREATES ANY IMPLICATION TO THE CONTRARY.


                           FORWARD-LOOKING STATEMENTS

         TSFG and Pointe make forward-looking statements in this proxy statement/prospectus and their public documents that are subject to risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between TSFG and Pointe, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from the merger, statements with respect to TSFG's and Pointe's plans, objectives, expectations and intentions and other statements that are not historical facts, and other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets" and "projects" or similar expressions. Many possible events or factors could affect the financial results and performance of each of our companies. This could cause results or performances to differ materially from those expressed in our forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of our businesses include, but are not limited to, those described below. You should consider these risks when you vote on the merger. These possible events or factors include the following:

     o our cost savings from the merger may be less than we expect, or we may be unable to obtain those cost savings as soon as we expect;
     o costs, including merger-related charges, or difficulties relating to the integration of Pointe Bank may be greater than expected;
     o    we may lose more deposits, customers, or business than we expect;

     o maintaining our relationships with employees and suppliers may be more difficult than we expect;
     o    competition in the banking industry may increase significantly;
     o our integration costs may be higher than we expect or our operating costs after the merger may be greater than we expect;
     o fair value and purchase price adjustments may differ from the pro forma assumptions provided herein;
     o    the merger may not generate the synergies we expect;
     o    revenues following the merger may be lower than we expect;
     o technological changes and systems integration may be harder to make or more expensive than we expect;
     o the easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, and finance companies, may increase our competitive pressures;
     o changes in the interest rate environment may increase our funding costs and reduce our earning asset yields, thus reducing our margins;
     o changes in general economic and business conditions in the United States and the southeast in general and in the communities we serve in particular may lead to a deterioration in credit quality thereby increasing our provisioning costs, or reduce a demand for credit, thereby reducing earning assets;
     o changes in trade, monetary and fiscal policies, laws, regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards, may have an adverse effect on our business;
     o changes in consumer and business spending and saving habits may have an effect on our ability to increase assets and to attract deposits; and
     o    changes may occur in the securities markets.

         Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of TSFG following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond TSFG's and Pointe's ability to control or predict.

         Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in our respective reports filed with the SEC.

         All subsequent written and oral forward-looking statements concerning the proposed transactions or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither of us undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

                                                                      Appendix A

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 27, 2004, as amended on January 7, 2005, between The South Financial Group, Inc., a South Carolina corporation ("TSFG") and Pointe Financial Corporation, a Florida corporation ("PFC").

                                    Recitals

         The Boards of Directors of TSFG and PFC have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which PFC will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into TSFG.

         The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

                                    Agreement

         In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:


ARTICLE I
                         DEFINITIONS AND INTERPRETATION

1.1 Definitions. The following terms shall have the indicated definitions. Acquisition Proposal. Any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving PFC or any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, PFC, other than the transaction contemplated by this Agreement.
         Articles of Merger. The articles of merger complying with the FBCA and the SCBCA reflecting the merger of PFC with and into TSFG.
         BHC Act. The Bank Holding Company Act of 1956, as amended.
         DPC Shares. Shares of PFC Common Stock held by PFC, TSFG or any of TSFG's Subsidiaries in respect of a debt previously contracted.
         Environmental Laws. Any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. ss.9601, et seq; the Clean Air Act, as amended, 42 U.S.C. ss.7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. ss.1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. ss.2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. ss.11001, et seq; the Safe Drinking Water Act, 42 U.S.C. ss.300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Materials.
         ERISA. The Employee Retirement Income Security Act of 1974, as amended. Exchange Act. The Securities Exchange Act of 1934, as amended.

         Exchange Agent. Registrar & Transfer Company or the successor stock transfer agent of TSFG, which shall be responsible for the exchange of the Merger Consideration for the PFC Common Stock.
         FBCA. The Florida Business Corporation Act, as amended. FDIC. The Federal Deposit Insurance Corporation. Fair Market Value. An amount equal to the Final TSFG Stock Price.
         Federal Reserve Board. The Board of Governors of the Federal Reserve System.
         Federal Reserve Consent. The consent of the Federal Reserve Board necessary to consummation of the Merger.
         GAAP. Accounting principles generally accepted in the United States consistently applied during the periods involved.
         Governmental Entity. Any court, administrative agency or commission or other governmental authority or instrumentality.
         Hazardous Materials. Any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or any other regulated substances or materials regulated under Environmental Laws, which is or could be detrimental to human health, safety or the environment.
         IRS. The Internal Revenue Service.
         knowledge. With respect to PFC or TSFG, as the case may be, the actual knowledge of any of the executive officers of such entity.
         Loan Property. Any property in which PFC holds a security interest (directly or indirectly through a participation), and, where required by the context, such term means the owner or operator of such property.
         Material Adverse Effect. With respect to TSFG or PFC, as the case may be, a condition, event, change or occurrence that has a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, or the ability of the parties to consummate the transactions contemplated hereby, in ease case other than any such effect attributable to or resulting from (t) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by a Governmental Entity, (u) any change in GAAP or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (v) any action or omission of the parties taken with the prior written consent of the other parties hereto, (w) any events, conditions or trends in business or financial conditions affecting the banking industry, (x) any change or development in financial or securities markets or the economy in general, including changes in interest rates, or (y) the announcement or execution of this Agreement, including the consummation of the transactions contemplated hereby.
         Mercantile Bank. Mercantile Bank, a state-chartered, non-member bank and wholly owned subsidiary of TSFG.
         Merger Consideration. The Total Stock Amount and the Total Cash Amount to be issued by TSFG upon conversion of the PFC Common Stock as provided herein.
         PFC Common Stock. The common stock, par value $0.01 per share, of PFC. PFC Option Plans. Collectively, the 1994 Non-Statutory Stock Option
Plan and the 1998 Incentive Compensation and Stock Award Plan, as referenced in PFC's SEC filings.
         PFC Stock Certificate. A certificate, which previous to the Merger represented any shares of PFC Common Stock.
         Pointe Bank. Pointe Bank, a state-chartered, member bank and wholly-owned subsidiary of PFC.
         Regulatory   Agencies.   The  Federal  Reserve  Board,  the  FDIC,  any
applicable state banking commissions or any other state bank regulatory authority and any applicable self-regulatory organization with jurisdiction over the parties hereto or transactions contemplated herein.
         Rights. Subscriptions, options, warrants, calls, commitments or agreements of any character to purchase capital stock. SCBCA. The South Carolina Business Corporation Act, as amended. SEC. The Securities and Exchange Commission.
         Subsidiary. The word "Subsidiary" (1) when used with respect to PFC shall mean any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes, and (2) when used with respect to TSFG shall mean each Subsidiary of TSFG that is a "Significant Subsidiary" within the meaning of Rule 1-02 of Regulation S-X of the SEC.
         Superior Proposal. With respect to PFC, any written Acquisition Proposal made by a person other than TSFG which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving PFC, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of PFC, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of PFC Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is on terms which the Board of Directors of PFC in good faith concludes (after consultation with its financial advisors and outside counsel) would, if consummated, result in a transaction that (a) is more favorable to its stockholders from a financial point of view, than the transactions contemplated by this Agreement (b) is reasonably capable of being completed, and (c) that if not accepted by PFC's Board of Directors, would result in a breach of the fiduciary duties of the PFC Board of Directors.
         Surviving Corporation. The surviving corporation to the Merger, which shall be TSFG.
         Taxes. Taxes shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.
         Tax Return. Any return, report, information return or other document (including any related or supporting information) with respect to Taxes.
         Trust Account Shares. Shares of PFC Common Stock or TSFG Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity by PFC, TSFG or their respective subsidiaries for the benefit of third parties.
         TSFG Common Stock. The common stock, par value $1.00 per share, of TSFG.

     1.2 Terms Defined Elsewhere. The capitalized terms set forth below are defined in the following sections:
         "Agreement"                                Preamble
         "Benefit Agreements"                       Section 7.8(c)
         "Closing"                                  Section 10.1
         "Closing Date"                             Section 10.1
         "Code"                                     Section 2.3
         "Effective Time"                           Section 2.2
         "Employment Agreements"                    Section 7.8(a)
         "EP Agreement"                             Section 7.8(c)
         "ERISA Affiliate"                          Section 4.13(a)
         "Exchange Fund"                            Section 2.9
         "Injunction"                               Section 8.1(e)
         "KBW"                                      Section 4.9
         "Loans"                                    Section 4.21(a)
         "Maximum Amount"                           Section 7.9
         "Merger"                                   Recitals
         "NASDAQ/NMS"                               Section 2.5(a)
         "Plans"                                    Section 4.13(a)
         "PFC"                                      Preamble
         "PFC Contract"                             Section 4.16(a)
         "PFC Director"                             Section 7.12
         "PFC Disclosure Schedule"                  Section 3.1
         "PFC Financial Statements"                 Section 4.8
         "PFC Reports"                              Section 4.6
         "Proxy Statement/Prospectus"               Section 4.4
         "Regulatory Agreement"                     Section 4.17
         "Representatives"                          Section 7.3(a)
         "Requisite Regulatory Approvals"           Section 8.1(c)
         "S-4"                                      Section 4.14
         "Securities Act"                           Section 2.12(b)
         State Banking Approvals                    Section 4.4
         "TSFG"                                     Preamble

         "TSFG's Counsel"                           Section 8.2(d)
         "TSFG Disclosure Schedule"                 Section 3.1
         "TSFG Financial Statements"                Section 5.7
         "TSFG Preferred Stock"                     Section 5.2
         "TSFG Reports"                             Section 5.5
         "Termination Fee Amount"                   Section 9.2(b)
         "Transmittal Material"                     Section 2.5(b)

     1.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date of this Agreement. No provision of this Agreement shall be construed to require PFC, TSFG or any of their respective affiliates to take any action that would violate any applicable law (including common law), rule or regulation.


                                   ARTICLE II
                                 PLAN OF MERGER

     2.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the FBCA and SCBCA, at the Effective Time, PFC shall merge with and into TSFG. TSFG shall be the Surviving Corporation, and shall continue its corporate existence under the laws of the State of South Carolina. The name of the Surviving Corporation shall continue to be "The South Financial Group, Inc." Upon consummation of the Merger, the separate corporate existence of PFC shall terminate.

     2.2 Effective Time and Effects of the Merger. Subject to the provisions of this Agreement, on the Closing Date, the Articles of Merger shall be duly prepared, executed and delivered for filing with the Secretaries of State of the State of Florida and the State of South Carolina. The Merger shall occur no later than five business days following the latest to be received of (i) the Requisite Regulatory Approvals from applicable federal and state bank regulatory authorities and expiration of applicable statutory waiting periods as a result thereof and (ii) PFC stockholder approval of this Agreement (collectively, the "PFC Approvals"); but in no event earlier than April 1, 2004 (the "Effective Time"). The date which is the latest to occur of (i) or (ii) above shall be the "PFC Approval Date." At and after the Effective Time, the Merger shall have the effects set forth in the FBCA and SCBCA.

     2.3 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement shall constitute a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

     2.4 Conversion of PFC Common Stock.
     (a) At the Effective Time, subject to Section 2.10(e), each share of PFC Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of PFC Common Stock held directly or indirectly by PFC, TSFG or any of TSFG's Subsidiaries (except for Trust Account Shares and DPC Shares)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 2.5, either (i) a number of shares of TSFG common stock equal to the Per Share Stock Consideration or (ii) cash in an amount equal to the Per Share Consideration (the "Per Share Cash Consideration".

         For purposes of Section 2.4(a), 2.5 and otherwise in this Agreement:

         Aggregate Consideration means the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.
         Cash Percentage means the quotient, rounded to the nearest thousandth, obtained by dividing (A) the quotient obtained by dividing the Total Cash Amount by the Per Share Consideration, by (B) the total number of shares of PFC Common Stock outstanding as of the close of business on the Determination Date.
         Common Stock Deemed Outstanding means the sum of (x) the total number of shares of PFC Common Stock outstanding as of the close of business on the Determination Date and (y) the Total Outstanding Options.
         Final TSFG Stock Price means the average of the closing sale prices of TSFG Common Stock as reported on the Nasdaq Stock Market's National Market (the "NASDAQ/NMS"), or such other national securities exchange on which the TSEG Common Stock is then traded if not then reported on the NASDAQ/NMS, during the Valuation Period.
          Per Share Stock Consideration means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the Final TSFG Stock Price.
         Per Share Consideration means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the Common Stock Deemed Outstanding.
         Stock Percentage means the amount equal to one (1) minus the Cash Percentage.
         Total Stock Consideration means the product obtained by multiplying (x) the Total Stock Amount and (y) the Final TSFG Stock Price.
         Total Cash Amount means an amount equal to $24,493,075.
         Total Outstanding Options means the number of shares of PFC Common Stock issuable upon exercise of all options granted by the Company to purchase shares of PFC Common Stock pursuant to the PFC Option Plan and outstanding as of the close of business on the Determination Date.
         Total Stock Amount means 2,554,022 shares.
         Valuation Period means the ten consecutive trading days during which the shares of TSFG Common Stock are traded on the NASDAQ/NMS ending on the third calendar day immediately prior to the Effective Time (such day, the "Determination Date").

         (b) All of the shares of PFC Common Stock converted into the Per Share Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of PFC Stock Certificates shall thereafter cease to have any rights with respect to such securities, except the right to receive for each share (i) the Per Share Consideration, (ii) any dividends and other distributions in accordance with
Section 2.10(b) hereof, and (iii) any cash in lieu of fractional shares pursuant to Section 2.10(e).

         (c) If, between the date hereof and the Effective Time, (i) the shares of TSFG Common Stock shall be changed (or TSFG establishes a record date for changing such shares which is prior to the Effective Time) into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, (ii) a stock dividend shall be declared (or TSFG establishes a record date for such dividend which is prior to the Effective Time) in respect of TSFG Common Stock, or (iii) any distribution is made (or TSFG establishes a record date for such distribution which is prior to the Effective Time) in respect of TSFG Common Stock other than a regular quarterly cash dividend consistent with past practice, proportionate adjustments shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

         (d) At the Effective Time, all shares of PFC Common Stock that are owned directly or indirectly by PFC, TSFG or any of TSFG's Subsidiaries (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist and no stock of TSFG, cash or other consideration shall be delivered in exchange therefor. All shares of TSFG Common Stock that are owned by PFC (other than Trust Account Shares and DPC Shares) shall be cancelled.

         2.5       Election Procedures.
         (a) An election form in such form as TSFG and PFC shall mutually agree (the "Election Form") shall be mailed concurrent with the Proxy Statement/Prospectus. Customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of PFC Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as TSFG and PFC shall mutually agree (the "Transmittal Materials") shall be mailed at least 35 days prior to the Election Deadline (as defined below) or on such other date as PFC and TSFG shall mutually agree (the "Mailing Date") to each holder of record of PFC Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the "Election Form Record Date").

         (b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Per Share Stock Consideration in respect of all of such holder's PFC Common Stock ("Stock Election Shares"), (ii) the Per Share Cash Consideration in respect of all of such holder's PFC Common Stock ("Cash Election Shares"), (iii) the Per Share Stock Consideration in respect of that portion of such holder's shares of PFC Common Stock equal to the Stock Percentage, rounded to the nearest whole share (the "Mixed Stock Shares"), and the Per Share Cash Consideration in respect of that portion of such holder's shares of PFC Common Stock equal to the Cash Percentage, rounded to the nearest whole share (the "Mixed Cash Shares," and together with the Mixed Stock Shares, the "Mixed Election Shares"), or (iv) to make no election with respect to such holder's PFC Common Stock ("No Election Shares"). Any PFC Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., on the Election Deadline shall also be deemed to be "No Election Shares". The "Election Deadline" shall be 5:00 p.m. on the first business day following the date on which the PFC stockholder meeting at which this Agreement will be considered is called to occur (or such other date as TSFG and PFC may mutually agree).

         (c) TSFG shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of PFC Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and PFC shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

         (d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of PFC Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline and a replacement Election Form as to the applicable PFC Common Stock is not submitted prior to the Election Deadline, the shares of PFC Common Stock represented by such Election Form shall become No Election Shares and TSFG shall cause the certificates representing PFC Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of TSFG regarding such matters shall be binding and conclusive. None of PFC, TSFG or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

         (e) Within ten business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, TSFG shall cause the Exchange Agent to effect the allocation among the holders of PFC Common Stock of rights to receive TSFG Common Stock or cash in the Merger in accordance with the Election Forms as follows:

                  (i) Cash Election Shares and Mixed Cash Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is greater than the Total Cash Amount, then:

                           (A) all Mixed Stock Shares, Stock Election Shares and
                  No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,
                           (B) the  Exchange  Agent shall then select from among
                  the Cash Election Shares, by a pro rata selection process, a sufficient number of shares ("Stock Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and
                           (C) the  Cash  Election  Shares  that  are not  Stock
                  Designated Shares and all Mixed Cash Shares will be converted into the right to receive the Per Share Cash Consideration.

                  (ii) Cash Election Shares Plus Mixed Cash Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is less than the Total Cash Amount, then:
                           (A) all Cash  Election  Shares and Mixed Cash  Shares
                  shall be converted into the right to receive the Per Share Cash Consideration,
                           (B) the  Exchange  Agent shall then select first from
                  among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares ("Cash Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and
                           (C) the Stock  Election  Shares  and the No  Election
                  shares that are not Cash Designated Shares and all Mixed Stock Shares shall be converted into the right to receive the Per Share Stock Consideration.

                  (iii) Cash Election Shares and Mixed Cash Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares, Mixed Stock Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

         (f) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by TSFG and PFC.

     2.6 TSFG Common Stock. Except for shares of TSFG Common Stock owned by PFC (other than Trust Account Shares and DPC Shares), which shall be cancelled as contemplated by Section 2.4 hereof, the shares of TSFG Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

     2.7 Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation of TSFG, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation. At the Effective Time, the Bylaws of TSFG, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

     2.8 Directors and Executive Officers. At and after the Effective Time, the directors of TSFG shall consist of all of the directors of TSFG serving immediately prior to the Effective Time, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The executive officers of TSFG immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

         2.9 TSFG to Make Shares Available. At or prior to the Effective Time, TSFG shall deposit, or shall cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II, (i) certificates representing the shares of TSFG Common Stock to be issued pursuant to Section 2.4 and Section 2.10(a) in exchange for outstanding shares of PFC Common Stock, (ii) such cash as shall be necessary to pay the Per Share Cash Consideration in accordance with
Section 2.4 and 2.10(a) hereof, and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 2.10(e) hereof. Such cash and certificates for shares of TSFG Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the "Exchange Fund."

         2.10     Exchange of Shares.
         (a) As soon as practicable after the Effective Time, and in any event within seven business days after the Effective Time, or otherwise as may be agreed upon by the parties, the Exchange Agent shall mail to each holder of record of PFC Stock Certificates at the Effective Time, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the PFC Stock Certificates shall pass, only upon delivery of the PFC Stock Certificates, to the Exchange Agent, and (ii) shall be subject to the reasonable approval of PFC) and instructions for use in effecting the surrender of the PFC Stock Certificates in exchange for Merger Consideration. Upon surrender of PFC Stock Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal, the holder of such PFC Stock Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of TSFG Common Stock which such holder of PFC Common Stock became entitled to receive pursuant to the provisions of Article II hereof and (y) a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the PFC Stock Certificates surrendered pursuant to the provisions of Article I hereof, and the PFC Stock Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration, on the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of PFC Stock Certificates.
         (b) No dividends or other distributions declared after the Effective Time with respect to TSFG Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered PFC Stock Certificate until the holder thereof shall surrender such PFC Stock Certificate in accordance with this Article II. After the surrender of a PFC Stock Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of TSFG Common Stock represented by such PFC Stock Certificate.
         (c) If any certificate representing shares of TSFG Common Stock is to be issued in a name other than that in which the PFC Stock Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the PFC Stock Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of TSFG Common Stock in any name other than that of the registered holder of the PFC Stock Certificate surrendered, or required for any other reason connected to such transfer, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.
         (d) After the Effective Time, there shall be no transfers on the stock transfer books of PFC of the shares of PFC Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, PFC Stock Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of TSFG Common Stock, as provided in this Article II.
         (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of TSFG Common Stock shall be issued upon the surrender for exchange of PFC Stock Certificates, no dividend or distribution with respect to TSFG Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of TSFG. In lieu of the issuance of any such fractional share, TSFG shall pay to each former stockholder of PFC who otherwise would be entitled to receive a fractional share of TSFG Common Stock an amount in cash determined by multiplying (i) the Fair Market Value by (ii) the fraction of a share of TSFG Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.4 hereof.
         (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of PFC for twelve months after the Effective Time shall be paid to TSFG. Any stockholders of PFC who have not theretofore complied with this
Article II shall thereafter look only to TSFG for payment of the Per Share Consideration and/or the unpaid dividends and distributions on the TSFG Common Stock deliverable in respect of each share of PFC Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of TSFG, PFC, the Exchange Agent or any other person shall be liable to any former holder of shares of PFC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
         (g) In the event any PFC Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such PFC Stock Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such PFC Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed PFC Stock Certificate the Per Share Consideration deliverable in respect thereof pursuant to this Agreement.

         2.11 [Reserved]

         2.12     Stock Options and Restricted Stock.
         (a) At the Effective Time, each option granted by PFC under the PFC Option Plans, which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of PFC Common Stock and shall be converted automatically into a fully-vested option to purchase shares of TSFG Common Stock in an amount and at an exercise price determined as provided below (and in accordance with the terms of the applicable PFC Option Plan), the agreements evidencing grants thereunder, and any other agreements between PFC and an optionee regarding PFC Options):
                  (1) the number of shares of TSFG Common Stock to be subject to the new option shall be equal to the product of the number of shares of PFC Common Stock subject to the original option immediately prior to the Effective Time and the Per Share Stock Consideration, provided that any fractional shares of TSFG Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and
                  (2) the  exercise  price per share of TSFG Common  Stock under the new option shall be equal to the exercise price per share of PFC Common Stock under the original option immediately prior to the Effective Time divided by the Per Share Stock Consideration, provided that such exercise price shall be rounded up to the nearest cent. (b) Immediately prior to the Effective Time, each restricted stock award granted by PFC that is held by any PFC employee or director will be deemed fully vested, all restrictions deemed to lapse and all performance conditions deemed fully achieved.
         (c) Prior to the Effective Time, TSFG shall reserve for issuance the number of shares of TSFG Common Stock necessary to satisfy TSFG's obligations under this Section. TSFG shall file with the SEC no later than ten business days after the Effective Time, a registration statement on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of TSFG Common Stock subject to options to acquire TSFG Common Stock issued pursuant to this Section, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as comply with applicable state securities or "blue sky" laws, for so long as such options remain outstanding; provided, however, that TSFG shall only be required to file and maintain the effectiveness of such registration statement with respect to options that are eligible to be registered on a Form S-8.
         (d) Prior to the Effective Time, TSFG and PFC shall take all such steps as may be required to cause any acquisitions of TSFG equity securities (including derivative securities with respect to any TSFG equity securities) and dispositions of PFC equity securities (including derivative securities with respect to any PFC equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to TSFG or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to PFC, to be exempt under Rule 16b-3 promulgated under the Exchange Act.


                                  ARTICLE III
       DISCLOSURE SCHEDULES; STANDARDS FOR REPRESENTATIONS AND WARRANTIES

         3.1 Disclosure Schedules. Prior to the execution and delivery of this Agreement, PFC has delivered to TSFG, and TSFG has delivered to PFC, a schedule (in the case of PFC, the "PFC Disclosure Schedule," and in the case of TSFG, the "TSFG Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article IV, in the case of PFC, or Article V, in the case of TSFG, or to one or more of such party's covenants contained in Article VI (it being understood and agreed that (i) if an item is properly set forth in one PFC Disclosure Schedule, it shall be deemed to be set forth in any other relevant PFC Disclosure Schedule, and (ii) if an item is properly set forth in one TSFG Disclosure Schedule, it shall be deemed to be set forth in any other relevant TSFG Disclosure Schedule); provided, however, that notwithstanding anything in this Agreement to the contrary (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect with respect to either PFC or TSFG, respectively.

         3.2  Standards.  No  representation  or  warranty of PFC  contained  in
Article IV or of TSFG contained in Article V shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of PFC, or Article V, in the case of TSFG, has had or would have a Material Adverse Effect with respect to PFC or TSFG, respectively.

         3.3 Subsidiaries. Where the context permits, "TSFG" shall refer to TSFG and each of its Subsidiaries and "PFC" shall refer to PFC and each of its Subsidiaries.

                                   ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Subject to Article III, PFC hereby represents and warrants to TSFG as follows:

         4.1 Corporate Organization. (a) PFC is a bank holding company duly organized, validly existing and in good standing under the laws of the State of Florida. PFC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Articles of Incorporation and Bylaws of PFC, copies of which have previously been made available to TSFG, are true and correct copies of such documents as in effect as of the date hereof.
         (b) Each Subsidiary of PFC is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of PFC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each Subsidiary of PFC that is a bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.
         (c) PFC has no, and since December 31, 1998 PFC has not had any, Subsidiaries other than those listed in Section 4.1(c) of the PFC Disclosure Schedule, all of which are 100% owned. PFC neither owns nor controls, directly or indirectly 5% or more of the outstanding equity securities, either directly or indirectly, of any Person.
         (d) Except as set forth on Section 4.1(d) of the PFC Disclosure Schedule, the minute books of PFC contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2001 of its stockholders and Board of Directors (including committees of the Board of Directors).

         4.2 Capitalization. The authorized capital stock of PFC consists of 5,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of the date hereof, (1) there are 2,274,610 shares of PFC Common Stock issued and outstanding, (2) no shares of preferred stock outstanding, and (3) 297,000 shares of PFC Common Stock held by PFC as treasury stock. Except as set forth on Section 4.2 of the PFC Disclosure Schedule, as of the date hereof, there were no shares of PFC Common Stock reserved for issuance for any reason or purpose. All of the issued and outstanding shares of PFC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth on
Section 4.2 of the PFC Disclosure Schedule, PFC does not have and is not bound by any outstanding Rights calling for the purchase or issuance of any shares of PFC Common Stock or any other equity security of PFC or any securities representing the right to purchase or otherwise receive any shares of PFC Common Stock or any other equity security of PFC. On September 30, 2004, PFC had approximately 148 shareholders of record.

         4.3 Authority. PFC has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of PFC. The Board of Directors of PFC has directed that this Agreement and the transactions contemplated hereby be submitted to PFC's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of PFC's stockholders, no other corporate proceedings on the part of PFC are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by PFC and (assuming due authorization, execution and delivery by TSFG) this Agreement constitutes a valid and binding obligation of PFC, enforceable against PFC in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

         4.4 Consents and Approvals. Except for (a) the filing with the SEC of the S-4, including the proxy statement/prospectus therein relating to the meeting of PFC's stockholders to be held in connection with the transactions contemplated herein (the "Proxy Statement/Prospectus") and to register the shares of TSFG Common Stock to be issued in connection with the transactions contemplated hereto (including the shares of TSFG Common Stock to be issued in connection with the new options referred to in Section 2.11 hereof and the SEC's declaration of the effectiveness of the S-4, (b) the approval of this Agreement by the requisite vote of the stockholders of PFC, (c) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and with the FDIC under the Bank Merger Act, Federal Deposit Insurance Act and the rules and regulations of the FDIC, and approval of such applications and notices, (d) the filing of such applications, filings, authorizations, orders and approvals as may be required under applicable state law (the "State Banking Approvals") and (e) any consents or approvals listed in Section 4.4 of the PFC Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by PFC in connection with (1) the execution and delivery by PFC of this Agreement or (2) the consummation by PFC of the Merger and the other transactions contemplated hereby.

         4.5 No Violations. Except as may be set forth in Section 4.5 of the PFC Disclosure Schedule, neither the execution and delivery of this Agreement by PFC, nor the consummation by PFC of the transactions contemplated hereby, nor compliance by PFC with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of PFC, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to PFC or any of its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of PFC under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PFC is a party, or by which it or its properties or assets may be bound or affected.

         4.6 SEC Reports. PFC has previously made available to TSFG a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2001 by PFC with the SEC pursuant to the Securities Act or the Exchange Act (the "PFC Reports") and (b) communication mailed by PFC to its shareholders since December 31, 2001, and no such PFC Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. PFC has timely filed all PFC Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2001, and each such PFC Report and other documents complied in all material respects with the rules and regulations applicable thereto when filed.

         4.7 Regulatory Reports. PFC has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2001 with the Regulatory Agencies and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of PFC, no Regulatory Agency has initiated any proceeding or, to the knowledge of PFC, investigation into the business or operations of PFC since December 31, 2001. There is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of PFC.

         4.8 Financial Statements. PFC has previously made available to TSFG (1) copies of the balance sheets of PFC as of December 31 for the fiscal years 2002 and 2003, and the related statements of earnings, stockholders' equity and cash flows for the fiscal years 2001 through 2003, inclusive, as reported in PFC's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 with the SEC under the Exchange Act, accompanied by the audit report of Hacker, Johnson & Smith, P.A., independent public accountants with respect to PFC, and (2) copies of unaudited balance sheets and the related statements of earnings, stockholders' equity and cash flows of PFC at and for the quarters ended March 31, 2003 and June 30, 2003 as reported in PFC's Quarterly Reports on Form 10-Q for such quarters filed with the SEC under the Exchange Act, and will make available on or before November 14 2004 copies of unaudited balance sheets and the related statements of earnings, stockholders' equity and cash flows of PFC at and for the three months ended September 30, 2004 (collectively, the "PFC Financial Statements"). Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, the PFC Financial Statements fairly present the financial position of PFC as of the dates indicated therein, and when included in the Proxy Statement/Prospectus will fairly present the results of the operations and financial position of PFC for the respective fiscal periods or as of the respective dates therein set forth. Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, each of the PFC Financial Statements (including the related notes, where applicable) complies, and PFC's Financial Statements to be included in the Proxy Statement/Prospectus after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and PFC's Financial Statements to be included in the Proxy Statement/Prospectus will be, prepared in accordance with GAAP, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC. The books and records of PFC have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

         4.9 Broker's Fees. Neither PFC nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that PFC has engaged, and will pay a fee or commission to Keefe, Bruyette & Woods ("KBW") in accordance with the terms of a letter agreement between KBW and PFC, a true and correct copy of which has been previously made available by PFC to TSFG.

         4.10 Absence of Certain Changes or Events. (a) Except as disclosed in any PFC Report filed with the SEC prior to the date hereof, since December 31, 2003, (i) there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on PFC, and (ii) PFC has carried on its business in the ordinary course of business consistent with past practices.
         (b) Except as may be set forth in Section 4.10(b) of the PFC Disclosure Schedule, since December 31, 2003 and solely with respect to executive officers (senior vice president or above) and PFC directors, PFC has not (1) increased the base salary, incentive compensation targets, or pension benefits, or materially increased other fringe benefits or perquisites payable to any such person from the amount thereof in effect as of December 31, 2003, (2) granted any severance or termination pay to any such person or entered into any contract to make or grant any severance or termination pay to such person, (3) paid any bonus to any such person or (4) entered into any employment- or compensation-related agreement with any such person.

         4.11 Legal Proceedings. Except as disclosed in any PFC Report, (a) PFC is not a party to any, and there are no pending or, to PFC's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against PFC or challenging the validity or propriety of the transactions contemplated by this Agreement and (b) there is no injunction, order, judgment or decree imposed upon PFC or its assets.

         4.12 Taxes. PFC has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of PFC (in accordance with GAAP) for all material Taxes shown to be due on such Tax Returns other than taxes (a) which (x) are not yet delinquent or
(y) are being contested in good faith and set forth in Section 4.12 of the PFC Disclosure Schedule and (b) which have not been finally determined. (i) As of the date hereof PFC has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, and (ii) as of the date hereof, with respect to each taxable period of PFC, the federal and state income Tax Returns of PFC have not been audited by the IRS or appropriate state tax authorities.

         4.13 Employees. (a) Section 4.13(a) of the PFC Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of ERISA; "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by PFC, any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with PFC would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of PFC, any Subsidiary or any ERISA Affiliate (the "Plans"). No Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.
         (b) PFC has heretofore made available to TSFG with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document; (ii) the annual report (Form 5500 Series) for such Plan for each of the last two years, (iii) the most recent determination letter from the IRS for such Plan and (iv) the most recent summary plan description and related summaries of material modifications.
         (c) Each of the Plans is in compliance with the applicable provisions of the Code and ERISA; each of the Plans intended to be "qualified" within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS; neither PFC nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA; no Plan is a multiemployer plan within the meaning of section 4001(a)(3) of ERISA and no Plan is a multiple employer plan within the meaning of Section 413 of the Code; and there are no pending, or to the knowledge of PFC, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.
         (d) Since December 31, 2003, PFC has not (i) suffered any strike, work stoppage, slow-down, or other labor disturbance, (ii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iii) had any union organizing activities.
         (e) Section 4.13(e) of the PFC Disclosure Schedule sets forth all employment contracts, plans, programs, agreements or other benefits that PFC is a party to or bound by and which could be subject to Section 280G of the Code.

         4.14 PFC Information. The information relating to PFC which is provided to TSFG by PFC for inclusion in the registration statement on Form S-4 (the "S-4") in which the Proxy Statement/Prospectus will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (to the extent it relates to PFC) will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

         4.15 Compliance with Applicable Law. PFC holds, and at all times during the past three years has held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of its businesses and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to PFC, and PFC has not received notice of any violations of any of the above.

         4.16 Certain Contracts. (a) Except as set forth in Section 4.16(a) of the PFC Disclosure Schedule, PFC is not a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from TSFG, PFC, the Surviving Corporation or any of their respective Subsidiaries to any officer, director, employee or consultant of PFC, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date hereof, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $50,000 per annum, or (v) which materially restricts the conduct of any line of business by PFC. Each contract, arrangement, commitment or understanding of the type described in this Section 4.16(a), whether or not set forth in Section 4.16(a) of the PFC Disclosure Schedule, is referred to herein as a "PFC Contract." PFC has previously delivered or made available to TSFG true and correct copies of each contract, arrangement, commitment or understanding of the type described in this Section 4.16(a).
         (b) Each PFC Contract is valid and binding and in full force and effect, (ii) PFC has performed all obligations required to be performed by it to date under each PFC Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of PFC under any PFC Contract, and (iv) no other party to any PFC Contract is, to the knowledge of PFC, in default in any respect thereunder.

         4.17 Agreements with Regulatory Agencies. Except as may be set forth in
Section 4.17 of the PFC Disclosure Schedule, PFC is not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 4.17 of the PFC Disclosure Schedule, a "Regulatory Agreement"), nor any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has PFC been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

         4.18 Environmental Matters. Except as may be set forth in Section 4.18 of the PFC Disclosure Schedule:
         (a) PFC and, to the knowledge of PFC, each of the Loan Properties, are in compliance with all Environmental Laws.
         (b) There is no suit, claim, action or proceeding, pending or, to the knowledge of PFC, threatened, before any Governmental Entity or other forum in which PFC, any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by PFC or any Loan Property.
         (c) To the knowledge of PFC, during the period of (x) PFC's ownership or operation of any of its current or former properties or (y) PFC's interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of PFC, prior to the period of
(x) PFC's  ownership or operation of any of its current or former  properties or
(y) PFC's interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property or Loan Property.

         4.19 Opinion. Prior to the execution of this Agreement, PFC has received an opinion from KBW to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the stockholders of PFC is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date hereof.

         4.20 Approvals. As of the date hereof, PFC knows of no fact or condition relating to PFC that would prevent all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) from being obtained.

         4.21 Loan Portfolio. (a) PFC is not a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees or interest-bearing assets) (collectively, "Loans"), other than Loans the unpaid principal balance of which does not exceed $100,000, under the terms of which the obligor was, as of September 30, 2004, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater stockholder of PFC, or to the knowledge of PFC, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.21 of the PFC Disclosure Schedule sets forth (i) all of the Loans of PFC that as of September 30, 2004, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss,"

"Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (ii) each asset of PFC that as of September 30, 2004, was classified as "Other Real Estate Owned" and the book value thereof.
         (b) Each Loan in original principal amount in excess of $100,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and
(iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         4.22 Property. Except as set forth in Section 4.22 of the PFC Disclosure Schedule, PFC has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of PFC as of December 31, 2003 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date hereof, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business or (v) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar liens and encumbrances arising in the ordinary course of business. All leases pursuant to which PFC, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and PFC is not, nor, to the knowledge of PFC, is any other party thereto, in default thereunder.

         4.23 Reorganization. As of the date hereof, PFC has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

         4.24 State Takeover Laws and Charter Provisions. PFC has taken all necessary action to exempt the transactions contemplated by this Agreement from any restrictive provision of (i) any applicable moratorium, control share, fair price, business combination, or other anti-takeover laws and regulations, or
(ii) the Articles of Incorporation or Bylaws of PFC.



                                   ARTICLE V
                     REPRESENTATIONS AND WARRANTIES OF TSFG

         Subject to Article III, TSFG hereby represents and warrants to PFC as follows:

         5.1 Corporate Organization. (a) TSFG is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina. TSFG has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. TSFG is duly registered as a bank holding company under the BHC Act. The Articles of Incorporation and Bylaws of TSFG, copies of which have previously been made available to PFC, are true and correct copies of such documents as in effect as of the date hereof.
         (b) Each Subsidiary of TSFG is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of TSFG has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each

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

Subsidiary of TSFG that is a bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.
         (c) The minute books of TSFG contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2001 of its stockholders and Board of Directors (including committees of its Board of Directors).

         5.2 Capitalization. The authorized capital stock of TSFG consists of 200,000,000 shares of TSFG Common Stock and 10,000,000 shares of preferred stock, no par value per share ("TSFG Preferred Stock"). As of the date hereof, there were approximately 70,990,199 shares of TSFG Common Stock and no shares of TSFG Preferred Stock issued and outstanding, and no shares of TSFG Common Stock held in TSFG's treasury. All of the issued and outstanding shares of TSFG Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The shares of TSFG Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

         5.3 Authority; No Violation. (a) TSFG has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of TSFG, and no other corporate proceedings on the part of TSFG are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by TSFG and (assuming due authorization, execution and delivery by PFC) this Agreement constitutes a valid and binding obligation of TSFG, enforceable against TSFG in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.
         (b) Neither the execution and delivery of this Agreement by TSFG, nor the consummation by TSFG of the transactions contemplated hereby, nor compliance by TSFG with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of TSFG, or the articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in
Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TSFG or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of TSFG or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which TSFG or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

         5.4 Consents and Approvals. Except for (a) the filing of applications and/or notices, as applicable, with the Federal Reserve Board under the BHC Act, and approval of such applications and notices, (b) the filing with the SEC and declaration of effectiveness of the S-4, (c) the filing of the Articles of Merger with the Florida Secretary of State and the South Carolina Secretary of State, (d) the State Banking Approvals, including a merger application pursuant to Chapter 655 of the Florida Code of Laws, (f) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of TSFG Common Stock pursuant to this Agreement, and (g) approval of the listing of the TSFG Common Stock to be issued in the Merger on the NASDAQ/NMS, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by TSFG in connection with (1) the execution and delivery by TSFG of this Agreement and (2) the consummation by TSFG of the Merger and the other transactions contemplated hereby.

         5.5 SEC Reports. TSFG has previously made available to PFC a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2001 by TSFG with the SEC pursuant to the Securities Act or the Exchange Act (the "TSFG Reports") and (b) communication mailed by TSFG to its shareholders since December 31, 2001, and no such TSFG Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. TSFG has timely filed all TSFG Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2001, and each such TSFG Report and other documents complied in all material respects with the rules and regulations applicable thereto when filed.

         5.6 Regulatory Reports. TSFG has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2001 with the Regulatory Agencies and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of TSFG, no Regulatory Agency has initiated any proceeding or, to the knowledge of TSFG, investigation into the business or operations of TSFG since December 31, 2001. There is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of TSFG.

         5.7 Financial Statements. TSFG has previously made available to PFC (1) copies of the consolidated balance sheets of TSFG and its Subsidiaries as of December 31 for the fiscal years 2002 and 2003 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the fiscal years 2001 through 2003, inclusive, as reported in TSFG's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC under the Exchange Act, accompanied by the audit report of KPMG LLP, independent public accountants with respect to TSFG, and (2) copies of unaudited consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows of TSFG at and for the quarters ended March 31, 2003 and June 30, 2003 as reported in TSFG's Quarterly Reports on Form 10-Q for such quarters filed with the SEC under the Exchange Act, and will make available on or before November 9, 2004 copies of unaudited balance sheets and the related statements of earnings, stockholders' equity and cash flows of TSFG at and for the three months ended and September 30, 2004 (collectively, the "TSFG Financial Statements"). Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, the TSFG Financial Statements fairly present the financial position of TSFG as of the dates indicated therein, and when included in the Proxy Statement/Prospectus will fairly present the results of the operations and financial position of TSFG for the respective fiscal periods or as of the respective dates therein set forth. Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, each of the TSFG Financial Statements (including the related notes, where applicable) complies, and TSFG's Financial Statements to be included in the Proxy Statement/Prospectus after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and TSFG's Financial Statements to be included in the Proxy Statement/Prospectus will be, prepared in accordance with GAAP, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC. The books and records of TSFG have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

         5.8 Broker's Fees. TSFG has not employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that TSFG has engaged Goldman Sachs in accordance with the terms of a letter agreement between Goldman Sachs and TSFG, a true and correct copy of which has been previously made available by TSFG to PFC.

         5.9 Absence of Certain Changes or Events. Except as disclosed in any TSFG Report filed with the SEC prior to the date hereof, since December 31, 2003, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on TSFG.

         5.10 Legal Proceedings. (a) Except as disclosed in any TSFG Report, neither TSFG nor any of its Subsidiaries is a party to any and there are no pending or, to TSFG's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TSFG or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.
         (b) There is no injunction, order, judgment or decree imposed upon TSFG, any of its Subsidiaries or the assets of TSFG or any of its Subsidiaries.

         5.11 TSFG Information. The information relating to TSFG and its Subsidiaries to be contained in the Proxy Statement/Prospectus and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof that relate to PFC) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

         5.12 Compliance with Applicable Law. TSFG and each of its Subsidiaries holds, and at all times during the past three years has held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to TSFG or any of its Subsidiaries and neither TSFG nor any of its Subsidiaries has received notice of any violations of any of the above.

         5.13 Ownership of PFC Common Stock. Neither TSFG nor any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of PFC (other than Trust Account Shares).

         5.14 Approvals. As of the date hereof, TSFG knows of no fact or condition relating to TSFG that would prevent all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) from being obtained.

         5.15 Reorganization. As of the date hereof, TSFG has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

         5.16 Agreements with Regulatory Agencies. Except as may be set forth in
Section 5.16 of the TSFG Disclosure Schedule, neither TSFG nor any of its subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 5.16 of the TSFG Disclosure Schedule, a "Regulatory Agreement"), nor any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has TSFG or any of its subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

                                   ARTICLE VI
                    COVENANTS RELATING TO CONDUCT OF BUSINESS

         6.1 Covenants of PFC. During the period from the date hereof and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of TSFG, PFC shall carry on its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in
Section 6.1 of the PFC Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by TSFG, PFC shall not:
         (a) except for regular quarterly dividends of $0.09 consistent with past practice (provided that the declaration of the last quarterly dividend by PFC prior to the Effective Time and the payment thereof shall be coordinated with TSFG so that holders of PFC Common Stock do not receive dividends on both PFC Common Stock and TSFG Common Stock received in the Merger in respect of such quarter or fail to receive a dividend on at least one of the PFC Common Stock or TSFG Common Stock received in the Merger in respect of such quarter), declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;
         (b) (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares) any shares of the capital stock of PFC, or any securities convertible into or exercisable for any shares of the capital stock of PFC, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) except pursuant to Rights referenced on the PFC Disclosure Schedule, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing (including additional Rights similar to those set forth on the PFC Disclosure Schedule;
         (c) amend its Articles of Incorporation, Bylaws or other similar governing documents;
         (d) make any capital expenditures other than those which (i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair or (ii) are in an amount of no more than $100,000;
         (e) enter into any new line of business;
         (f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings or in the ordinary course of business consistent with past practices;
         (g) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in
Article VIII not being satisfied;
         (h) change its methods of accounting in effect at December 31, 2003, except as required by changes in GAAP or regulatory accounting principles as concurred to by PFC's independent auditors;
         (i) (i) except as required by applicable law, as set forth in Section 7.8, or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan (including, without limitation, any Plan) or any agreement, plan or policy between PFC or one or more of its current or former directors, officers or employees or any "affiliate" of any such person (as such term is used in Rule 12b-2 under the Exchange Act), or (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including, without limitation, the granting of any stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);
         (j) other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;
         (k) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
         (l) file any application to relocate or terminate the operations of any of its banking offices;

         (m) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any contract, agreement or lease for goods, services or office space, involving payments thereunder by PFC in excess of $100,000 per year, to which PFC is a party or by which PFC or its properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;
         (n) take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or
         (o) agree to do any of the foregoing.

         6.2 Covenants of TSFG. Except as otherwise contemplated by this Agreement or consented to in writing by PFC, TSFG shall not, and shall not permit any of its Subsidiaries to:
         (a) except for regular quarterly dividends consistent with past practice, declare or pay any dividends on or make any other distributions in respect of any of its capital stock;
         (b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in
Article  VIII  not  being  satisfied;
         (c) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));
         (f) take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or
         (g) agree to do any of the foregoing.


                                   ARTICLE VII
                              ADDITIONAL AGREEMENTS

         7.1 Regulatory Matters. TSFG, with the cooperation of PFC, shall promptly prepare and file with the SEC the S-4. Each of PFC and TSFG shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and PFC shall thereafter mail the Proxy Statement/Prospectus to its stockholders. TSFG shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.
         (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). PFC and TSFG shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to PFC or TSFG, as the case may be, and any of TSFG's Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.
         (c) TSFG and PFC shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 or any other statement, filing, notice or application made by or on behalf of TSFG, PFC or their Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
         (d) TSFG and PFC shall promptly furnish each other with copies of written communications received by TSFG or PFC, as the case may be, or any of their respective Affiliates or Associates (as such terms are defined in Rule

12b-2 under the Exchange Act as in effect on the date hereof) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

         7.2 Access to Information. (a) PFC and TSFG will each keep the other advised of all material developments relevant to their respective businesses, and to the consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, each party shall afford to representatives of the other party reasonable access, during normal business hours during the period prior to the Effective Time, to all of their respective properties, books, contracts, commitments and records, and during such period, shall make available all information concerning their respective businesses as may be reasonably requested (except that the parties shall take into account in determining the reasonableness of due diligence requests and the fact that TSFG is a public company which is substantially larger than PFC and that TSFG is issuing shares to PFC shareholders as compared to selling its business). The other provisions of this Section notwithstanding, neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law (including without limitation laws regarding exchange of information), rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date hereof.
         (b) All non-public information furnished to TSFG or PFC by the other party hereto pursuant to Section 7.2(a) (other than (i) information already in the receiving party's possession, or (ii) information that is or becomes generally available to the public other than as a result of a disclosure by the receiving party or any of its directors, officers, employees, agents or advisors, or (iii) information that becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or its advisors, provided that such source is not known by the receiving party after due inquiry to be bound by a confidentiality agreement with or other obligation of secrecy to the disclosing party) shall be kept confidential, and the parties shall maintain, and shall cause each of their respective directors, officers, attorneys and advisors to maintain, the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.
         (c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

         7.3 Certain Actions. (a) Except with respect to this Agreement and the transactions contemplated hereby, neither PFC nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, "Representatives") shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal.
         (b) Notwithstanding anything herein to the contrary, PFC and its Board of Directors and Representatives shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited written Acquisition Proposal by any such person, if and only to the extent that (a) PFC's Board of Directors concludes in good faith and consistent with its fiduciary duties to PFC's stockholders under applicable law that such
Acquisition Proposal would reasonably be expected to result in a Superior Proposal, (b) prior to providing any information or data to any person in connection with such Acquisition Proposal by any such person, PFC's Board of Directors receives from such person an executed confidentiality agreement, and
(c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, PFC's Board of Directors notifies TSFG promptly of any inquiries, proposals, or offers respecting such Acquisition Proposal received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers respecting such Acquisition Proposal.

         (c) PFC agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date hereof with any parties conducted heretofore with respect to any Acquisition Proposal.

         7.4 Stockholder Meeting. PFC shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement. PFC shall, through its Board of Directors, subject to the fiduciary duties of such board (including those with respect to a Superior Proposal), recommend to its stockholders approval of this Agreement and such other matters as may be submitted to its stockholders in connection with this Agreement.

         7.5 Legal Conditions to Merger. Each of TSFG and PFC shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by PFC or TSFG in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

         7.6 Affiliates. The parties shall cooperate to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of PFC to deliver to TSFG, as soon as practicable after the date hereof, a written agreement, in the form of Exhibit A hereto.

         7.7 Nasdaq Listing. TSFG shall use its best efforts to cause the shares of TSFG Common Stock to be issued in the Merger to be approved for listing on the NASDAQ/NMS as of the Effective Time.

         7.8 Employee Benefit Plans; Existing Agreements. (a) As of the Effective Time, the employees of PFC shall be eligible to participate in employee benefit plans and severance plans of TSFG or its Subsidiaries in which similarly situated employees of TSFG or its Subsidiaries participate, to the same extent that similarly situated employees of TSFG or its Subsidiaries participate (it being understood that inclusion of PFC's employees in TSFG's employee benefit plans may occur at different times with respect to different plans).
         (b) With respect to each TSFG pension and welfare benefit plan for which length of service is taken into account for any purpose (including TSFG's severance plan), service with PFC (or predecessor employers to the extent PFC provides past service credit) shall be treated as service with TSFG for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each TSFG welfare benefit plan shall waive pre-existing condition limitations to the same extent waived under the applicable PFC Plan. PFC's employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the TSFG welfare benefit plan.
         (c) As of the Effective Time, TSFG shall assume and honor and shall cause the appropriate Subsidiaries of TSFG to assume and to honor in accordance with their terms all written agreements listed in Section 4.13(a) of the PFC Disclosure Schedule (the "Benefit Agreements"). TSFG acknowledges and agrees that the Merger will constitute a merger, sale or a change in control of PFC for all purposes under such agreements. The provisions of this Section 7.8(c) are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.
         (d) Employees of PFC who are terminated by TSFG following the Closing shall receive severance benefits under the current terms of TSFG's severance plan. 7.9 Indemnification of PFC Directors and Officers. TSFG or a TSFG

Subsidiary shall provide and keep in force for a period of six years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of PFC for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in PFC's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 200% of the annual premium payments on PFC's policy in effect as of December 31, 2003 (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, TSFG shall use its reasonable best efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount and PFC shall cooperate with TSFG in such efforts in all reasonable respects. Notwithstanding the foregoing, TSFG further agrees to indemnify all individuals who are or have been officers, directors or employees of PFC prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent that such indemnification is provided pursuant to the Articles of Incorporation or Bylaws of PFC on the date hereof and is permitted under the FBCA and SCBCA.

         7.10 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by TSFG or PFC.

         7.11 Appointment of Director. Effective as of the Effective Time, TSFG shall cause the Board of Directors of Mercantile Bank to be expanded by one member, and shall appoint R. Carl Palmer, Jr. (the "PFC Director") to fill the vacancy created by such increase.

         7.12 Pointe Bank Board. For at least three years following Closing, TSFG shall cause each individual who is currently serving as a director of PFC (other than the PFC Director), if such persons are willing to so serve, to be elected or appointed as Mercantile Bank Advisory Board members. Service on the Mercantile Bank Advisory Board shall be deemed to be service with TSFG for the purpose of any options held under any PFC Option Plan and PFC's existing Director Deferred Compensation Plan.

         7.13 Accounting Matters. PFC shall cooperate with TSFG concerning (i) accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account TSFG's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices, and (ii) PFC's lending, investment or asset/liability management policies; provided, that any action taken pursuant to this Section 7.14 shall not be deemed to constitute or result in the breach of any representation or warranty of PFC contained in this Agreement.

         7.14     Employment Agreements.
         (a) TSFG acknowledges and agrees that the Merger will constitute Change in Control, as defined in the employment protection agreements listed in Section 7.14(a) of the PFC Disclosure Schedule ("EP Agreements") and pursuant to the EP Agreements, TSFG shall (1) pay, or cause to be paid, immediately prior to the Effective Time or if necessary, as soon as practicable following the Effective Time, a lump sum amount in accordance with the EP Agreements listed in Section 7.14(a) of the PFC Disclosure Schedule and (2) provide for continuation of benefits to the extent applicable as set forth in the EP Agreements listed in
Section 7.14(a) of the PFC Disclosure Schedule. This Section 7.14(a) is intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Employment Agreements.
         (b) TSFG shall assume and honor and shall cause the appropriate Subsidiaries of TFSG to assume and honor in accordance with their terms all written agreements listed on Section 7.14(b) of the PFC Disclosure Schedule (the "TSFG Employment Agreement(s)"). This Section 7.14(b) is intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any TSFG Employment Agreement.

         7.15 Tax Opinion. TSFG and PFC shall use their respective reasonable best efforts to obtain the tax opinion contemplated by Section 8.1(f).

         7.16 Exemption from Section 16. Prior to the Effective Time, the Board of Directors of TSFG, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of PFC who may become a covered person of TSFG for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder ("Section 16") of TSFG Common Stock or options to acquire TSFG Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

         7.17 Execution and Authorization of Bank Merger Agreement. Prior to the Effective Time, (a) TSFG shall (i) cause the Board of Directors of Mercantile Bank to approve a merger agreement providing for the merger of Pointe Bank into Mercantile Bank (the "Bank Merger Agreement"), (ii) cause Mercantile Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of Mercantile Bank, and (b) PFC shall (i) cause the Board of Directors of Pointe Bank to approve the Bank Merger
Agreement, (ii) cause Pointe Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of Pointe Bank.


                                  ARTICLE VIII
                              CONDITIONS PRECEDENT

         8.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
         (a) Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of PFC Common Stock under applicable law.
         (b) Listing of Shares. The shares of TSFG Common Stock which shall be issued to the stockholders of PFC upon consummation of the Merger shall have been authorized for listing on the NASDAQ/NMS.
         (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in  respect  thereof  shall have  expired  (all such  approvals  and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").
         (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
         (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an
"Injunction") shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.
         (f) Federal Tax Opinion. TSFG and PFC shall have received a written opinion from Hogan & Hartson, LLP, counsel to PFC ("PFC's counsel"), in form and substance reasonably satisfactory to TSFG and PFC, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, PFC's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of TSFG, PFC and others, reasonably satisfactory in form and substance to such counsel. If Hogan & Hartson L.L.P. does not render such opinion, this condition may be satisfied if other legal counsel selected by PFC and reasonably acceptable to TSFG renders such opinion, relying on such representations and covenants.

         8.2 Conditions to Obligations of TSFG. The obligation of TSFG to effect the Merger is also subject to the satisfaction or waiver by TSFG at or prior to the Effective Time of the following conditions:
         (a) Representations and Warranties. (i) Subject to Section 3.2, the representations and warranties of PFC set forth in this Agreement (other than those set forth in Section 4.2) shall be true and correct as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the PFC Approval Date as though made on and as of the PFC Approval Date; and (ii) the representations and warranties of PFC set forth in
Section 4.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the PFC Approval Date as though made on and as of the PFC Approval Date. TSFG shall have received a certificate signed on behalf of PFC by the Chief Executive Officer or the Chief Financial Officer of PFC to the foregoing effect no later than five business days after the PFC Approval Date.
         (b) Performance of Obligations of PFC. PFC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and TSFG shall have received a certificate signed on behalf of PFC by the Chief Executive Officer or the Chief Financial Officer of PFC to such effect.
         (c) Conditions Met. TSFG shall have received a certificate of an executive officer of PFC stating that to his knowledge, each of the conditions set forth in this Article VIII applicable to PFC have been met.

         8.3 Conditions to Obligations of PFC. The obligation of PFC to effect the Merger is also subject to the satisfaction or waiver by PFC at or prior to the Effective Time of the following conditions:
         (a) Representations and Warranties. (i) Subject to Section 3.2, the representations and warranties of TSFG set forth in this Agreement (other than those set forth in Section 5.2) shall be true and correct as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of TSFG set forth in Section
5.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. PFC shall have received a certificate signed on behalf of TSFG by the Chief Executive Officer or the Chief Financial Officer of TSFG to the foregoing effect.
         (b) Performance of Obligations of TSFG. TSFG shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and PFC shall have received a certificate signed on behalf of TSFG by the Chief Executive Officer or the Chief Financial Officer of TSFG to such effect.
         (c) Conditions Met. PFC shall have received a certificate of an executive officer of TSFG stating that to his knowledge, each of the conditions set forth in this Article VIII applicable to TSFG have been met.


                                   ARTICLE IX
                            TERMINATION AND AMENDMENT

         9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of PFC:
         (a) by mutual consent of PFC and TSFG in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;
         (b) by either TSFG or PFC upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;
         (c) by either TSFG or PFC if the Merger shall not have been consummated on or before the later of (i) June 30, 2005, or (ii) if the S-4 is given a full review by the SEC, July 31, 2005, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
         (d) by either TSFG or PFC if the approval of the stockholders of PFC required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;
         (e) by either TSFG or PFC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by PFC) or Section 8.3(a) (in the case of a breach of representation or warranty by TSFG);
         (f) by either TSFG or PFC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; or
         (g) by PFC, in the event that the Board of Directors of PFC determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to terminate this Agreement in order to comply with its fiduciary duties to PFC and to PFC's shareholders under applicable law; provided, however, that the Board of Directors of PFC may terminate this Agreement pursuant to this Section 9.1(g) solely in order to concurrently enter into a letter of intent, agreement in principle or an acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 9.1(g) only after the fifth day following TSFG's receipt of written notice advising TSFG that the Board of Directors of PFC is prepared to accept a Superior Proposal, and only if, during such five-day period, if TSFG so elects, PFC and its advisors shall have negotiated in good faith with TSFG to make such adjustments in the terms and conditions of this Agreement as would enable PFC to proceed with the transactions contemplated herein on such adjusted terms.

         9.2      Effect of Termination.
         (a) In the event of termination of this Agreement by either TSFG or PFC as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.
         (b) If PFC terminates this Agreement pursuant to Section 9.1(g), PFC shall pay to TSFG a termination fee equal to $3.5 million (the "Termination Fee Amount") by wire transfer of same day funds on the date of termination.
         (c) In the event that an Acquisition Proposal with respect to PFC shall have been made known to PFC and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of PFC, and thereafter (x) this Agreement is terminated by either TSFG or PFC pursuant to either (i) Section 9.1(c) hereof and prior to such termination the stockholders of PFC shall not have previously approved the Merger, or (ii) Section 9.1(d) hereof as a result of the failure of the stockholders of PFC to approve the Merger, and (y) within twelve months of such termination (A) PFC enters into any Acquisition Agreement providing for any transaction described in clause (i)(a) or clause (i)(b) of the definition of "Superior Proposal.," other than any such transaction involving a merger, consolidation or similar transaction as to which the common stockholders of PFC immediately prior thereto own in the aggregate more than 50% of the common stock of the surviving or transferee corporation or its publicly-held parent corporation immediately following consummation thereof, or (B) any person shall acquire beneficial ownership of or the right to acquire 25% or more of the outstanding shares of PFC Common Stock, then upon the first occurrence of either of the events contemplated by clause (y) PFC shall pay TSFG a termination fee equal to the Termination Fee Amount by wire transfer of same day funds.
         (d) PFC agrees that the agreements contained in Section 9.2(b) and 9.2(c) are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

         9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of either PFC or TSFG; provided, however, that after any approval of the transactions contemplated by this Agreement by PFC's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to PFC stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         9.4 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


                                   ARTICLE X
                               GENERAL PROVISIONS

         10.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the Effective Date.

         10.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive TSFG or PFC (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any third party, including, without limitation, any shareholder or former shareholder of either TSFG or PFC.

         10.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

         10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied, mailed by registered or certified mail (return receipt requested) or delivered by an express courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                       (a) if to TSFG, to:

                               The South Financial Group, Inc.
                               104 S. Main St.
                               Greenville, SC 29601
                               Attention: William P. Crawford, Jr.,
                                          Executive Vice President

         and

                       (b) if to PFC, to:

                               Pointe Financial Corporation
                               2185 Powerline Road
                               Boca Raton, Florida 33433
                               Attention: R. Carl Palmer, Jr.,
                                          Chief Executive Officer

                           with a copy to:

                               Hogan & Hartson, LLP
                               1111 Brickell Avenue
                               Miami, Florida 33131
                               Attention: Parker D. Thomson, Esq.

         10.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         10.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         10.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of South Carolina, without regard to any applicable conflicts of law, except to the extent that various matters under this Agreement must be necessarily governed by Florida corporate law.

         10.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         10.9 Publicity. Except as expressly permitted by this Agreement or otherwise required by law or the rules of the Nasdaq Stock Market so long as this Agreement is in effect, neither TSFG nor PFC shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

         10.10 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein or under Sections 7.8, 7.9, 7.12, 7.14 and 7.16, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  IN WITNESS WHEREOF, TSFG and PFC have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.


                          THE SOUTH FINANCIAL GROUP, INC.

                          By:   /s/  William S. Hummers III
                                ----------------------------------
                          Name: William S. Hummers III
                          Title:  Executive Vice President




                          POINTE FINANCIAL CORPORATION


                          By:   /s/  R. Carl Palmer, Jr.
                              -------------------------------------
                          Name: R. Carl Palmer, Jr.
                          Title: Chief Executive Officer

                                    EXHIBIT A


_________________, 2005


The South Financial Group, Inc.
102 S. Main Street
Greenville, South Carolina 29601

Gentlemen:

         I have been advised that I might be considered to be an "affiliate" of Pointe Financial Corporation, a Florida corporation (the "Company"), for purposes of paragraphs (c) and (d) of Rule 145 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act").

         The South Financial Group, Inc., a South Carolina corporation ("TSFG") and the Company have entered into an Agreement and Plan of Merger, dated as of
October  27,  2004 (the  "Merger  Agreement"),  pursuant  to which,  among other things, the Company will merge with and into TSFG (the "Transaction"). Upon consummation of the Transaction, I will receive shares of common stock, $1.00 par value per share, of TSFG ("TSFG Common Stock"). This agreement is hereinafter referred to as the "Letter Agreement."

         A. I represent and warrant to, and agree with, TSFG as follows:

         1. I have read this Letter Agreement and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, pledge, transfer or otherwise dispose of shares of TSFG Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

         2. I shall not make any offer, sale, pledge, transfer or other disposition in violation of the Act or the rules and regulations of the SEC thereunder of the shares of TSFG Common Stock I receive pursuant to the Transaction.

         B. I understand and agree that:

         1. I have been advised that any issuance of shares of TSFG Common Stock to me pursuant to the Transaction will be registered with the SEC. I have also been advised, however, that, because I maybe an "affiliate" of the Company at the time the Transaction will be submitted for a vote of the stockholders of the Company and my disposition of such shares has not been registered under the Act, I must hold such shares indefinitely unless (i) such disposition of such shares is subject to an effective registration statement and to the availability of a prospectus under the Act, (ii) a sale of such shares is made in conformity with the provisions of Rule 145(d) under the Act or (iii) in an opinion of counsel, in form and substance reasonably satisfactory to TSFG, some other exemption from registration is available with respect to any such proposed disposition of such shares.

         2. Stop transfer instructions will be given to the transfer agent of TSFG with respect to the shares of TSFG Common Stock I receive pursuant to the Transaction in connection with the restrictions set forth herein, and there will be placed on the certificate representing shares of TSFG Common Stock I receive pursuant to the Transaction, or any certificates delivered in substitution therefor, a legend stating in substance:

         "The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933, as amended (the "Act"), applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under the Act or an exemption from such registration."

         3. Unless a transfer of my shares of TSFG Common Stock is a sale made in conformity with the provisions of Rule 145(d), or made pursuant to an effective registration statement under the Act, TSFG reserves the right to put an appropriate legend on the certificates issued to my transferee.

         4. I recognize  and agree that the foregoing  provisions  also apply to
(i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporation or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

         5. I agree that at the time that I make an offer to or otherwise sell, pledge transfer or dispose of any TSFG Common Stock that I own after the Transaction, I will notify my broker, dealer or nominee in whose name my shares are held or registered that such TSFG Common Stock is subject to this Letter Agreement.

         6. Execution of this Letter Agreement should not be construed as an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

         It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms. It is also understood and agreed that this Letter Agreement shall terminate and be of no further force and effect and the stop transfer instructions set forth in Paragraph B.2. above shall be lifted and the legend set forth in Paragraph B.2 above shall be removed forthwith from the certificate or certificates representing my shares of TSFG Common Stock upon the delivery by the undersigned to TSFG of a copy of a letter from the staff of the SEC, an opinion of counsel in form and substance reasonably satisfactory to TSFG, or other evidence reasonably satisfactory to TSFG, to the effect that a transfer of my shares of TSFG Common Stock will not violate the Act or any of the rules and regulations of the SEC thereunder.


         This   Letter   Agreement   shall  be  binding   on  my  heirs,   legal
representative and successors.

                                     Very truly yours,


                                     --------------------------------
                                     Name:

Accepted this_____ day of____________ , 2005

The South Financial Group, Inc.

By: _____________________________
Name: William S. Hummers III
Title: Executive Vice President

                                                                      Appendix B


                  Illustrative Calculations of Merger Elections

     The following table sets forth illustrative calculations of stock consideration, cash consideration, and mixed consideration at different Final TSFG Stock Prices1 that would be received by Pointe shareholders holding 100 shares of Pointe common stock depending on whether they made
     (1) a  Mixed  Election,  (2)  an All  Cash  Election,  or (3) an All  Stock
     Election    (as   such    election    terms   are   used   in   the   Proxy
     Statement/Prospectus).

     The aggregate merger consideration to be issued by TSFG is 2,554,022 shares of TSFG common stock and $24,493,075 cash. This consideration will be issued in exchange for all outstanding shares of Pointe common stock, plus all shares issuable upon the exercise of all outstanding options to purchase Pointe common stock and all shares issuable under the Pointe employee stock purchase plan. These calculations assume that at the end of the Valuation Period2, there are 2,274,610 shares of Pointe common stock outstanding and options to purchase 303,648 shares of Pointe common stock outstanding. These calculations also assume that there are no oversubscriptions of either TSFG common stock or cash. There can be no assurance as to what the Final TSFG Stock Price will be or what the value of the TSFG common stock to be issued in the merger will be at or following the effective time of the merger. See "The Merger - Merger Consideration." Slight differences in total values result from rounding and the related valuation of fractional shares.

                  Illustrative Election Alternatives for a Holder of 100 Shares of Pointe Common Stock
                                           Election 1                         Election 2                      Election 3
                                       MIXED ELECTION(3)                  ALL CASH ELECTION(4)           ALL STOCK ELECTION(4)
                                       -----------------                  --------------------           ---------------------
                                                                Dollar
                   Total Value of     TSFG Shares Received      Amount
  ASSUMED FINAL     Cash and TSFG          Number of            of Cash          Cash            Number of TSFG      Value of TSFG
TSFG STOCK PRICE   Shares Received     Value(5) Shares(5)      Received        Received        Shares Received(5) Shares Received(5)
----------------   ---------------     -------- ---------      --------        --------        ------------------ ------------------
     $ 28.00         $ 3,723.67     $ 2,643.81      94.42    $ 1,079.86       $ 3,723.67               132.99         $ 3,723.72
       28.50           3,773.20       2,678.97      94.00      1,094.23         3,773.20               132.39           3,773.11
       29.00           3,822.72       2,752.36      94.91      1,070.36         3,822.72               131.82           3,822.78
       29.50           3,872.25       2,788.02      94.51      1,084.23         3,872.25               131.26           3,872.17
       30.00           3,921.78       2,862.90      95.43      1,058.88         3,921.78               130.73           3,921.90
       30.50           3,971.31       2,899.06      95.05      1,072.25         3,971.31               130.21           3,971.40
       31.00           4,020.84       2,935.21      94.68      1,085.63         4,020.84               129.70           4,020.70
       31.50           4,070.37       3,012.07      95.62      1,058.30         4,070.37               129.22           4,070.43
       32.00           4,119.90       3,048.73      95.27      1,071.17         4,119.90               128.75           4,120.00
       32.50           4,169.43       3,085.38      94.93      1,084.05         4,169.43               128.29           4,169.42
       33.00           4,218.96       3,122.03      94.61      1,096.93         4,218.96               127.85           4,219.05
       33.50           4,268.49       3,201.37      95.56      1,067.12         4,268.49               127.42           4,268.57
       34.00           4,318.02       3,238.52      95.25      1,079.51         4,318.02               127.00           4,318.00
       34.50           4,367.55       3,275.66      94.95      1,091.89         4,367.55               126.60           4,367.70
       35.00           4,417.08       3,356.98      95.91      1,060.10         4,417.08               126.20           4,417.00

-----------------------
1 The Final TSFG Stock Price is the average of the closing sale prices of TSFG common stock as reported on the Nasdaq Stock Market during the applicable valuation period. The Final TSFG Stock Price amounts set forth in the chart have been included for representative purposes only. The actual Final TSFG Stock Price could be more than $35 or less than $28.
2 The valuation period is the 10 consecutive trading days ending on the third calendar day prior to the effective time of the merger.
3    Mixed Elections will be given first priority.
4 All cash elections and all stock elections will be apportioned on a pro rata basis as described in the proxy statement/prospectus in the section entitled "The Merger - Allocation."
5 The value of any stock consideration is based on the Assumed Final TSFG Stock Price. Cash will be paid in lieu of any fractional share, and accordingly, the value shown will be paid in the form of cash to the extent of such fractional share. Mixed elections will be given first priority.

                                                                      Appendix C

                          Keefe, Bruyette & Woods, Inc.
                  Specialists in Banking and Financial Services
                               Three James Center
                        1051 East Cary Street Suite 1415
                            Richmond, Virginia 23219


Telephone                                                          Facsimile
804-643-425                                                       804-643-4253




October 27, 2004


The Board of Directors
Pointe Financial Corporation
21845 Powerline Road
Boca Raton, Florida  33433

Members of the Board:

         You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Pointe Financial Corporation ("PFC") of the merger consideration in the proposed merger (the "Merger") of PFC into The South Financial Group, Inc. ("TSFG"), pursuant to the Agreement and Plan of Merger, dated as of October 27, 2004, between PFC and TSFG (the "Agreement"). Pursuant to the terms of the Agreement, each outstanding share of common stock of PFC (the "Common Shares") will be converted into the right to receive, at the election of a PFC stockholder, (a) a number of shares of TSFG common stock (the "Per Share Stock Consideration") or (b) cash (the "Per Share Cash Consideration"); in each case, subject to the formulas and certain adjustments as set forth in the Agreement.

         Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, PFC and TSFG, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of PFC and

TSFG for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of PFC in rendering this fairness opinion and will receive a fee from PFC for our services.

         In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of PFC and TSFG and the Merger, including among other things, the following: (i) the Agreement;
(ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2003, 2002 and 2001 of PFC; (iii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2003, 2002 and 2001 of TSFG; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of PFC and certain other communications from PFC to its respective stockholders; (v) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of TSFG and certain other communications from TSFG to its respective stockholders; and (vi) other financial information concerning the businesses and operations of PFC and TSFG furnished to us by PFC and TSFG for purposes of our analysis. We have also held discussions with senior management of PFC and TSFG regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for PFC and TSFG with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

         In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of PFC and TSFG as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for PFC and TSFG are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of PFC or TSFG, nor have we examined any individual credit files.

         We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of PFC and TSFG; (ii) the assets and liabilities of PFC and TSFG; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof, and does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for PFC or any other business combination in which PFC might engage.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the merger consideration in the Merger is fair, from a financial point of view, to holders of the Common Shares.

                                             Very truly yours,

                                             /s/  Keefe, Bruyette & Woods, Inc.

                                             Keefe, Bruyette & Woods, Inc.